Form 40-F
period 2010-12-31
IMRIS Inc.
filed 2011-03-01
CIK 1489161

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission file number 1-34975

IMRIS INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	3845 (Primary Standard Industrial Classification Code Number (if applicable))	98-0473230 (I.R.S. Employer Identification Number (if Applicable))

100-1370 Sony Place, Winnipeg, Manitoba, Canada
(204) 480-7070
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,113,783 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes☒                      No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes☐                      No☐

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F of IMRIS Inc. (the “Company”, “we” or “our”):

(a)	Annual Information Form for the fiscal year ended December 31, 2010;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010; and

(c)
Audited consolidated Financial Statements and notes thereto for the fiscal years ended December 31, 2010 and 2009.  (Note 22 to the consolidated financial statements contains a reconciliation to United States generally accepted accounting principles (U.S. GAAP)).

CONTROLS AND PROCEDURES

Certifications.  See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F

 Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Report on Internal Control over Financial Reporting and Attestation Reportof Auditor

This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices to directors and executive officers, during the period covered by this annual report on Form 40-F pursuant to Regulation BTR.

AUDIT COMMITTEE

Audit Committee

We have a separately- designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit and Governance Committee are:  David Leslie, William Fraser and Carey Diamond.

Audit Committee Financial Expert

Our Board of Directors has determined that David Leslie and William Fraser each qualify as an “audit committee financial expert” (as such term is defined in Form 40-F) and each of these members is independent under the rules of the NASDAQ Stock Market.

CODE OF ETHICS

We have adopted a Code Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 40-F, that is applicable to each of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

A copy of our Code of Business Conduct and Ethics has been filed as Exhibit 99.9 to this annual report on Form 40-F.  In addition, the Code of Business Conduct and Ethics has been posted for viewing on our website at www.IMRIS.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Business Conduct and Ethics.  Requests for copies of the Code of Ethics should be made by contacting our head office.
Since our common shares became registered under the Exchange Act, there have not been any amendments or waivers, including implicit waivers, from any provision of the Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required tabular disclosure is included in the section entitled “Pre-Approval of Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this annual report on Form 40-F.

Of the fees reported under the heading “Pre-Approval of Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2010, none were approved by our Audit and Governance Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRE-APPROVAL POLICES AND PROCEDURES

The required disclosure is included in the section entitled “Pre-Approval of Non-Audit Services” and Appendix B of the Company’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 to this annual report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

        We have no off-balance sheet arrangements required to be reported in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table presents a breakdown of our known outstanding contractual obligations by maturity as of December 31, 2010:

($ Canadian - Thousands)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating Lease Obligations	$599	$318	$185	$96	-
Total	$599	$318	$185	$96	-

NASDAQ CORPORATE GOVERNANCE

        Our common shares are quoted for trading on the NASDAQ Global Market under the symbol IMRS. As a Canadian corporation listed on the NASDAQ Global Market, we are not required to comply with most of the NASDAQ corporate governance standards, so long we comply with Canadian corporate governance practices.  In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.

Our corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the NASDAQ rules and comply with applicable rules adopted by the Securities and Exchange Commission to give effect to the provisions of the United States Sarbanes-Oxley Act of 2002.

We expect that further information about our corporate governance practices will be included in our Information Circular in respect of future annual meetings of shareholders.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.  Except as described in this summary, we are in compliance with the NASDAQ corporate governance standards in all significant respects.

Quorum Requirements

Rule 5620(c) of the NASDAQ Marketplace Rules requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws.  We follow applicable Canadian laws with respect to quorum requirements.  Our quorum requirement is set forth in our by-laws, which require two shareholders present in person or by proxy.

Shareholder Approval

Section 5635 of the NASDAQ Marketplace Rules requires shareholder approval to be obtained in connection with the undertaking of certain actions.  The circumstances under which shareholder approval is required under the NASDAQ Marketplace Rules are not identical to the circumstances under which shareholder approval is required under Canadian and TSX requirements.  For example, but without limitation, Section 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans.  This requirement covers plans that provide for the delivery of both newly issued and treasury securities.  The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval.  We follow the TSX rules with respect to the requirements for shareholder approval of potential transactions, including, without limitation, shareholder approval of equity compensation plans and material revisions to such plans.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
Consent to Service of Process

We have filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change in the name or address of the agent for service of process of the Company shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28,  2011.

IMRIS Inc.

By:
Name: H. David Graves
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2010

99.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2010

99.3	Audited Consolidated Financial Statements and Notes thereto for the fiscal years ended December 31, 2010 and 2009

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 USC. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 USC. 1350

99.8	Consent of Independent Chartered Accoutants — Deloitte & Touche LLP

99.9	Code of Business Conduct and Ethics