Form 40-F
period 2011-12-31
IMRIS Inc.
filed 2012-03-02
CIK 1489161

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number 1-34975

IMRIS INC.

(Exact name of registrant as specified in its charter)

Canada	3845	98-0473230
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

100-1370 Sony Place, Winnipeg, Manitoba, Canada

(204) 480-7070
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104

(206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,975,109 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒	No ☐

PRINCIPAL Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F of IMRIS Inc. (the “Company”, “we” or “our”):

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011; and

(c)	Audited consolidated Financial Statements and notes thereto for the fiscal years ended December 31, 2011 and 2010.

CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management's Report on Internal Control over Financial Reporting and Attestation Report of Auditor

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal 2011. Based on this assessment, management concluded that our internal control over financial reporting was effective as at December 31, 2011 and no material weaknesses in the Company’s internal control over financial reporting were discovered, providing reasonable assurance of the reliability of financial reporting and preparation of the financial statements.

The Company’s independent registered public accounting firm, Deloitte LLP (Deloitte), has issued an unqualified opinion on the Company’s internal controls over financial reporting, entitled “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States),” filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Attestation report of the registered public accounting firm

Deloitte’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS

We have adopted a Code Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 40-F, that is applicable to each of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of our Code of Business Conduct and Ethics has been filed as Exhibit 99.9 to this annual report on Form 40-F. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2011. The Code of Business Conduct and Ethics is posted for viewing on our website at www.IMRIS.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Business Conduct and Ethics. Requests for copies of the Code of Ethics should be made by contacting our head office.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required tabular disclosure is included in the section entitled “Pre-Approval of Audit and Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F.

Of the non-audit fees reported under the heading “Pre-Approval of Audit and Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, all were pre-approved by the Audit and Governance Committee. None were approved by our Audit and Governance Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRE-APPROVAL POLICES AND PROCEDURES

The required disclosure is included in the section entitled “Pre-Approval of Audit and Non-Audit Services” and Appendix B of the Company’s Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 to this annual report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be reported in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents a breakdown of our known outstanding contractual obligations by maturity as of December 31, 2011:

($USD - Thousands)	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating Lease Obligations	$2,884	$728	$1,398	$758	-
Total	$2,884	$728	$1,398	$758	-

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

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by US domestic issuers under NASDAQ’s corporate governance standards. Except as described in this summary, we are in compliance with the NASDAQ corporate governance standards in all significant respects.

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

INTERACTIVE DATA FILE

The required disclosure for the fiscal year ended December 31, 2011is filed as Exhibit 101 to this annual report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2012.

IMRIS Inc.

By:
/s/ H. David Graves
Name:	H. David Graves
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2011

99.3	Audited Consolidated Financial Statements and Notes thereto for the fiscal years ended December 31, 2011 and 2010

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 USC. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 USC. 1350

99.8	Consent of Independent Registered Chartered Accountants — Deloitte & Touche LLP

99.9	Code of Business Conduct and Ethics

101	Interactive Data File

9