Form 40-F
period 2012-12-31
IMRIS Inc.
filed 2013-03-06
CIK 1489161

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 46,061,211 common shares of the Registrant were issued and outstanding.

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

PRINCIPAL Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F of IMRIS Inc. (the “Company”, “we” or “our”):

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012; and

(c)	Audited consolidated Financial Statements and notes thereto for the fiscal years ended December 31, 2012 and 2011.

CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F.

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management's Report on Internal Control over Financial Reporting and Attestation Report of Auditor

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal 2012. Based on this assessment, management concluded that our internal control over financial reporting was effective as at December 31, 2012 and no material weaknesses in the Company’s internal control over financial reporting were discovered, providing reasonable assurance of the reliability of financial reporting and preparation of the financial statements.

The Company’s independent registered chartered accountants, Deloitte LLP (Deloitte), has issued an unqualified opinion on the Company’s internal controls over financial reporting, entitled “Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States),” filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Attestation report of the registered chartered accountants

Deloitte’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CODE OF ETHICS

We have adopted a Code Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 40-F, that is applicable to each of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2012. The Code of Business Conduct and Ethics is posted for viewing on our website at www.IMRIS.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Business Conduct and Ethics. Requests for copies of the Code of Ethics should be made by contacting our head office.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.IMRIS.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required tabular disclosure is included in the section entitled “Pre-Approval of Audit and Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this annual report on Form 40-F.

Of the non-audit fees reported under the heading “Pre-Approval of Audit and Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, all were pre-approved by the Audit and Governance Committee. None were approved by our Audit and Governance Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PRE-APPROVAL POLICES AND PROCEDURES

The Audit and Governance Committee has adopted an Auditor Services Pre-Approval Policy (the "Policy") with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte, the Corporation's independent auditor.  Pursuant to the Policy, the Audit Committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the Audit and Governance Committee believes to be typical, reoccurring or otherwise likely to be provided by the external auditor during the current fiscal year. All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of the Corporation to exercise any discretion in determining whether a particular service has been pre-approved.

In addition, pursuant to the Policy the Audit and Governance Committee has delegated its pre-approval authority to the Chair of the Audit and Governance Committee.  The Chair of the Audit and Governance Committee is required to report any granted pre-approvals to the Audit and Governance Committee at its next scheduled meeting.  The Audit and Governance Committee shall not delegate to management the Audit and Governance Committee's responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

Pursuant to the Policy, there is an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the Audit and Governance Committee and approved prior to the completion of the audit.  The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to the external auditor during the fiscal year in which the services are provided.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements required to be reported in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents a breakdown of our known outstanding contractual obligations by maturity as of December 31, 2012:

($USD - Thousands)	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating Lease Obligations	$13,567	$1,558	$3,381	$2,438	$6,190
Total	$13,567	$1,558	$3,381	$2,438	$6,190

MINE SAFTEY DISCLOSURE

(Not applicable)

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the NASDAQ Global Market under the symbol IMRS. As a Canadian corporation listed on the NASDAQ Global Market, we are not required to comply with most of the NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.

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

INTERACTIVE DATA FILES

The required disclosure for the fiscal year ended December 31, 2012is filed as Exhibit 101 to this annual report on Form 40-F.

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

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change in the name or address of the agent for service of process of the Company shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 5, 2013.

IMRIS Inc.

By:	/s/ H. David Graves

Name:	H. David Graves
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012

99.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2012

99.3	Audited Consolidated Financial Statements and Notes thereto for the fiscal years ended December 31, 2012 and 2011

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 USC. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 USC. 1350

99.8	Consent of Independent Registered Chartered Accountants — Deloitte LLP

101	Interactive Data Files

