Form 40-F/A
period 2012-12-31
IMRIS Inc.
filed 2013-03-12
CIK 1489161

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F (the “Original Form 40-F”) of IMRIS Inc. for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2013, is being filed to include revised versions of IMRIS’ Annual Information Form for such fiscal year and Management’s Discussion and Analysis for such fiscal year (“MD&A”) from the versions previously attached as Exhibits 99.1 and 99.2, respectively, to the Original Form 40-F.

IMRIS has also included in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Except as set forth above, this Amendment No. 1 does not modify or update the disclosure in the Original Form 40-F. The disclosure in this Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with IMRIS’ other filings made with the SEC subsequent to the filing of the Original Form 40-F, as information in such filings may update or supersede certain information contained in those filings as well as in this Amendment No. 1.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to the Original Form 40-F, as amended by this Amendment No. 1, are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-183820) of IMRIS Inc.

PRINCIPAL Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F of IMRIS Inc. (the “Company”, “we” or “our”):

(a)	Annual Information Form for the fiscal year ended December 31, 2012, as amended and restated on March 12, 2013;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, as amended and restated on March 12, 2013; and

(c)	Audited consolidated Financial Statements and notes thereto for the fiscal years ended December 31, 2012 and 2011.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2013.

IMRIS Inc.

By:	/s/ H. David Graves

Name:	H. David Graves
Title:	Chief Executive Officer

3

EXHIBIT INDEX

Exhibit No	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012, as amended and restated on March 12, 2013

99.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2012, as amended and restated on March 12, 2013

99.3*	Audited Consolidated Financial Statements and Notes thereto for the fiscal years ended December 31, 2012 and 2011

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 USC. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 USC. 1350

99.8*	Consent of Independent Registered Chartered Accountants — Deloitte LLP

101*	Interactive Data Files

____________________

* Previously filed.

4