Form 40-F
period 2013-12-31
IMRIS Inc.
filed 2014-03-04
CIK 1489161

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Yes ☒              No ☐

PRINCIPAL Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this annual report on Form 40-F of IMRIS Inc. (the “Company”, “we” or “our”):

(a)	Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013; and

(c)	Audited consolidated Financial Statements and notes thereto for the fiscal years ended December 31, 2013 and 2012.

CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this annual report on Form 40-F.

Disclosure Controls and Procedures

As of the end of the Company’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation and under the supervision of the principal executive officer and principal financial officer of the Company. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management's Report on Internal Control over Financial Reporting and Attestation Report of Auditor

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal 2013. Based on this assessment, management concluded that our internal control over financial reporting was effective as at December 31, 2013 and no material weaknesses in the Company’s internal control over financial reporting were discovered, providing reasonable assurance of the reliability of financial reporting and preparation of the financial statements.

The Company’s independent registered public accounting firm, Deloitte & Touche LLP (Deloitte), has issued an unqualified opinion on the Company’s internal controls over financial reporting, entitled “Report of Independent Registered Public Accounting Firm,” filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Attestation report of the independent registered public accounting firm

Deloitte’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices to directors and executive officers, during the period covered by this annual report on Form 40-F pursuant to Regulation BTR.

AUDIT COMMITTEE

Audit Committee

We have a separately- designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Governance Committee are: William Fraser, Stephen Armstrong and James Hickey.

Audit Committee Financial Expert

Our Board of Directors has determined that William Fraser, Stephen Armstrong and James Hickey each qualify as an “audit committee financial expert” (as such term is defined in Form 40-F) and each of these members is independent under the rules of the NASDAQ Stock Market.

CODE OF ETHICS

We have adopted a Code Business Conduct and Ethics, which qualifies as a “code as ethics” within the meaning of Form 40-F, that is applicable to each of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code during the fiscal year ended December 31, 2013. The Code of Business Conduct and Ethics is posted for viewing on our website at www.IMRIS.com. Furthermore, we undertake to provide to any person, without charge, upon request, a copy of the Code of Business Conduct and Ethics. Requests for copies of the Code of Ethics should be made by contacting our head office.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.IMRIS.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The required tabular disclosure is included in the section entitled “Pre-Approval of Audit and Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 to this annual report on Form 40-F.

Of the non-audit fees reported under the heading “Pre-Approval of Audit and Non-Audit Services” in the Company’s Annual Information Form for the fiscal year ended December 31, 2013, all were pre-approved by the Audit and Governance Committee. None were approved by our Audit and Governance Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

OFF-BALANCE SHEET ARRANGEMENTS

        We have no off-balance sheet arrangements required to be reported in this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table presents a breakdown of our known outstanding contractual obligations by maturity as of December 31, 2013:

($USD - Thousands)	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$34,315	$-	$15,807	$18,508	$-
Operating Lease Obligations	$12,595	$1,871	$3,126	$2,389	$5,209
Total	$46,910	$1,871	$18,933	$20,897	$5,209

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

INTERACTIVE DATA FILES

The required disclosure for the fiscal year ended December 31, 2013 is filed as Exhibit 101 to this annual report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2014.

IMRIS Inc.

/s/ Jay D. Miller
Name: Jay D. Miller
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2013

99.2	Management's Discussion and Analysis for the fiscal year ended December 31, 2013

99.3	Audited Consolidated Financial Statements and Notes thereto for the fiscal years ended December 31, 2013 and 2012

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 USC. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 USC. 1350

99.8	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP

99.9	Consent of Independent Registered Public Accounting Firm — Deloitte LLP

101	Interactive Data Files

