Form 20-F
period 2014-12-31
IMRIS Inc.
filed 2015-04-01
CIK 1489161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________ to ____________________

or

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-34975

IMRIS Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation)

5101 Shady Oak Rd Minnetonka, MN 55343

(Address of principal executive offices)

Jay D. Miller

5101 Shady Oak Rd

Minnetonka, MN 55343

Tel: (763) 203-6300

Fax: (866) 992-3224

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	TSX and NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,594,346 common shares as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

1

General Information

All references in this annual report on Form 20-F to “IMRIS,” the “Company,” “we,” “us,” or “our” refer to IMRIS Inc. and its wholly owned subsidiaries through which it conducts its business.

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 20-F, including the documents incorporated herein by reference, contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities law. These statements relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. These forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this annual report on Form 20-F and, including any documents incorporated by reference herein, include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

•	the adequacy of our working capital to fund our operations;

•	our ability to effectively manage our working capital needs and generate positive cash flows from deposits on new order bookings;

•	our expected future losses and accumulated deficit levels;

•	our ability to recognize revenues from sales of our products when expected or at all;

•	our backlog;

•	our competition;

•	our expected growth in revenues;

•	our gross profit percentage;

•	our ability to derive future revenue from a limited number of new customers;

•	our ability to satisfy customer demand for our products;

•	our ability to maintain the relationships needed for the support and maintenance of our products;

•	our ability to obtain a sufficient supply of the components needed for our products;

•	our strategy with respect to the protection of our intellectual property;

•	material breaches in the security of our systems;

•	our strategy for developing new products and modifications to existing products;

•	our requirement for, and our ability to obtain, future funding on favorable terms or at all;

•	our potential sources of funding and ability to raise additional capital;

•	the effect of litigation on our business;

•	the benefits of our products and services;

•	our expected conversion of backlog to product deliveries;

•	capital expenditures;

•	our facilities;

•	cash flow estimates and the sufficiency thereof;

•	our operating expenses;

•	our plans to invest in research and development (“R&D”);

•	our business strategy;

•	our plans for the growth of our business domestically and internationally;

•	our intentions with respect to developing strategic partnerships for the design, development and marketing of existing and future products;

•	our assessment of the benefits of our products to patients, clinicians and hospitals;

•	our plans for new applications of our core technology;

•	our development plans in conjunction with Varian Medical Systems and the success thereof;

•	our ability to successfully commercialize and deploy our surgical robotic system;

•	our ability to successfully commercialize and deploy our intraoperative computed tomography system;

•	our intentions with respect to creating long-term customer relationships;

•	our ability to attract and retain key personnel; and

•	our plans to seek and maintain regulatory clearance for our products.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern;

•	the extent of our future losses;

•	the level of our indebtedness;

•	our failure to comply with debt covenants contained in our debt agreements;

•	our ability to achieve an adequate level of bookings;

•	the high unit price of our products and long sales cycle;

•	deferrals of customer orders or delays in manufacturing, delivering and/or installation of a product;

•	the fixed nature of a large portion of our operating costs;

•	our ability to increase sales of certain newer applications or new product introductions;

•	loss of suppliers or increases to the cost of the components of our products;

•	our ability to achieve commercialization of our products on the timetable we anticipate or at all;

•	how our customer pipeline will convert to order bookings;

•	our ability to fulfill our current purchase order on a timely basis or at all;

•	our ability to attract and retain strategic partners and key personnel;

•	our distributor relationships;

•	natural or other disasters;

•	damage to our manufacturing facility or its failure to accommodate future sales growth;

•	market competition and technological advances of competitive products and treatments;

•	our ability to obtain and protect our intellectual property rights to existing and future products and, when required, to license third party intellectual property on commercially reasonable terms;

•	the expense and potential harm to our business of intellectual property litigation;

•	our ability to secure or replace patents;

•	the failure to obtain, delay in or withdrawal of necessary government regulatory approvals for existing products or future products or modifications;

•	our ability to develop new products and manage growth;

•	our ability to obtain future financing and on commercially reasonable terms;

•	the ability of our customers to obtain adequate reimbursement from third party payers for the use of our products;

•	impairment of tangible assets, intangible assets or goodwill;

•	the availability of clinical data to support the safety and clinical efficacy of our products;

•	the impact of future legislative or regulatory changes;

•	the impact of product liability or warranty claims;

•	foreign currency fluctuations;

•	our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

•	our reliance on certain strategic relationships for the design, development and marketing of our products;

•	changes in economic conditions;

•	stock market volatility;

•	our exposure to credit risk for accounts receivable;

•	our ability to identify the most profitable market opportunities;

•	our ability to convert any letter of intent or nonbinding memorandum of understanding into a binding agreement; and

•	additional risks and uncertainties, many of which are beyond our control, referred to under “Risk Factors” and elsewhere in this annual report on Form 20-F and the documents incorporated by reference herein.

Although the forward-looking statements contained in this annual report on Form 20-F and in the documents incorporated by reference herein are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. Forward-looking statements contained in this annual report on Form 20-F are made as of the date of this annual report. Forward-looking statements made in a document incorporated by reference into this annual report on Form 20-F are made as of the date of the original document and have not been updated by us except as expressly provided for in this annual report on Form 20-F.

Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. We qualify all the forward-looking statements contained in this annual report on Form 20-F and the documents incorporated by reference herein by the foregoing cautionary statements.

Currency and Exchange Rates

Our financial statements incorporated by reference into this annual report on Form 20-F are reported in U.S. dollars, unless otherwise specified, and have been prepared in accordance with U.S. GAAP. References in this annual report on Form 20-F to “dollars”, “US$” or “$” are to United States dollars. Canadian dollars are indicated by the symbol “Cdn$”.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one Canadian dollar, expressed in United States dollars, based on the noon exchange rate published by the Bank of Canada.

	Year ended December 31,
	2014	2013	2012	2011	2010
High for the period	$0.9422	$1.0164	$1.0299	$1.0583	$1.0069
Low for the period	$0.8589	$0.9348	$0.9599	$0.9430	$0.9218
End of period	$0.8620	$0.9419	$1.0051	$0.9833	$1.0053
Average for the period	$0.9054	$0.9710	$1.0006	$1.0111	$0.9709

The following table lists, for each month during the past six months, the high and low exchange rates, for one Canadian dollar, expressed in United States dollars, based on the noon exchange rate published by the Bank of Canada.

	October 2014	November 2014	December 2014	January 2015	February 2015	March 2015
High for the period	$0.9017	$0.8940	$0.8839	$0.8562	$0.8063	0.8039
Low for the period	$0.8783	$0.8732	$0.8568	$0.7813	$0.7863	0.7811

On March 30, 2015, the Bank of Canada’s noon exchange rate was Cdn$1.00 = $0.7881.

Glossary of Certain Terms

“510(k) clearance” is an FDA submission where the applicant seeks to demonstrate that a medical device is at least as safe and effective, or substantially equivalent, to a device that has previously been approved.

“angiography” is a fluoroscopic technique in which a contrast agent is injected into a patient’s circulatory system in order to allow imaging of the vessels or other structures.

“bi-plane angiography” involves the use of two simultaneous angiographic views, often at right angles, to provide a three-dimensional view of the anatomy of interest.

“CE” as in “CE Mark” is an acronym for Conformité Européene, an organization that certifies that a product has met European Union health, safety, and environmental requirements and represents compliance with the applicable Medical Device Directives of the European Union.

“Class I Device” is a medical device that the FDA believes presents a very low risk to the consumer and which is substantially equivalent to other products already on the market. These devices are subject only to general controls.

“Class II Device” is a medical device for which general controls alone are insufficient to assure safety and effectiveness, but in respect of which additional existing methods are available to provide such assurances. Therefore, Class II devices are subject to special controls in addition to the general controls of Class I devices.

“Class III Device” is the most stringent category for a medical device for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices are usually those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

“CT” is computed tomography, where a computer is used to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest.

“FDA” is the United States Food and Drug Administration.

“fluoroscopy” is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite.

“image-guided therapy system” or “image-guided therapy system solution” is an integrated suite of products and technologies that permit imaging during a surgical or interventional procedure.

“imaging coils” are devices that are used in conjunction with an MR scanner to receive signals from the anatomy of the patient.

“imaging modalities” are different approaches to the imaging of patient anatomy using different technologies, such as ultrasound, CT, fluoroscopy and MR.

“interventional suite” is any suite where a minimally invasive procedure is completed.

“Medical Device Directives” covers the regulatory requirements for the European Union for Medical Devices.

“MR” is magnetic resonance, which is the physical phenomena underlying the imaging ability of an MR scanner.

“MR imaging” produces high resolution images of a patient’s anatomy by measuring the unique manner in which certain molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet.

“MR scanner” is a medical device that uses MR imaging to provide images of anatomy.

“neurosurgical applications” are surgical or interventional procedures that have to do with the brain and the nervous system of the brain.

“neurosurgical procedure” is surgery performed on the nervous system or the brain.

“radiation therapy” is the treatment of disease, usually cancer, by ionizing radiation in order to deliver an optimal dose of either particulate or electromagnetic radiation to a particular area of the body with minimal damage to normal tissues.

“radio-frequency (RF) shielding systems” are copper shields installed in the walls around an MR scanner, which are required to protect an MR scanner from radio interference.

“Tesla” is the unit of measurement for the strength of a magnetic field generated by a magnet, including that inside an MR scanner.

“ultrasound” is a diagnostic imaging technique used to visualize body structures using sound waves.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2010 - 2014 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Public Accountants, for the years ended December 31, 2014 and 2013, and Deloitte LLP, Independent Registered Public Accountants, for the years ended December 31, 2012, 2011 and 2010.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements under the heading “Item 18. Financial Statements”.

We have not paid any dividends since our incorporation. We will consider paying dividends in the future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of the board of directors to retain all earnings to finance our business plan. Our credit facility contains a covenant which requires written consent from one of our lenders before declaring or paying any dividend or other distribution on our common shares.

Expressed in US $000’s except share and per share data	2014	2013	2012	2011	2010

Statement of Comprehensive Loss Data:
Revenue	$28,891	$46,042	$52,392	$51,797	$70,280
Cost of sales and service	18,959	30,369	34,594	34,123	39,609
Operating expenses	33,072	54,978	45,322	38,240	31,652
Income (loss) from operations	(23,140)	(39,305)	(27,524)	(20,566)	(981)
Net income (loss)	(30,387)	(42,000)	(27,756)	(20,925)	(1,766)
Weighted average number of common shares outstanding	52,233,551	50,714,678	45,777,587	44,675,390	33,990,295
Basic and diluted loss per share	$(0.58)	$(0.83)	$(0.61)	$(0.47)	$(0.05)

Balance Sheet Data:
Cash	$5,002	$6,382	$19,060	$40,425	$60,773
Restricted cash	371	7,500	1,920	-	-
Accounts receivable	8,564	13,979	11,130	13,968	15,874
Total assets	65,484	85,561	81,985	94,290	114,953
Total liabilities	53,473	60,040	31,398	19,731	21,988
Total shareholders' equity	11,790	35,021	50,587	74,559	92,965

Other Information:
Dividends declared	$-	$-	$-	$-	$-

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the trading price of our securities to decline.

There is doubt about our ability to continue as a going concern due to recurring losses from operations and insufficient cash resources to meet our business objectives, all of which means that we may not be able to continue operations.

The Company recorded a net loss of $30.4 million in 2014 and had cash of $5.0 million as of December 31, 2014. The Company has not yet achieved profitability and anticipates that it may continue to incur net losses in the foreseeable future. Since inception, the Company has funded its losses through the sale and issuance of equity securities and secondarily through the issuance of debt.

The Company’s current and anticipated cash resources may be insufficient to support currently forecasted operations. Therefore, in order to execute its business plans, the Company may need to obtain additional debt or equity financing. We believe that if our cash balances are not sufficient to meet our liquidity needs, we will be able to raise additional capital. While there is no guarantee that we can raise additional capital, we have a history of being able to successfully fund the business through the capital markets in the form of equity or debt financing.  If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate projects and/or consider other alternatives.

Due to our limited operating history and accumulated deficit, as well as our expected future losses, we might not achieve or maintain profitability.

We were founded in 2005. We still have a limited operating history. We have a large accumulated deficit, we expect future losses, and we might not achieve sustained profitability. If the time required to generate significant revenues and achieve sustained profitability is longer than anticipated, we may not be able to continue our operations without additional funding or capital, which may not be available at all or on commercially reasonable terms. Our prospects must be considered in light of the risks and uncertainties encountered by a company in the continuously evolving image guided therapy market. If we cannot successfully address these risks, we will not be able to achieve or maintain profitability and our business and financial condition would suffer.

Our debt may limit our ability to obtain financing and to pursue other business opportunities, which could adversely affect our business, financial condition, results of operations and prospects.

From time to time, we may enter into transactions that may be financed in whole or in part with debt, which may increase our debt levels above standards for companies in our industry of a similar size. Depending upon future plans, we may require additional equity and/or debt financing that may not be available or, if available, may not be available on acceptable terms. None of our organizational documents currently limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Additionally, our debt agreement requires us to maintain cash balances of at least $7.5 million at each quarter-end, as well as other customary covenants, including limiting additional indebtedness. This required cash balance will restrict our cash usage. These covenants, if not met, could lead to a default under the agreement, which would be detrimental to the on-going operations of the Company.

On September 23, 2014, we entered into a Waiver and Amendment Agreement with Deerfield Management Company, L.P. (“Deerfield”) with respect to the Facility Agreement dated as of September 16, 2013, in order to waive the enforcement of the covenant under the Facility Agreement that we have cash and cash equivalents greater than $7.5 million at calendar quarter ending September 30, 2014. In connection with the waiver, we agreed to change the exercise price of the warrants to purchase 6.1 million shares of IMRIS common stock from $1.94 to $0.70 per share, representing the closing trading price of the common shares on NASDAQ as of September 23, 2014.

On December 24, 2014, we entered into another Waiver Agreement with Deerfield. Deerfield agreed to waive the enforcement of the requirement under the Facility Agreement that the Company have cash and cash equivalents at the end of any calendar quarter greater than $7.5 million for the periods commencing October 1, 2014 through and including June 30, 2015. In connection with the waiver, on December 22, 2014, the Company agreed to amend the exercise price of the warrants to $0.35386 per share, representing 130% of the price of our common shares as of the NASDAQ market close immediately preceding the signing of definitive agreements.

On March 31, 2015, the Company negotiated a Revolving Credit Facility with Deerfield. The Revolving Credit Facility is for up to (a) $0.6 million which shall be available immediately and, (b) if requested by the Company, an amount equal to 50 percent of the amount of any additional cash received on account of the Equity Financing, provided that the sum of (a) and (b) shall not exceed $3.0 million. The Revolving Credit Facility bears an interest rate of 15 percent and matures one year from the signing date. Additionally, interest payments due in April 2015 and July 2015 pursuant to the Company’s loan agreement (described in Note 18 to our Consolidated Financial Statements) are due instead in cash on October 15, 2015. Our loan agreement contains covenants including a covenant that the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end (the “minimum cash balance requirement covenant”). This minimum cash balance requirement covenant has been waived for September 30, 2015 and December 31, 2015.

We need to achieve a level of bookings and revenue in order to maintain cash balances adequate to fund our current operations at the current level.

With our current level of operating expenses, we need to achieve a certain level of bookings and receive deposits in order to be able to fund those operations. If we do not achieve that level of bookings and/or receive deposits, we may not be able to fund operations without changes to our operations and/or additional funding sources.

Our ability to fund our operations beyond the next 12 months is dependent on our ability to meet our planned business operations, effectively manage our working capital needs and generate positive cash flows from deposits on new order bookings. Our cash balances can fluctuate based on when we obtain cash deposits and payments from customers. This could have an impact on our ending cash balance and our ability to meet our operating liquidity needs and our debt covenant related to cash balances, in which event we would need to find other sources of cash. We believe that if our cash balances are not sufficient to meet our liquidity needs, we will be able to raise additional capital. While there is no guarantee that we can raise additional capital, we have a history of being able to successfully fund the business through the capital markets in the form of equity or debt financing. If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate projects.

We may have additional financing requirements in the future and we cannot be certain of our ability to obtain such financing at all or on commercially reasonable terms.

If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may require additional financing. In the future, we may also seek to arrange financings to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We may pursue future financings through various means, including equity investments, issuance of debt, joint venture projects, licensing arrangements or other means. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. Our ability to obtain additional financing may be impaired by such factors as the state of the capital markets, both generally and specifically in the medical device industry, and the fact that we are a relatively new enterprise without a proven operating history. If the amount of capital we are able to raise from financing activities, together with our cash flow from operations, is not sufficient to satisfy our capital needs, we may not be able to develop or enhance our products, execute our business and growth plans, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it would adversely affect our business, financial condition and results of operations.

If our stock price falls below $1.00 for thirty consecutive days, our common stock could be delisted from the NASDAQ.

Our common stock price has been and is likely to continue to be volatile, and an investment in our common stock could decline in value. On August 25, 2014, we received a letter from the NASDAQ Stock Market LLC ("NASDAQ") stating that for the previous 30 consecutive business days the bid price of the Company's common stock closed below the minimum $1.00 per share required for continued listing under NASDAQ Listing Rule 5450(a)(1). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company had a period of 180 calendar days, or until February 23, 2015, to regain compliance with the minimum bid requirement. On February 13, 2015, the Company received a letter from NASDAQ stating that since the closing bid price of the Company’s common stock had been greater than $1.00 for the last 10 consecutive business days, from January 30 to February 12, they determined that IMRIS was in compliance with Listing Rule 5450(a)(1) and that this matter was then closed.

The decision to buy our products by a hospital may be hampered by the high unit price of the VISIUS Surgical Theatre.

The VISIUS Surgical Theatre has unit prices that range between $1.5 million and $12 million dollars. Given these products are premium-priced due to their greater functionality as compared to traditional products, the decision to purchase one of our VISIUS Surgical Theatres may consume a significant portion of a hospital’s annual capital budget. Where capital budgets are limited, we often are competing with systems that offer lesser functionality of our products or other capital requirement needs within the hospital system which may force a customer to choose between two or more items of capital equipment. These factors may limit our ability to compete if we are unable to market VISIUS Surgical Theatres more effectively than lower priced competitive products, and limit our ability to grow the business.

Our products are characterized by a long sales cycle, high unit prices and limited quarterly installations, which may contribute to substantial fluctuations in our order bookings and revenues recognized on delivery, installation and acceptance of our products.

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers. Due to the size and complexity of these projects, our sales process requires that we engage with a number of different stakeholders within and outside the hospital, including surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff. As a result, the sales cycle associated with the marketing of our VISIUS Surgical Theatres is both complex and lengthy, with an average sales cycle of more than 12 months from initial customer engagement to our receipt of a purchase order. Further, once a hospital purchases a VISIUS Surgical Theatre, the time for manufacture, delivery and installation of the Theatre may exceed 12 months, which delays our ability to recognize revenue. In addition, because payment of a substantial portion of the purchase price for our products is not due from the customer until the system has been delivered, installed and accepted by the customers, delays in manufacturing, delivering and installing a completed system may have a negative effect on our cash flow.

Because of the high unit price of the VISIUS Surgical Theatre and the limited number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If we lose a customer order or if customers defer installation of a VISIUS Surgical Theatre for even a short period of time, a significant amount of revenue may be lost or deferred to a subsequent period. We expect that revenues from a limited number of new customers will continue to account for a large percentage of our future revenues.

The key factors affecting our revenue and results, many of which are outside of our control, include:

•	competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

•	market acceptance of our products and services;

•	varying size, timing and contractual terms of orders for our products;

•	the project based nature of deployments of our products;

•	the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	general weakening of the economy resulting in a decrease in the overall demand for medical devices and services or otherwise affecting the capital investment levels of hospitals;

•	timing of product development and new product initiatives;

•	technology changes or variations from our suppliers that change or impact our product offering; and

•	the length and variability of the sales cycles for our products.

In addition, while we believe that our backlog provides a more meaningful measure at any particular point in time of the long-term prospects of our business, investors may attribute significant weight to our quarterly revenues and operating results, which may result in substantial fluctuations in our share price. Furthermore, our backlog may not be recognized as revenue if we experience issues with the supply of components for our products, if any service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control, which would adversely affect our operating results.

A large portion of our operating costs do not vary with revenue, which may have a negative impact on our operating results if we have significant fluctuations in our revenues.

A large portion of our operating costs are relatively fixed, such as our investment in human resources, research activities and regulatory compliance. These investments form a certain baseline of our costs, which do not fluctuate from period to period. If we are unable to recognize revenue in a particular quarter, these investments may adversely affect our financial results in that quarter or year.

A significant portion of these fixed operating costs are allocated to research and development of new technologies. These investments often require large capital commitments over long development timeframes. We have some ability to eliminate or delay certain costs; however, delaying or halting these activities because of varying revenue levels from quarter to quarter could have a long-term impact on the completion and commercialization of new products, further limiting our ability to grow the business.

If we are unable to increase sales of our newer VISIUS Surgical Theatre applications, we may be unable to generate sufficient revenue to support our business.

We currently generate the substantial majority of our revenue from sales of the VISIUS Surgical Theatre for neurosurgical applications and multi-year service plans for these Theatres. We have introduced new capabilities that extend the VISIUS Surgical Theatre to cerebrovascular and cardiovascular applications, and added intraoperative CT capabilities to the VISIUS Surgical Theatre for cranial and spine procedures. To date we have experienced limited sales of these products. The image guided therapy market, which all of our products are designed to address, is an emerging market with limited data and there is no guarantee that the assumptions that we have made about the size of the market, the need for our products, the ability of our products to meet this perceived demand or the willingness and ability of our potential customers to pay the high prices of our VISIUS Surgical Theatres will be realized. If we are unable to sustain or increase sales of these products, we may not generate sufficient revenue to support our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop our robotics or MRgRT programs into commercially viable products on the timetable we anticipate, or at all. The commercialization of these products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products.

To date, we have limited experience manufacturing some of our products on a commercial basis. We cannot be sure that we will be able to develop efficient, low cost, high volume processes that will enable us to meet our cost goals and delivered and installed revenue projections. While we currently have sufficient production capacity to fulfill customer orders in the near term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high volume processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

We may not be able to accurately predict how our customer pipeline will convert to order bookings.

We periodically forecast information about the rate we will be able to convert potential customers in our order pipeline into actual bookings we expect to achieve in future periods. The actual bookings we achieve in a period may vary from the bookings we forecast in public disclosure documents, presentations or other public information and these variations could be material and adverse. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which may not be accurate. Actual bookings rely on the occurrence of numerous factors beyond our control such as a customer’s capital budget, their patient requirements and timing.

New product introductions may adversely affect our financial results.

We introduce new products with enhanced features and extended capabilities from time to time. Our products are subject to various regulatory processes, and we must obtain and maintain regulatory approvals in order to sell our new products. If a potential purchaser believes that we plan to introduce a new product in the near future or if a potential purchaser is located in a country where a new product that we have introduced has not yet received regulatory approval, planned purchases may be deferred or delayed. As a result, new product introductions may adversely affect our financial results.

If we are unable to fulfill our current purchase orders on a timely basis or at all, our ability to generate revenue could be impaired, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.

As of December 31, 2014, we had 14 outstanding purchase orders for our VISIUS Surgical Theatres at various stages of completion, payment and revenue recognition. Orders may be revised, modified or cancelled, by their express terms, as a result of negotiations or by project changes or delays. If we experience any failures or delays in completing the installation of our products, our reputation would suffer and we may not be able to sell additional products. Substantial delays in the installation process also increase the risk that a customer would attempt to cancel a purchase order, which would have a negative effect on our financial condition and results of operations.

Our backlog might not result in future net sales.

Our backlog at any particular date may not be indicative of recognized revenues in our financial statements in subsequent periods. We evaluate each customer order to determine qualification for inclusion in backlog; however, there can be no assurance that amounts included in backlog will ultimately result in recognition of revenue or occur in any particular financial reporting period. In addition, in any given period, we can reduce backlog due to factors such as a cancellation of an order, lack of confidence in the customer proceeding with the order, changes in the financial condition at a customer, changes in government or third party funding for customers, and changes in installation schedules. Changes to backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

We depend upon Siemens AG (“Siemens”) for the supply of key components of our products and the support and maintenance of our products.

We depend upon Siemens to supply the MR scanner, CT scanner and angiography systems for our products. Our Original Equipment Manufacturer (“OEM”) agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months’ advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term. We entered into a separate OEM with Siemens for CT products in August 2013 for a two-year term with automatic renewals thereafter for further one-year periods, subject to the same termination notices under the original OEM agreement. The agreements may also be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting us where the buyer or controlling shareholder is a direct competitor to Siemens. Siemens also directly and indirectly competes with us in the sale of image-guided therapy systems. If, for any reason, we could not obtain imaging equipment from Siemens on a timely basis or at all, there is no certainty that we could find another vendor willing to supply this equipment and a change would require a redesign of the products, which could take a year or more to implement. We also depend upon Siemens to provide support and maintenance services to our customers. If Siemens’ services became unavailable on a timely basis or at all, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We rely upon a limited number of suppliers of components for our products. The loss of any of these relationships may increase our costs, damage our reputation and harm our ability to generate revenue.

We purchase other critical components of our products from outside vendors, including radio frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our data-management system, and operating room booms and lights. For the majority of these system components, we do not have long-term supply contracts with the suppliers. A disruption of the supply of key components could result in increased costs and delays in deliveries, which could adversely affect our reputation and results of operations. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. For example, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements.

We will also have to assess any new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the FDA, or similar foreign clearance may be necessary, which would likely cause substantial delays. Furthermore, we cannot make assurances that we would be able to enter into agreements on a timely basis with new manufacturers or suppliers on commercially reasonable terms, or at all. As a result, we may be unable to meet the demand for our products, or face increased costs and delays in deliveries of our products, either of which could harm our ability to generate revenue and damage our reputation. In addition, any delay in receiving components might cause us to have insufficient spare parts to service existing customers, which could lead to customer dissatisfaction and a breach by us of our service obligations to our customers.

We believe it may be necessary to find alternative manufacturers for key components over time as our quantity and quality demands evolve, but we may not be able to identify alternative manufacturers in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products.

We utilize distributors for a portion of our sales, which subjects us to a number of risks that could harm our business.

We have strategic relationships with distributors for sales and service of our products in certain foreign countries. If these strategic relationships are terminated and not replaced, our revenues and/or ability to service our products in the territories serviced by these distributors could be adversely affected. In addition, we may be named as a defendant in lawsuits against our distributors related to sales or service of our products performed by them.

Natural or other disasters could disrupt our business and result in loss of revenue or in higher expenses.

Natural disasters, terrorist activities and other business disruptions in any of our major markets could have a material adverse effect on our operations. In addition, any damage to our sole in-house manufacturing operation in Minnesota, could cause substantial delays in operations, damage or destroy equipment or inventory and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

Disruption of critical information systems or material breaches in the security of our systems could harm our business, customer relations and financial condition.

Information technology helps us operate efficiently, interface with customers, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions or the loss of or damage to intellectual property through security breach. If our data management systems do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results. We have not experienced any significant disruptions, and have not had any material breaches in the security of our systems.

We rely upon certain key personnel, and our ability to successfully grow our business would be adversely affected by their departure from our company.

We depend upon certain of our key employees. In particular, we are highly dependent upon the members of our operations and research and development staff. The loss of one or more of these individuals could adversely affect our business. Recruiting and retaining key personnel in the future will be critical to our success. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. Although we have done so in the past and expect to be able to do so in the future, we cannot make assurances that we will be able to attract and retain skilled and experienced personnel. Competition for qualified personnel in the medical device industry is intense and recruiting and retaining qualified personnel with experience in our industry is very difficult. A portion of our compensation to our key employees is in the form of stock option grants. A prolonged decline in our share price could make it difficult for us to retain our employees and recruit additional qualified personnel. We do not maintain, and do not intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain personnel in key positions, we may be unable to maintain or grow our business successfully.

If our tangible assets, intangible assets or goodwill becomes impaired, it may adversely affect our operating results.

We evaluate assets on our balance sheet, including intangible assets and goodwill, annually as of November 30 or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We monitor factors or indicators, such as unfavorable variances from forecasted cash flows, established business plans or volatility inherent to external markets and industries that would require an impairment test. The test for impairment of tangible and intangible assets requires a comparison of the carrying value of the asset or asset group with their estimated undiscounted future cash flows. The test for impairment of goodwill requires a comparison of the carrying value of the goodwill with it estimated fair value. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. Negative or uncertain global economic conditions could result in circumstances such as a sustained decline in our stock price and market capitalization and/or a decrease in our forecasted cash flow such that they are insufficient, indicating that the carrying value of our acquired goodwill may be impaired. If we are required to record a significant charge to earnings because an impairment of our acquired goodwill is determined, our results of operations will be adversely impacted. Additionally, the Company currently operates as one operating segment, which is the reporting unit for goodwill testing. If there were a change to the Company’s segment reporting such as to add additional reporting units, the acquired goodwill would be allocated to the resulting reporting units. The allocated acquired goodwill for each reporting unit would need to be evaluated for impairment separately, which could result in impairment.

There is limited clinical data to support the safety and clinical efficacy of our products, which could affect the rate of adoption of our products and subject our products to future challenges.

Although we have collected and published clinical data to support the effectiveness of neurosurgical procedures performed using VISIUS Surgical Theatres, the clinical data is still not extensive and the medical community has not yet developed a large body of peer-reviewed literature that supports the safety and efficacy of our systems. In addition, the clinical data in other applications such as cardiovascular, cerebrovascular and spine for VISIUS Surgical Theatres is still in the development stages. Because the limited VISIUS Surgical Theatre clinical data published to date is relatively new, we may not have sufficient clinical data demonstrating the advantages of our products over our competitors’ products. The lack of such may affect the rate at which hospitals and clinicians adopt our products. In addition, if future studies call into question the safety or efficacy of our products, our business, financial condition or results of operations could be adversely affected.

Market competition and technological advances of other products and treatments could reduce the attractiveness of our products or render them obsolete.

The medical device industry in general and the field of image guided therapy in particular, is subject to intense and increasing competition and rapidly evolving technologies. Radiation therapy, chemotherapy and other drugs offer alternative means of treating the diseases that are dealt with using image guided therapy. In addition, many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render image guided therapy obsolete, including new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete. Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and technologies over alternative procedures, products and technologies, and convince surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff and other healthcare decision makers of the advantages of our products and technologies.

Our current competitors or other companies are likely to develop new imaging solutions. If we are unable to develop products that compete effectively against the products of existing or future competitors, our revenue may not grow and could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their imaging solutions or ancillary supplies. If these competitors’ pricing strategies are effective, it could result in downward pressure on the price of our products. If we are unable to maintain or increase our selling prices in the face of competition, our gross margins may decline.

Moreover, many of our competitors are large medical systems suppliers and have considerably greater resources at their disposal than we do in terms of technology, manufacturing, product development, marketing, distribution, sales, commercialization, capital resources and human resources and have established relationships with hospitals. Many competitors also have more experience in obtaining domestic and foreign regulatory approvals. Therefore, we cannot assure you that we can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on our business, financial condition or results of operations.

If our customers are unable to obtain adequate reimbursement from third party payers for the use of our products, our ability to commercialize our products will be adversely affected.

Medical institutions typically bill the services performed with our products to various third party payers, such as government health administration authorities, private health coverage insurers and other organizations. Our ability to commercialize products successfully will depend in part upon the extent to which reimbursement for the cost of such services will be available. Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and we cannot assure you that adequate third party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. In the event that our customers are unable to obtain adequate reimbursement for the use of VISIUS Surgical Theatres or other products we may develop, market acceptance of our products would be adversely affected.

We operate in an industry where there is the potential for substantial product liability claims, which would cause us to incur significant costs, create adverse publicity and/or prevent us from commercializing our products.

Medical products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain liability insurance coverage. There is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect us against potential liability proceedings, we could be required to cease the commercialization of products that we have developed or be prevented from beginning the commercialization of new products. Our obligation to pay indemnities or to withdraw a product following complaints could materially and adversely affect our financial condition and results of operations.

We may face substantial warranty claims arising from the nature of our business, which would substantially increase our costs and damage our reputation.

Our costs could substantially increase if we receive a significant number of warranty claims. We typically provide our customers with a one-year material and workmanship warranty on their purchase of a VISIUS Surgical Theatre. If product returns or warranty claims increase, we could incur unanticipated additional expenditures for parts and service.

In addition, if we were to receive a significant number of warranty claims, our reputation and goodwill in the image guided therapy market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could materially and adversely affect our financial condition and results of operations.

Our financial results can be adversely affected by foreign exchange fluctuations.

While we generate a significant portion of our sales in U.S. dollars, we also have sales and some expenses in other foreign currencies. In addition, any assets and liabilities not denominated in our reporting currency can give rise to foreign exchange gains or losses on translation into our reporting currency. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between our reporting currency and other currencies.

We rely upon certain strategic relationships for the design, development and marketing of our existing and future products. Our revenues would suffer if these partnerships were to end or if our partners fail to perform in the manner we require.

We work with a number of our customers and suppliers in designing, developing and marketing our products. Currently, our most important relationship is with Siemens, which supplies the superconducting magnet at the core of our system and with which we work closely in connection with the sales and marketing of our VISIUS Surgical Theatres. Siemens and certain of our other strategic partners are large, global organizations with diverse product lines and interests that may diverge from our interests in commercializing our products. In addition we have a strategic development activity with Varian, as a key partner in the development of our MR-guided radiation therapy product. Varian is providing key product components and research and development resources that are critical to the potential commercialization of the MR-guided radiation therapy product. Accordingly, our strategic partners may not devote adequate resources to our product development, or may experience financial difficulties, change their business strategy or undergo a business combination or similar change of control transaction that may affect their willingness or ability to fulfill their obligations to us.

The loss or failure of one or more of our key strategic partners could have a material adverse effect on our financial condition, results of operations and cash flow. Furthermore, if we are unable to enter into additional partnerships in the future, or if our current or future partnerships fail, our ability to develop and commercialize products could be affected negatively and our revenues could be adversely affected. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of our management team leave our company.

If we fail to overcome the challenges inherent in international operations, our business and results of operations may be materially adversely affected.

Although most of our sales to date have been made in North America, we have employees in North America, Europe and Asia. In the future, we expect international sales of our products to account for a significant portion of our revenue, which exposes us to risks inherent in international operations. To accommodate our international sales, we have needed and will need to further invest financial and management resources to develop an international infrastructure that will meet the needs of our customers.

Accordingly, we will face additional risks resulting from our international operations, including:

•	difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

•	the failure to fulfill foreign regulatory requirements to market our products on a timely basis or at all;

•	availability of, and changes in, reimbursement within prevailing foreign healthcare payment systems;

•	difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign sales or marketing employees and agents;

•	limited protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates;

•	the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

•	the possibility of any material shipping delays;

•	significant changes in the political, regulatory, safety or economic conditions in a country or region;

•	protectionist laws and business practices that favor local competitors; and

•	trade restrictions, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations, as well as the imposition of, or significant changes to, the level of tariffs, customs duties and export quotas.

If we fail to overcome the challenges we encounter in our international operations, our business and results of operations may be materially adversely affected.

We may be adversely affected by credit risk.

We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

If we are not able to successfully protect our key intellectual property and trade secrets, our competitive position, future business prospects and financial performance will be adversely affected.

Our success depends, in part, on our ability to maintain or obtain and enforce patent and other intellectual property protections for our processes and technologies, to preserve our trade secrets and to operate without infringing upon the proprietary rights of third parties. We have obtained patents and filed applications in the United States, Canada, and internationally and may, in the future, seek additional patents or file patent applications. Significant aspects of our technology are currently protected as trade secrets, for which we may or may not file patent applications when appropriate. There can be no assurance that patents owned or licensed by us will be valid, and we may not be able to successfully obtain and enforce patents and maintain trade secret protection for our technology. We cannot assure you that any of our pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required, or that the patents granted to us will be commercially useful. Setbacks in these areas could negatively affect our ability to compete and materially and adversely affect our business, financial condition and results of operations.

Patents may provide some degree of protection for our intellectual property; however, patent protection involves complex legal and factual determinations and is therefore uncertain. We cannot assure you that our patents or patent applications will be valid or will issue over prior art, or that patents will issue from the patent applications we have filed or will file. Additionally, we cannot assure you that the scope of any claims granted in any patent will provide us with adequate protection for the processes used by us currently or in the future. We cannot be certain that the creators of our technology were the first inventors of inventions and processes covered by our patents and patent applications or that they were the first to file. Accordingly, we cannot assure you that our patents will be valid or will afford us with protection against competitors with similar technology or processes. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective.

In addition, the laws governing patent protection continue to evolve and are different from one country to the next, all of which causes further uncertainty in the usefulness of a patent. Our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell our products, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. If we are not able to adequately protect our intellectual property and proprietary technology, our competitive position, future business prospects and financial performance will be adversely affected.

If we are unable to replace our patents or obtain patent applications or future intellectual property claims for products under development, our ability to compete in the market will be harmed.

Unpatented trade secrets, technological innovation and confidential know-how are also important to our success. Although we seek to protect our proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, we cannot assure you that others will not independently develop the same or similar information or gain access to the same or similar information. In view of these factors, our intellectual property positions have a degree of uncertainty.

While we will continue to work to add to our patent portfolio to protect the intellectual property contained in our products, we believe competitors will emerge in our current and future markets in image guided therapies. We do not know whether we will have the patent protection we need, or whether the protection we do have will be found valid and enforceable if challenged.

We also do not know whether we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business.

One of our key initial patents, which protects our proprietary right to move an MR scanner into and out of a surgical or interventional suite, expires in the United States in March 2016 and elsewhere in the world in March 2017.

We believe that a part of our value proposition to our customers and an important competitive advantage for us is our unique ability to move an MR scanner into and out of a surgical or interventional suite. This ability is currently protected by patents that will expire in our principal market, the United States, in March 2016 and in other parts of the world in March 2017. If we are not able to protect this proprietary technology through the addition of new patents, there is a risk of loss of competitive advantage, with the result that our competitive position, future business prospects and financial performance may be adversely affected.

If we are the subject of intellectual property litigation we may be required to expend substantial amounts to protect our rights to our technology against infringing parties, required to develop or obtain alternative technology or prevented from selling our products.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical technology industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant time and could divert our management’s attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

In the event that a court was to find that we were infringing upon a valid patent of a third party, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty bearing licensing agreements or stop selling our products. We cannot assure you that we could enter into licensing arrangements at a reasonable cost, or at all, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to prohibition of the development, manufacture or sale of certain of our products.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may become subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management.

Our products rely on licenses from third parties for certain research and development programs, and if we lose access to these technologies, our future projected revenues from these programs could be impacted.

We rely on technology that we license from others, including technology that is integral to our future products. We have entered into license agreements with several industry and clinical partners. Any of these agreements may be terminated for breach. If any of these agreements are terminated, we may be unable to reacquire the necessary license on satisfactory terms, or at all. The loss or failure to maintain these licenses could prevent or delay further development or commercialization of our products, which would have a material adverse effect on our results of operations.

If we are unable to obtain licenses or non-infringement rights to use technologies in products that we are developing for market, it could adversely affect our results of operations and financial condition.

Certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the image guided therapy and surgical robotics industries. If these technologies relate to our products, we would be obligated to either seek licenses to use this technology or obtain opinions of invalidity or non-infringement, or appropriately redesign products. In the event that these alternatives are not possible, we may be precluded from marketing such products, which could adversely affect our results of operations and financial condition.

Risks Related to Our Regulatory Environment

Our products are subject to complex regulatory approval processes, which are lengthy and uncertain. If we do not obtain the necessary approvals, we will not be able to market and sell our products in applicable geographic market segments.

Our products are classified as medical devices intended for diagnostic and therapeutic use for humans. Products intended for this purpose are governed by a wide array of regulatory authorities in various jurisdictions. These regulations govern the research, testing, development, manufacture, promotion and eventual marketing of a product and approvals can take a number of years and substantial resources to obtain. There is no assurance that any of our planned products will be approved by an applicable regulatory authority on a timely basis, or at all. Any failure or delay in obtaining the applicable regulatory registrations can jeopardize our ability to market our products and will impact our ability to receive product revenue.

In addition to approval of our products, we are also subject to other complex regulatory compliance requirements. Failure to comply could adversely affect our ability to sell and market our products and/or require us to incur significant costs to comply with such requirements.

In addition to the approval of products, numerous laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, manufacturing practices, marketing, advertising and labeling of products, record keeping, post-market surveillance and the reporting of adverse events. In addition, we must comply with U.S. federal and state healthcare anti-kickback laws and other healthcare fraud and abuse laws that affect the marketing of medical devices. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions, criminal sanctions and exclusion from certain public healthcare programs.

We and our suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States, Health Canada and the Competition Bureau in Canada, and equivalent regulators in other jurisdictions. We and our manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future. Our failure or the failure of our manufacturers and suppliers to comply with current or future regulatory requirements may have a material adverse effect on our business, financial condition or results of operations.

We may fail to identify the most profitable market opportunities and may divert limited company resources from more profitable market opportunities in order to pursue the opportunity.

A principal component of our business strategy is to expand our product offering to exploit the core technologies that we have developed for our VISIUS Surgical Theatres. As such, our organic growth and long-term success partly depends upon our ability to successfully develop and market new products which, among other matters, will require us to incur significant research and development expenditures. We have finite financial and managerial resources and therefore may be required to focus on selected products and applications and to forego efforts with regard to other products and applications. We may fail to identify the most profitable products or applications or we may fail to produce viable commercial products and may divert resources from more profitable market opportunities. In that case, the return on investment in these additional areas will be limited, and this could negatively affect our business and results of operations.

If we are unable to obtain regulatory approvals for our intellectual property rights to future products, our revenues and financial condition will be adversely affected.

Product development and modification is subject to regulatory overview and approval. Failure or delays in obtaining regulatory approval for new products or modifications to existing products would materially and adversely affect our results of operations and financial condition.

Future legislative or regulatory changes to the healthcare system may affect our business, results of operations and share price.

Even if third party payers provide adequate coverage and reimbursement for procedures using our products, adverse changes in third party payers’ general policies toward reimbursement could preclude market acceptance for our products and materially harm our sales and revenue growth, which could cause our share price to decline. Future legislative or policy initiatives directed at reducing costs could be introduced in the United States, Canada and other countries where we currently market or intend to market our products. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

In addition, reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. Market acceptance of our products in a particular country may depend on the availability and level of reimbursement in that country.

Healthcare reforms, changes in health policies and changes to third-party coverage and reimbursements may affect demand for our products.

The U.S. government and other governments have in the past considered, are currently considering and may in the future consider, healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect both private and public reimbursement for healthcare services. State and local governments, as well as a number of foreign governments, are also considering or have adopted similar types of policies. Future significant changes in the healthcare systems in the United States or elsewhere, and current uncertainty about whether and how changes may be implemented, could have a negative impact on the demand for our products. We are unable to predict whether other healthcare legislation or regulations affecting our business may be proposed or enacted in the future; what effect any legislation or regulation would have on our business; or the effect ongoing uncertainty about these matters will have on the purchasing decisions of our customers.

Risks Related to the Securities

Our common shares have shown volatility in their price and trading volumes due to a number of factors, some of which are outside of our control.

The trading price and volume of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of our common shares may also fluctuate significantly, which may result in losses to investors. The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

•	low trading volumes;

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities analysts;

•	announcement of technological innovations or new products or services by us or our competitors;

•	future legislative or regulatory changes affecting the medical device industry or healthcare systems; and

•	other events and factors.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

We do not currently intend to pay any cash dividends on our common shares in the foreseeable future and, therefore, shareholders may not be able to receive a return on their common shares unless they sell them at an amount greater than the price paid to acquire our common shares.

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

Our actual financial results may vary from our publicly disclosed forecasts, which could depress our stock price.

Our actual financial results and other measures of future performance, such as backlog, may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors. If our actual results vary negatively from our announced guidance, the price of our common shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward looking information we may provide, whether as a result of new information, future events or otherwise.

Certain Canadian laws could delay or deter a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

The Investment Canada Act (Canada) subjects an acquisition of control of IMRIS by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

Our significant shareholders have the ability to approve certain matters requiring shareholder approval and influence the composition of our board of directors in a way that diverges from the interests of our other shareholders.

Our executive officers, directors and holders of 10% or more of our common shares, as of December 31, 2014, beneficially owned approximately 35 percent of our common shares. Consequently, these shareholders are able to influence the composition of our board of directors and retain the voting power to approve some matters requiring shareholder approval. The interests of these shareholders may be different than the interests of other shareholders on these matters. For example, these shareholders may decide not to enter into a transaction in which our shareholders would receive consideration for their common shares that is much higher than the cost of their investment in our common shares or the then market price of our common shares.

This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common shares.

Our board of directors may issue, without shareholder approval, preferred shares that have rights and preferences superior to those of our common shares. Such an issuance may delay or prevent a change of control.

While there are no preferred shares currently outstanding, our articles allow the issuance of preferred shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of preferred shares in its sole discretion without shareholder approval. The rights and preferences of those preferred shares may be superior to those of our common shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of common shares and could have the effect of delaying or preventing a change of control, which may deprive our shareholders of a control premium that might otherwise have been realized in connection with an acquisition of IMRIS.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as-timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

Future sales of common shares by our existing shareholders could cause our share price to fall.

If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder’s ownership of our common shares.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute each shareholder’s percentage ownership of our common shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. Our failure to obtain acceptable additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations, and could negatively affect our business and results of operations.

There is no market through which Warrants or Units may be sold.

On September 16, 2013, the Company entered into several agreements pursuant to which the Deerfield Management Company, L.P. (“Deerfield”) agreed to provide the Company $25.0 million in funding, which occurred the same day. Pursuant to the terms of the Facility Agreement, the Company issued Deerfield promissory notes in the aggregate principal amount of $25.0 million. In connection with the Facility Agreement, the Company issued Deerfield seven-year warrants (the “Deerfield Warrants”) to purchase 6,100,000 shares of the Company’s common stock at an exercise price of $1.94 per share. The exercise of the Deerfield Warrants can be satisfied through a reduction in the principal amount of the Company’s outstanding indebtedness to Deerfield, at the Company’s option.

On September 23, 2014, we entered into a Waiver and Amendment Agreement with Deerfield Management Company, L.P. (“Deerfield”) with respect to the Facility Agreement dated as of September 16, 2013, in order to waive the enforcement of the covenant under the Facility Agreement that we have cash and cash equivalents greater than $7.5 million at calendar quarter ending September 30, 2014. In connection with the waiver, we agreed to change the exercise price of the warrants to purchase 6.1 million shares of IMRIS common stock from $1.94 to $0.70 per share, representing the closing trading price of the common shares on NASDAQ as of September 23, 2014. The Company proactively sought the waiver so as to avoid a potential breach of the covenant due to uncertainty in the timing of accounts receivable collected by September 30, 2014. The covenant restriction would have been back in place for year ended December 31, 2014.

On December 24, 2014, we entered into another Waiver Agreement with Deerfield. Deerfield agreed to waive the enforcement of the requirement under the Facility Agreement that the Company have cash and cash equivalents at the end of any calendar quarter greater than $7.5 million for the periods commencing October 1, 2014 through and including June 30, 2015. In connection with the waiver, on December 22, 2014, the Company agreed to amend the exercise price of the warrants to $0.35386 per share, representing 130% of the price of our common shares as of the NASDAQ market close immediately preceding the signing of definitive agreements.

There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading of those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

• Changes in the overall market for the securities;

• Changes in IMRIS’ financial performance or prospects;

• The prospects for companies in the industry generally; and

• The number of holders of those securities.

Item 4.	Information on the Company

History and Development of the Company

IMRIS was incorporated under the Canada Business Corporations Act on May 18, 2005. On May 20, 2005, we acquired all of the assets and assumed all of the liabilities of Innovative Magnetic Resonance Imaging Systems Inc., which we refer to in this annual report on Form 20-F as “Innovative”. On November 18, 2005, we acquired control of Innovative and we amalgamated with Innovative on December 31, 2005. On October 26, 2007, our articles of amalgamation were amended to, among other things; create a class of preferred shares, unlimited in number and which may be issued from time to time in one or more series. Consequently, we are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. On February 5, 2010, we acquired all of the shares of NeuroArm Surgical Limited (“NASL”).

Our principal office and operations are located at 5101 Shady Oak Road, Minnetonka, Minnesota 55343.

Our common shares are listed on the TSX under the symbol “IM” and on the NASDAQ Global Market Exchange under the symbol “IMRS”.

Business Overview

IMRIS designs, manufactures and markets Image Guided Therapy Systems that enhance the effectiveness of therapy delivery. Our image guided therapy systems are a combination of real time visualization products and therapy delivery products that are designed to improve patient outcomes and reduce the cost of patient care. We accomplish this by combining our visualization technology products with therapy delivery products in a single integrated system that has the ability to provide timely information to clinicians to properly assess the treatment plan at the point of therapy delivery. We believe this approach to patient care not only improves patient outcomes, but also contributes to reduced cost of care for those patients. Our goal is to continuously deliver products that improve therapy delivery for an increasing number of medical procedures while at the same time are supported by peer reviewed published measurement of improved outcomes and reduced cost of care.

When our Company was formed in 2005, our initial focus was on gaining market acceptance for VISIUS Surgical Theatres in the neurosurgical market, securing early technology adopters ensuring the successful delivery of each customer installation as we developed our core competencies across all facets of the organization. As a result our VISIUS Surgical Theatres for neurosurgery has become the solution of choice and is installed in leading neuroscience centers around the world. Our portfolio of products currently includes VISIUS Surgical Theatres, service and extended maintenance contracts, and accessories and disposables.

Visualization and Therapy Delivery

In 2005 at the founding of the Company, we created a visualization platform based on a single Magnetic Resonance (MR) Imaging product. Since then we have introduced a variety of next generation imaging capabilities into our visualization products. These include multiple field strength MR systems, X-Ray Fluoroscopy (AX) systems, and Computed Tomography (CT) systems, all designed to provide imaging capabilities for different therapy delivery products. All of these imaging capabilities are marketed as the VISIUS Surgical Theatre.

Our goal is to design visualization products that have the ability to be used in a large number of surgical and interventional procedures and to become a foundational investment in every hospital. To do this the system must be flexible enough to meet current and evolving procedural requirements while at the same time improving patient care and reducing costs to the hospital. The VISIUS Surgical Theatre can incorporate multiple configurations and imaging modalities while reducing patient risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques.

Our visualization product, the VISIUS Surgical Theatre, is used in combination with multiple therapy delivery systems including traditional surgery, surgeon directed robotic surgery and radiosurgery. It is our goal to provide a means for clinicians to improve therapy delivery by moving toward a minimally invasive surgical (MIS) procedure whenever possible. The transition to an MIS procedure is expected to contribute to improved outcomes and reduced costs of care versus traditional surgical methods.

We sell our VISIUS Surgical Theatre globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Historically our products have enabled therapy delivery through traditional surgical techniques, primarily for neurosurgical applications. We believe that the VISIUS Surgical Theatre, in combination with therapy delivery, has the ability to continue to expand across a large number of clinical procedures. As we continue to work with clinicians to promote and identify potential new areas of clinical application, new high value procedures are expected, resulting in increased utilization and further adoption of the products.

Value Proposition

We believe that the combination of the VISIUS Surgical Theatre with therapy delivery benefits patients, clinicians and hospitals:

Patients

•	Improved Outcomes: Peer reviewed published research has shown significant improvements in patient outcomes when the intraoperative imaging available in the VISIUS Surgical Theatre is used in a procedure.
•	Risk Reduction: The risk of requiring a repeat operation because of incomplete procedures is significantly reduced due to improved levels of complete resection in the case of brain tumors as a result of the intraoperative visualization.

Clinicians

•	Enhanced Efficiency and Effectiveness: High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness.
•	Enhanced Workflow: The patient can be maintained in the optimal surgical position throughout the procedure and the MRI or CT imaging system is removed from the surgical or interventional theatre when not required resulting in unrestricted access to the patient by the surgical team.

Hospitals

•	Greater Utilization of the VISIUS Surgical Theatre: The VISIUS Surgical Theatre permits greater utilization of the imaging equipment as the MR or CT scanner can be shared by multiple operating rooms and a diagnostic imaging suite allowing for a single asset to be used by numerous clinicians.
•	Increased Patient Volumes: Improved patient outcomes may result in higher patient volumes and revenue for hospitals.
•	Technology Attracts Clinicians: Access to technologies such as the VISIUS Surgical Theatre can assist in both the recruitment and retention of clinicians.

Our Product Family for Image Guided Therapy Solutions

The VISIUS Surgical Theatre is the foundational technology of our Company and continues to evolve in its utilization across numerous surgical and interventional applications. We have invested in research and development to further broaden our product portfolio by introducing new procedures into the VISIUS Surgical Theatre as well as combining it with new therapy products. The VISIUS Surgical Theatre is more than an innovative device for bringing intraoperative imaging into surgery, it is also a surgical suite capable of incorporating new techniques and technologies that deliver better results for patients and increase the hospital’s competitiveness.

Our product portfolio within the VISIUS Surgical Theatre consists of three therapy delivery systems combined with:

1.    Intraoperative MRI, CT, and x-ray angiography imaging

2.    A surgeon controlled robot called the SYMBIS Surgical System

3.    MR guided Radiation Therapy (MRgRT) which integrates the TrueBeam™ radiation therapy product from Varian Medical Systems, Inc. (Varian)

These solutions are supported by three other products categories:

1.     Accessories

2.     Disposables

3.     Service and Extended Maintenance Contracts

(The SYMBIS surgical system and the Radiosurgery product with the TrueBeamTM system are both works in progress and not available for commercial sale)

All of these Image Guided Therapy solutions include our proprietary VISIUS Surgical Theatre in combination with image guided therapy delivery systems that are integrated with multiple proprietary supporting products and technologies. The core technologies are the ceiling-mounted systems for moving MRI or CT scanners into an operating room, flexible and wireless MRI coils, safety interlocks and patient positioning systems. These are proprietary products that underlay the VISIUS Surgical Theatre’s ability to be integrated with each therapy delivery product.

Intraoperative MRI, Angiography, and CT Imaging

IMRIS’ patented technology for transporting the intraoperative MRI or CT scanner on ceiling-mounted rails is intended to enhance safety, precision and utility in a patient-centric environment. The scanner enters and exits the hybrid operating room on-demand, remaining completely isolated from the surgical theater during procedures while delivering real-time detailed images to clinicians and preserving optimal surgical access and techniques – including use of standard surgical instruments. Patients are not moved from the room or the operating room table and in most cases do not require re-positioning for imaging.

Intraoperative MRI - The VISIUS Surgical Theatre for intraoperative iMRI (iMRI) provides a fully integrated surgical environment with the availability of high-resolution images for use in a number of surgical approaches, such as neurological tumor resection, epilepsy foci resection, arteriovenous malformation craniotomies, and aneurysm coiling and clipping. These suites also allow new approaches to be incorporated. For example, surgeons are implementing frameless stereotactic techniques using VISIUS iMRI as guidance in ablating tumors or epileptic foci -- with laser technologies from other companies – as well as to place leads for deep brain stimulation. Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may particularly benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue or other soft tissues and enhance neuronavigation techniques. The VISIUS Surgical Theatre provides visualization information to allow clinicians to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

Intraoperative Angiography - When equipped with an MR scanner and integrated x-ray angiography system, the VISIUS Surgical Theatre provides clinicians with timely and accurate images for visualizing the patient anatomy before, during and after interventions to treat cardiovascular and cerebrovascular conditions. With seamless transitions between MR and x-ray angiography systems, the VISIUS Surgical Theatre enables surgical and catheter-based treatments and real-time assessment of therapy in a single integrated suite. The single integrated system in a VISIUS Surgical Theatre eliminates patient transport between imaging modalities and streamlines workflow. During and immediately after the procedure, new MR images can be taken to assess treatment and to determine if further intervention is required.

Intraoperative CT - Also with the ability to move over the top of a stationary patient, VISIUS iCT provides diagnostic quality intraoperative images of bony structures at low doses without the additional risk of moving the patient, while still preserving optimal surgical access and techniques. This system has the ability to move between two operating rooms, using a 64-slice scanner that features advanced software applications that minimize radiation exposure in real time and industry leading post-processing software to enhance surgical diagnosis and intervention.

VISIUS Surgical Theatre and the SYMBIS Surgical System

In 2010 we acquired NeuroArm Surgical Ltd and all of its intellectual property. Since then we have been developing the SYMBIS Surgical System, a surgeon controlled surgical robot designed to enable minimally invasive procedures with more precise placement of instruments that are currently performed in a more invasive manner. This system consists of MR compatible robot arms and a surgical control console integrated together in the VISIUS Surgical Theatre. We believe that the combination of live high definition 3D vision and MR or CT imaging integrated with a surgical robot may have the ability to transform a number of surgical procedures to minimally invasive procedures. The robot has been designed to operate in the bore of a high field MR system and a CT gantry to provide unprecedented visualization of the surgical site. The SYMBIS Surgical System is expected to have all of the traditional attributes of a robotic system such as accuracy, repeatability and control, along with haptic feedback to the clinician. The SYMBIS Surgical System is designed to be installed in both existing VISIUS Surgical Theatre systems, and in new installations.

We are developing surgical instruments for the SYMBIS Surgical System that are procedure specific and are designed to enable greater precision and flexibility for the surgeon. We believe that the SYMBIS Surgical System will be applicable for a large number of high volume surgical procedures with the potential to be clinically meaningful and thereby further adoption of the system.

As part of our clinical strategy, we have engaged a Medical Advisory Board consisting of key clinical thought leaders in the field of robotics. The advisory board helps to define clinical strategy and future products as we develop surgical applications for the SYMBIS Surgical System.

VISIUS Surgical Theatre and the TrueBeam™ System for Radiosurgery

In 2010 we announced our agreement with Varian to integrate the capabilities of the VISIUS Surgical Theatre together with the therapy capability of Varian’s TrueBeam™ radiotherapy system. This MRgRT product has the potential to provide a number of high value capabilities to radiation oncology centers that are hospital based or standalone clinics. This system is designed to provide a radiation oncology center with the ability to deliver MR guided radiation therapy, MR simulation and MR guided brachytherapy from a single integrated system. The system consists of three connected rooms that provide radiosurgery, simulation and brachytherapy all with a common MR imaging platform. This product is currently under development with Varian with an application for regulatory submission anticipated in 2017.

MR simulation is a planning and imaging procedure that is done in conjunction with a patient’s preparation for radiation therapy delivery. Our system allows for a high field MR to be used in a diagnostic simulation suite and then, on demand, be available for use in MR guided radiosurgery, or MR guided brachy therapy. This may provide a significant economic advantage over other means of completing the same procedure.

For MR guided radiation therapy, the patient is located in the radiation therapy bunker and a high field MR moves into the bunker over a stationary patient. The MR image is acquired, the MR moves out of the room, and the therapy treatment plan is developed and delivered to the TrueBeamTM radiosurgery system which executes the treatment. The ability to image soft tissue lesions with MR, immediately before the application of radiation therapy may allow for more accurate targeting of the lesion, resulting in a reduction in the radiation delivered to adjacent healthy tissue. This improved targeting may also result in the ability to increase the energy delivered at a treatment session, which may result in fewer treatment sessions for the patient. This new approach to treatment delivery is expected to provide improved patient outcomes versus existing radiosurgery technology systems and have the opportunity to reduce the cost of care.

We believe that the ability to deliver MR guided brachytherapy in a single suite may have compelling advantages over other means of delivering brachytherapy to patients. Brachytherapy is the deposition of high dose radiation seeds into target tissue for the delivery of radiation. It requires the ability to image, target, and deliver the seeds with precision and confidence. Our system is designed to enhance the workflow and provide improved procedural outcomes.

Accessories

The unique surgical environment for intraoperative imaging requires use of certain equipment needed for procedures that are safe and create a complete image guided therapy solution. IMRIS designs and manufactures head fixation devices (HFDs), imaging coils, headrests, operating room (OR) tables and other imaging technologies which enable versatile intraoperative imaging solutions, optimal patient positioning for surgical access and preserve surgeon-preferred techniques. Imaging coils from IMRIS support the delivery of exquisite quality imaging. HFDs and the Horseshoe Headrest maintain ideal head positions throughout the procedure. Introduced in early 2014, the IMRIS Horseshoe Headrest is the only MR safe and CT compatible non-pinned headrest on the market. It opens up use of VISIUS iMRI for neonatal, pediatric and adults who cannot have their heads in pinned positions.

Disposables

IMRIS has an expanding line of disposable products within the accessories line to support effective use of imaging in the sterile operating room environment. The IMRIS InSitu™ wireless flexible coil, released to the US market in 2014, has a low-profile design for minimal encroachment in the operating workspace. The InSitu Coil is part of the Horseshoe Headrest imaging setup. This unique imaging coil is provided as a sterile, single-use disposable, enabling use in the surgical sterile field. Also for the Horseshoe Headrest setup are replacement pads to maintain sterility around the patient’s head. In addition, IMRIS has available specially designed drapes for operating room tables and the iCT bore gantry to maintain cleanliness.

Service and Extended Maintenance Contracts

VISIUS Surgical Theatre customers have the option of purchasing an Extended Maintenance Contract that covers the system for parts, labor, and preventive maintenance necessary to ensure that the system maintains optimal performance. The VISIUS Surgical Theatre intraoperative imaging systems require unique parameter checks and adjustments. Only IMRIS personnel are trained to properly evaluate and adjust the highly critical performance parameters necessary for optimal intraoperative image quality and maximum uptime. These plans ensure peak system performance and identify issues before downtime occurs to protect the hospital institution’s investment.

IMRIS offers two five-year service agreement options of Gold and Silver levels to provide full service beyond the warranty. The service contracts vary by response times, uptime performance and additional clinical training. Both plans include all preventive maintenance, all replacement parts (excluding consumables), all labor during normal coverage hours and an uptime guarantee. An additional program for technology upgrades (non-obsolescence program) also provides necessary software updates and one computer workstation upgrade to keep the technology current. We also perform work at existing VISIUS sites on a time and materials basis.

VISIUS Surgical Theatres

The market for VISIUS Surgical Theatres is predominantly hospitals around the world that deliver clinical services to patients in the neurosurgical, interventional cerebrovascular and interventional cardiovascular areas. Recent clinical data has been published showing the benefits of using iMRI to perform neurosurgical procedures versus other traditional methods of performing neurosurgical procedures. According to AANS National Neurosurgical Procedure Statistics, in 2012 there were approximately 140,000 neurological procedures, approximately 26,000 pituitary procedures, and approximately 1,594,000 spine procedures performed in the United States. We believe that additional clinical data supporting the benefits of neurological applications and other applications of the VISIUS Surgical Theatre could lead to more patients demanding this product for their procedures, resulting in increased demand from hospitals.

Our Market for New Products

MR-guided Radiation Therapy

There are currently more than 10 million new cancer cases each year worldwide, and that number is increasing. Radiation therapy is one of the primary forms of cancer treatment. The process for delivering radiotherapy typically includes planning the treatment using images provided by either MR imaging or CT or both. The imaging information is used to simulate and verify the treatment plan before delivery of the treatment. While CT images are the standard for planning and simulation purposes, the greater resolution of MR for soft tissue imaging is increasing the use of MR as a complement to CT in the target tumor definition procedure. Clinical studies have shown that MR can replace CT during all steps of the treatment workflow, reducing the radiation exposure to the patient and clinical team, removing any systematic registration errors that may occur when combining MR and CT, and decreasing time and cost for CT investigation. The positive data supporting the use of MR for soft tissue procedures provides a market for our MR-guided radiation therapy, which integrates MR with radiation therapy.

Image-guided Robotics

We are currently focusing our development of the image-guided robotic therapy solution for use in neurosurgical stereotactic procedures. The market for this product will potentially include hospitals that perform significant numbers of neurosurgical applications each year. We anticipate that the market for this technology could expand as it is developed for other applications.

Distribution Methods

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers. The cost of an integrated VISIUS Surgical Theatre to a hospital can range from approximately $1.5 million to $12 million depending on the product selected, the room configuration and the level of integration services requested. The installation generally involves additional capital expenditures by the customer for room construction and ancillary operating room equipment. In addition to the initial installation costs, most of our customers also enter into long-term service contracts with us for maintenance and support of their VISIUS Surgical Theatre. We currently do not provide leasing, deferred payment, profit sharing or other financing arrangements to our customers in connection with the purchase of our systems.

Our sales process requires that we engage with a number of different stakeholders within and outside the hospital to assist in making a strong clinical and business case for the VISIUS Surgical Theatre. While clinicians are generally the lead stakeholders of the hospital responsible for supporting a VISIUS Surgical Theatre acquisition, the sales process requires the involvement of radiologists, facilities managers, architects, hospital administrators and other hospital staff at various stages. In certain cases, we also engage as needed with hospital funding sources, including private donors, government entities and financial institutions. As a result, our sales cycle is both complex and lengthy, typically lasting more than 12 months from initial customer engagement to our receipt of a purchase order.

We also have distribution agreements in place with medical equipment distributors to address emerging market opportunities in Southeast Asia, India, the Middle East and Korea. In support of our sales staff, we have regional market managers who are responsible for the development and delivery of territory specific marketing programs to create awareness and generate sales interest. Also supporting sales are specialists in program management, customer engineering, customer support and training who serve all of the sales regions. Our product marketing group is responsible for working with our sales staff, regional market managers and customers to identify potential new products and upgrades to be developed in conjunction with our research and development group.

Primary Components

The following are the key components of our products:

•	MR Transport System: VISIUS Surgical Theatres for neurosurgical, cerebrovascular and cardiovascular applications incorporate a proprietary, computer controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another. The movement of the MR scanner is achieved using a patented approach but also relies upon our substantial body of unpublished proprietary technical knowledge relating to, among other things, the calibration of the MR scanner to enable imaging at multiple scanning locations.

•	Large Aperture Superconducting 1.5 Tesla or 3.0 Tesla Magnet: All of our systems incorporate a superconducting magnet. We offer a choice of two magnet strengths. We use a large aperture superconducting 1.5 Tesla strength magnet that provides high-resolution MR images for medical use. The 1.5 Tesla MR scanner has been the industry standard for MR imaging for a number of years. During 2008, we introduced a second version of our system using a 3.0 Tesla MR scanner. The higher field strength of the 3.0 Tesla system provides for shorter scan times and enhanced image quality. Both the 1.5 Tesla and 3.0 Tesla MR scanners are supplied with a wide range of specialized diagnostic and surgical software used to image specific patient anatomy and physiology. Both scanners have a larger bore opening than is typically available on the market, which accommodates a wider range of patient positions for multiple types of surgical procedures.

•	Angiography Systems: In addition to the superconducting magnets used for MR imaging, our VISIUS Surgical Theatres for cerebrovascular and cardiovascular applications utilize angiography equipment for fluoroscopic imaging. Theatres designed for cerebrovascular applications are typically configured with a bi-plane system that permits the clinician to obtain simultaneous angiographic images from two planes, which permits the visualization of the complex three dimensional path of the cerebrovascular system. Theatres configured for cardiovascular applications typically utilize a single plane or bi-plane angiography system, depending on the needs of the customer.

•	CT Scanner and Transport System: VISIUS Surgical Theatres for cranial and spinal neurosurgery, incorporate a multi-slice CT scanner that travels to the patient on demand and provide intraoperative images that improve the surgeons ability to see the target clearly, and enhance treatment precision. The 64-slice CT scanner enters and exits the operating room traveling on rails without compromising image quality or exam speed.

•	Neurosurgical Patient Handling Systems: VISIUS Surgical Theatres designed for neurosurgical procedures provide a neurosurgical table that is MR-compatible but may also be used as a fully functional operating room table for most other procedures, regardless of whether MR imaging is required for them or not. The table is designed to allow the MR scanner to pass over a stationary patient during a surgical procedure.

•	Angiographic Patient Handling Systems: VISIUS Surgical Theatres for cerebrovascular and cardiovascular applications include patient tables that are MR-compatible tables that are also x-ray compatible, so that they can be used for real-time fluoroscopic procedures. The tables can be tilted forward and reverse, rolled laterally, rotated and moved horizontally for optimum positioning for imaging and intervention. For MR imaging, the table is rotated 90 degrees and fully extended toward the MR scanner to allow the MR scanner to pass over the patient without interference and without ever moving the patient from the tabletop.

•	Multi element Surgical Coils and Head Fixation Device: All VISIUS Surgical Theatres equipped with an MR scanner include proprietary surgical coils. Imaging coils are used in conjunction with an MR scanner and act as the receiving antenna to pick up the signal transmitted by the scanner to the anatomy of interest. We design coils for specific use in the applications that our systems serve. Our coils are a key technology component of our imaging systems and enable high-resolution images of the anatomy of interest. The VISIUS Surgical Theatres for neurosurgical applications also include a head fixation device that attaches directly to the table so that the patient’s head position is fixed and calibrated with the MR scanner.

•	Data-Management System: All VISIUS Surgical Theatres provide hospitals with the ability to fully integrate video, voice and data within our surgical suite. The system allows surgical teams to collect, display and share patient information in real time within the surgical theatre or with others outside the surgical theatre, including students or consulting clinicians. Our integrated data-management capabilities are comprised of both hardware and software that function together seamlessly through an intuitive touch screen user interface. Our data-management system is DICOM (Digital Imaging and Communications in Medicine technical protocols) compliant and interfaces with standard patient archival and communications systems (PACS).

Competitive Conditions

The market for image guided therapy systems is highly competitive, with a number of companies providing competing solutions. Our competitors tend to be large medical systems suppliers, such as General Electric Company, Samsung, Koninklijke Philips Electronics N.V. and Medtronic, Inc. We also compete with BrainLab AG, a systems integrator that markets its image guidance software, integrated data-management systems and integration services in collaboration with these suppliers. Notwithstanding that many of these competitors are larger and better capitalized than we are and have greater resources than we do; we believe that we are well positioned to compete with them.

MR imaging competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall image guided therapy market. MR imaging, however, has been widely recognized as the imaging modality of choice for neurosurgery, and therefore we consider the main competitors of the VISIUS Surgical Theatre for neurosurgical applications to be other providers of neurosurgical MR-imaging systems.

Recently, the benefits of combining the imaging modalities of MR and fluoroscopy for the treatment of cerebrovascular or cardiovascular applications has been gaining acceptance, however, the market for these systems is in its early stages of development.

The spine market has tended to utilize portable CT or fluoroscopy for medical screw placement. We believe our recent entry into the CT market, will enhance these types of procedures as we can provide real-time imaging without moving the patient.

Most competitive image guided therapy systems on the market today that include MR imaging involve moving the patient from the operating room or interventional suite on a detachable table top to an MR scanner in an adjacent MR diagnostic room. We believe that the benefits for patients, clinicians and hospitals that result from our patent protected ability to move a high-field MR scanner to the patient, our unique ability to combine both MR and fluoroscopy in one fully integrated suite, and our proprietary know-how, position us to compete in the market for image guided therapy systems.

Intellectual Property

The protection of our products, product components, processes and know-how is integral to our business. We regularly seek patent protection for our products, components and other technologies in Canada, the United States and other countries where available and appropriate in order to maintain our competitive advantage. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. All of our employees and contractors are required to sign agreements committing them to hold our intellectual property in confidence and assigning to IMRIS all rights in the technology that they help us to develop.

As of December 31, 2014, we had 52 patents either issued or pending on various aspects of our technology. Our initial patent covers an apparatus that includes an MR scanner that is moved along its axis over an operating room table to perform patient imaging while a medical procedure is in process and, after imaging is completed, is moved away from the table to allow the procedure to continue without interference from the MR scanner. Our initial United States patent expires in March 2016 and will expire in March 2017 in other jurisdictions. Another two related patents were issued in the United States, in 2011 & 2012, covering the control systems that adjust the parameters of the MR scanner when it is moved to an imaging position and rotation of the magnet. These new patents fortify our existing, initial patent protection related to moving an MR scanner and extend to December 2027, and June 2027. The first patent was also issued in Japan and Canada and it is pending in the EU. The second patent is pending in Japan, Canada and the EU. We have a number of inventions currently in development which may lead to the filing of further patent applications in the near future. We cannot be assured that any of these pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required or that the patents granted to us will be useful commercially.

To date we have registered or applied for registrations of the following trademarks in Canada and the United States: “IMRIS” with its logo, “VISIUS Surgical Theatre” and “VISIUS iCT”. We also claim common law trademarks over the foregoing names and marks.

Regulatory Matters

VISIUS Surgical Theatres for neurosurgical, cerebrovascular, cardiovascular and spinal applications are classified as medical devices and are subject to governmental regulation in various jurisdictions. These regulations typically govern the research, testing, development, manufacture, promotion and marketing of the system. Once approved, medical devices are usually subject to continuing regulation, which typically includes record-keeping requirements, adverse event reporting, good manufacturing requirements and post-market surveillance and, in certain jurisdictions, the requirement to maintain ISO 13485 certification and to undergo periodic audits/inspections. Non-compliance with the applicable regulatory requirements will jeopardize our ability to market our products as such non-compliance can result in the failure to secure regulatory approval for the device, withdrawal or suspension of the regulatory approval, fines, injunctions, civil penalties, recalls or seizures of the device and, in certain jurisdictions, criminal prosecution.

We have received regulatory clearance in the United States, Canada, Europe, Australia, South Korea and Japan to market and sell all room configurations of our VISIUS Surgical Theatre 1.5 Tesla system product line for neurosurgical applications into these jurisdictions. We also received regulatory clearance for our 3.0 Tesla system in the United States, Canada, Europe, China, Australia, South Korea and Japan. No regulatory approval is required for the marketing and sale of our systems in India. We have also received regulatory clearance in the United States, Europe and Australia to sell and market a multiple room configuration for the VISIUS iCT 64-slice scanner product line.

We have received regulatory clearance in the United States and Canada to market and sell our VISIUS Surgical Theatre for cerebrovascular and cardiovascular systems.

In addition, some of our products must conform to standards set by the International Electrotechnical Commission, a global organization that prepares and publishes international standards for all electrical, electronic and related technologies, Underwriters Laboratories Inc. (“UL”), a privately owned and operated product safety testing and certification organization and TÜV SÜD, a globally recognized testing, inspection and certification organization. In the United States, we obtain UL or TÜV SÜD certification for each system on site during the installation process. We are working to have our products UL or TÜV SÜD marked at the manufacturing stage, which will remove the requirement to have on-site inspections. Since 2011, certain components of our products received UL or TÜV SÜD certification.

United States

In the United States, medical devices are regulated primarily by the U.S. Food and Drug Administration (“FDA”). The FDA classifies medical devices into one of three regulatory classes, referred to as Class I, Class II or Class III, depending on the level of control and review necessary to ensure the safety and effectiveness of the device, which in turn is based on the level of risk to the patient. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the device. The products we currently market are Class I and Class II medical devices.

There are two review procedures by which medical devices can receive FDA clearance or approval for marketing in the United States: (i) a pre-market notification (or a “510(k) notification”), or (ii) submission and approval of a pre-market approval application (“PMA”). Most Class I devices and a some Class II devices are exempt from the 510(k) notification requirements, subject to the limitations on exemptions. A 510(k) notification must be submitted for certain Class I devices as well as for the majority of Class II and certain Class III devices. The 510(k) application must establish that the medical device, in comparison with an existing legally marketed product (a “predicate device”): (i) is substantially equivalent, and (ii) is as safe and effective and does not raise different questions of safety or effectiveness. A PMA application must be filed if a proposed device is not substantially equivalent to a predicate device. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. Moreover, the FDA has recently announced that it is making changes to its 510(k) clearance pathway that will likely require the submission of more clinical and pre-clinical data than has previously been required to obtain clearance for medical devices. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

Marketing a medical device that is subject to a 510(k) notification may begin upon the FDA issuing a clearance letter finding substantial equivalence to the predicate device. The FDA issued a clearance letter with respect to certain room configurations for the VISIUS Surgical Theatre 1.5 Tesla system in ] 2006 and the VISIUS Surgical Theatre 3.0 Tesla system in ] 2008. The FDA issued a clearance letter with respect to our VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in ] 2009. The FDA issued a clearance letter with respect to our VISIUS iCT scanner, including various room configurations, in July 2013.

The Oncology package, IMRIS’ first MRgRT product, was cleared by the FDA in August 2012. We expect the MRgRT and Image Guided Robotics products currently under development will be subject to 510(k) clearance as Class II devices. Generally, a 510(k) clearance submission requires three months for approval and a special 510(k) clearance requires one month for approval, although delays are common and the granting of clearance is never guaranteed. However, the FDA may determine that our MRgRT and/or Image Guided Robotics products are not substantially equivalent and therefore not subject to 510(k) notification or may require further information, including clinical data, to make a determination regarding substantial equivalence.

Any such determination or request for additional information would delay market introduction of the product that is the subject of the 510(k) notification. If FDA requires a PMA application, the period for review and additional expense and time can be substantial. By statute, the FDA has 180 days to review the "accepted application", although, generally, review of the application can take between one and three years and it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Typically, the FDA will convene an advisory panel meeting to seek review of the data presented in the PMA for novel devices. The panel's recommendation is given great weight, but is not dispositive of the agency's decision. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and a number of the clinical sites where the supporting study was conducted. The facility inspection evaluates the company's compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures in the manufacturing process.

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials, if conducted in the United States, generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients' informed consent that complies with FDA requirements, state and federal privacy regulations and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Following completion of a study, we would need to collect, analyze and present the data in an appropriate submission to the FDA, either a 510(k) premarket notification or a PMA. Even if a study is completed and submitted to the FDA, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product.

Canada

In Canada, medical devices are regulated by Health Canada and are divided into one of four regulatory classes, Class I to Class IV, depending upon the risk the medical device presents to the patient. Except for Class I devices, all medical devices are required to have a device license before they can be sold in Canada. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the medical device before a device license is issued by Health Canada. Manufacturers of Class II, III and IV medical devices are also required to submit to Health Canada a valid ISO 13485 quality management systems certificate issued to the manufacturer by a third-party organization recognized and accredited by Health Canada. We obtained a Class II device license for our 1.5 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2006, our 3.0 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2008, and a Class III device license for our VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in 2009.

International Regulations

International sales of medical devices are subject to foreign governmental regulations that vary substantially from country to country. The primary regulatory environment in Europe is that of the European Union. As in the United States and Canada, medical devices are classified depending upon the risk the medical device presents to the patient, although otherwise the current regulatory requirements in the European Union differ significantly from those in the United States. Medical devices in Europe are required to carry a CE Mark, which represents compliance with the applicable Medical Device Directives. Typically, in order to obtain the CE Mark, Class I (sterile), Class IIa, Class IIb and Class III medical devices in Europe require quality systems certification by a third-party assessment agency known as a Notified Body.

The VISIUS Surgical Theatre for neurosurgical applications is a European Class IIa medical device and the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications are Class IIb medical devices and fall under the Medical Devices Directive (93/42/EEC) (“MDD”). SGS (UK) Limited Systems and Services is our Notified Body for Europe. We are required to prepare a technical file with evidence of compliance with the MDD and applicable standards. We received the appropriate CE Mark for our 1.5 Tesla VISIUS Surgical Theatre for neurosurgical applications in 2006 and for our 3.0 Tesla VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in 2009. We received CE Mark authorization for VISIUS iCT in July 2013.

In China, regulation of medical devices is administered by the China Food and Drug Administration (“CFDA”) recently renamed in 2013 from the State Food and Drug Administration (“SFDA”). This organization was established in 2003 to form a single regulatory body for all the Chinese provinces, simplifying the regulatory process for companies that want to do business in China. The CFDA has adopted the FDA’s model for registration and a tiered classification approach similar to Canada to determine the regulatory requirements. The CFDA has an extensive testing and reviews process that may require eighteen months to two years to obtain product licenses. In Japan, regulation of medical devices is administered by the Ministry of Health under the Pharmaceutical Affairs Law (“PAL”). Language and complex registration processes make Japan a challenging regulatory environment; however, there are a number of third party consulting firms that can assist companies with the process. Japan uses a classification approach whereby regulatory requirements increase based on the class level. Japan has specific review requirements; however, these requirements are similar to EU, U.S. and Canadian requirements, which can help reduce the process for international companies.

In the Middle East, the regulatory requirements imposed on the local manufacturers and importers vary among the Middle East countries; however, many either follow the major principles of the U.S. or the EU regulations or have no specific regulations, so hospitals will default to these requirements. This fragmented process complicates regulatory approval.

Organizational Structure

We own, directly or indirectly, all of the outstanding shares of our subsidiaries:

•	IMRIS, Inc. (incorporated under the laws of Delaware, USA);

•	IMRIS (Europe) SPRL, (incorporated in Belgium);

•	IMRIS Germany GMBH (incorporated in Germany);

•	IMRIS India Private Limited (incorporated in India);

•	IMRIS Singapore Pte.Ltd. (incorporated in Singapore);

•	IMRIS KK (incorporated in Japan);

•	IMRIS Medical Technology Service Beijing Co., Ltd. (incorporated in China); and

•	NASL (incorporated under the laws of Alberta, Canada and continued under the federal laws of Canada in April 2010).

Property, Plant and Equipment

During 2013 we relocated our research and development, customer service, manufacturing and administration functions to Minnesota in order to gain access to a larger pool of talented personnel and access to a qualified ecosystem of suppliers. On December 28, 2012 we entered into a lease for a 170,000 square foot facility in Minnesota. Approximately 99,000 square feet of this facility will be devoted to manufacturing, with the balance of the space dedicated to research and development, sales and marketing, and administration. This lease has a ten-year term expiring in 2023 with a possibility of renewal at our option for a period of three or five years. Our annual rent obligation ranges from $1,040 to $1,300 per year.

Our former office is located in Winnipeg, Manitoba, where we lease 90,000 square feet of space in a building. The lease for our main facility has a three-year term expiring in July 2016.

In addition we lease office space for our regional employees in one location in China and Japan.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report.

Operating Results

Overview

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Management believes the primary market for the current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “IMRS”.

Our primary focus in 2014 was on improving our order bookings performance, working to convert our large base of qualified customer prospects to new sales orders. As a result, new order bookings in 2014 were $51.4 million, an increase of 55.8 percent from 2013. At this stage in IMRIS’ growth, a few orders for our systems have a significant impact on our quarterly new order bookings and revenue. Therefore, we continue to anticipate bookings and revenue variability from quarter to quarter.

To address customer delays in bookings experienced in 2013, we implemented our multisource pricing strategy whereby a customer can order certain components of our iMRI system directly from our qualified OEM partners. This enables hospitals to purchase our base model iMR system for under $3 million. We began using this sales model with customers who had delayed their purchasing process due to the cost of our systems or budget constraints. As a result, using this approach we completed the bookings of several VISIUS Surgical Theatres in 2014.

Conversion of our order backlog was key to driving revenue in 2014 and will continue to be key in 2015. With the introduction of the VISIUS iCT, the complexity of installation has been dramatically reduced, providing us with an opportunity to take an order and deliver it within a three to six month timeframe. Additionally, the introduction of accessories and disposables gives us the ability to take advantage of our growing procedural volume within our install base, allowing us to drive consistent revenues and providing opportunities to maintain relationships with our customers we did not have before.

Total revenue in 2014 was $28.9 million, a decrease of 37.3 percent from 2013. Systems revenue from VISIUS Surgical theatres was $17.6 million in 2014, a decrease of $18.9 million from $36.5 million in 2013. A reduction in the order backlog in 2013 had a negative impact on revenues in 2014. During 2014 we believed we would be able to mitigate some of the shortfall in the conversion of 2013 backlog with the introduction of new revenue sources in iCT systems orders, upgrades and disposables, but given the progression of certain customer prospects, our ability to deliver more immediate revenue opportunities in 2014 were limited and as a result we did not mitigate the shortfall in expected revenue. Systems revenues from VISIUS Surgical theatres comprised 60.9 percent, 79.2 percent, and 90.3 percent of our total consolidated revenue in 2014, 2013 and 2012, respectively.

During 2014 we learned that it is almost always the case that hospital CEOs, administrators and neurosurgeons, in their excitement to get their VISIUS Surgical Theaters installed, are overly optimistic about when their site will be ready and installation can be complete. Going forward, we are assuming the installation will be later than initial projections and tied to even more detailed schedules. This adjustment will help us more accurately predict revenues in 2015 and beyond.

Service revenue primarily from extended maintenance contracts was $11.3 million in 2014, an increase of $1.7 million from $9.6 million in 2013, reflecting additional extended maintenance contracts as a result of a higher installation base of VISIUS Surgical Theatres which have transitioned off warranty to chargeable service programs. These contracts begin after the typical one-year warranty period and are on average equal to approximately 5 to 10 percent of the original equipment purchase price per year in revenues. Service revenue also includes revenue from contracts for time and materials. Service revenue comprised 39.1 percent, 20.8 percent and 9.7 percent of our total consolidated revenue in 2014, 2013 and 2012, respectively.

Our focus in 2014 was to drive the business to be cash flow neutral through cost reduction activities, gross margin expansion through active management of our customer programs and supply chain, and driving system order book and bill business. This priority continues to be critical to building a sustainable and profitable medical device company.

During 2014, cash used in operations was $10.9 million, a decrease from cash used in operations of $40.6 million in 2013. The decrease was primarily related to lower operating expenses in 2014 of $21.9 million due to the completion in 2013 of the Company’s transition of its operations from Winnipeg to Minnesota. The decrease was also due to the lower revenue of $17.2 million discussed above, slightly offset by decreased cost of sales and services of $11.4 million.

During the fourth quarter of 2014 we strengthen our balance sheet by closing a private offering of 10.6 million common shares of our stock and 13.2 million common stock purchase warrants for $3.0 million proceeds, and by negotiating a temporary waiver of a restrictive covenant with our lender which required us to maintain a cash balance at each quarter-end of $7.5 million. Our lender has waived the cash balance requirement until the end of September 2015. Carefully managing cash and expenses will continue to be a priority for the Company, with continued emphasis on improving revenue and gross profit through converting prospects to purchase orders and delivering on revenue.

New Product Development

The SYMBIS Surgical System is an MR and CT-compatible image guided surgical robot. We believe that combining the state-of-the-art imaging of our VISIUS Surgical Theatres and the SYMBIS microsurgical robotic system will lead to neurosurgical procedures that haven’t been possible before, and procedures that can be done better, faster and less-invasively, producing improved outcomes at a lower cost. Our first pre-clinical commercial version of the system was delivered in the first half of 2014 at the University of Calgary, Foothills Hospital. In December 2014 we announced that the Company had successfully completed the human factors study for the SYMBIS Surgical System; the comprehensive validation used to support the product’s 510(k) submission to the U.S. Food and Drug Administration (FDA) on November 26, 2014. Human factors is the science of understanding how humans interact physically and psychologically with a device. The SYMBIS human factors study involved a diverse group of 18 neurosurgeons of varying demographics and range of neurosurgical experience. Subjects were recruited from nine leading neurosurgical centers in the U.S. – including three centers that do not currently have a VISIUS Surgical Theatre with iMRI.

In 2014 we received 510(k) clearance from the FDA on our new rocker arm accessory for our head fixation device. This expands choices for neurosurgeons to select the best fixation for patients during procedures using intraoperative imaging inside the VISIUS Surgical Theatre. When attached to the head fixation device, the rocker arm helps to reduce the pressure on the skull’s contact points.

During 2014 we introduced our new InSitu wireless coil, which was used for the first time in early September with the Monteris NeuroBlate laser ablation system at a leading U.S. hospital. Our InSitu coil is a sterile, wireless, ultra-lightweight and disposable imaging coil. Because it remains in a consistent position during the procedure, it saves time and eliminates changes in the MR images that can be caused by coils that require repositioning between scans.

In February 2014 we announced the initial launch of the world’s first MR-safe and CT-compatible horseshoe headrest on the market for the positioning of patients ranging from neonatal to adult during neurosurgical procedures requiring intraoperative imaging in the VISIUS Surgical Theatre. The horseshoe headrest provides non-pinned head support in prone, lateral and supine positions during head, neck and cervical spine surgeries where use of a head fixation device (HFD) – a clamp-like device – is not desirable because the skull is too fragile for pinning. These patients may be babies whose skulls are still soft or older patients with weakened skull bones.

Also in February 2014 we announced FDA clearance of the newest generation VISIUS Surgical Theatre which integrates Siemens’ latest high-field MR scanners. The new core imaging technology based on Siemens Aera 1.5T (tesla) and Skyra 3.0T technology helps IMRIS deliver better image quality with higher signal-to-noise ratio, faster 3D image acquisition, and improved ease-of-use and workflow during neurosurgical procedures using intraoperative MRI.

Revenue

Revenue by sales classification

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Systems revenue	$17,591	$36,459	$47,285	-51.8%	-22.9%
Service revenue	11,300	9,583	5,107	17.9%	87.6%
Total revenue	$28,891	$46,042	$52,392	-37.3%	-12.1%

Systems revenue as a percentage of total revenues	60.9%	79.2%	90.3%
Service revenue as a percentage of total revenues	39.1%	20.8%	9.7%

Revenue by region

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

North America	$25,698	$28,716	$36,372	-10.5%	-21.1%
Europe and Middle East	702	10,603	2,085	-93.4%	408.5%
Asia Pacific	2,491	6,723	13,935	-63.0%	-51.8%
Total revenue	$28,891	$46,042	$52,392	-37.3%	-12.1%

North American revenue as a percentage of total revenue	88.9%	62.4%	69.4%
Europe and Middle East revenue as a percentage of total revenue	2.4%	23.0%	4.0%
Asia Pacific revenue as a percentage of total revenue	8.7%	14.6%	26.6%

Total revenue in 2014 compared with 2013 decreased by $17.2 million or 37.3 percent to $28.9 million. Systems revenue includes revenue from VISIUS Surgical Theatres, upgrades, accessories and disposables. Systems revenue in 2014 was $18.9 million lower than 2013 due to fewer system deliveries and installation activities for projects which were at varying stages of installation. Lower new order bookings in early 2013 resulted in lower backlog during 2013, particularly in new systems orders, which in turn resulted in lower revenues in 2014 due to the long delivery and installation cycles for our VISIUS Surgical Theatres. Service revenue in 2014, including revenue from extended maintenance contracts, increased $1.7 million from 2013 primarily as a result of a larger install base of clinical VISIUS Surgical Theatres which have transitioned to chargeable service programs.

Total revenue in 2014 compared with 2013 was lower in all regions due to fewer system deliveries and installation activities for projects which were at varying stages of installation, partially offset by increased service revenue. Sales in the Middle East accounted for most of the systems revenue in the Europe and Middle East region as there were no significant delivery activities in Europe in 2014.

Total revenue in 2013 compared with 2012 decreased by $6.4 million or 12.1 percent to $46.0 million compared with revenue in 2012. Systems revenue in 2013 was $10.8 million lower compared with 2012 primarily due to a reduction of VISIUS Surgical Theatre project deliveries of major system components and installation activities at customer sites which were at varying stages of completion. Service revenue in 2013, including revenue from extended maintenance contracts, increased $4.5 million from 2012 as a result of a larger install base of clinical VISIUS Surgical Theatres, which have transitioned to chargeable service programs.

Total revenue in 2013 compared with 2012 in North America and Asia Pacific decreased by $14.9 million of which $19.1 million was due to timing of scheduled project deliveries of major system components and installation activities at varying stages of completion, partially offset by increased service revenue of $4.2 million. Sales in the Middle East accounted for most of the revenues in its region as there were no significant delivery activities in Europe in 2013.

Gross Profit (exclusive of depreciation and amortization)

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Gross Profit (exclusive of depreciation and amortization)	$9,932	$15,673	$17,798	-36.6%	-11.9%
As a percentage of total revenue	34.4%	34.0%	34.0%

Gross profit (exclusive of depreciation and amortization) in 2014 decreased $5.7 million or 36.6 percent compared with 2013 primarily due to lower revenues as a result of fewer scheduled equipment deliveries and installations, as discussed above. Gross profit from systems decreased $5.5 million due to lower revenue and $1.6 million due to higher average costs as a result of work performed on several low margin clinical beta sites for certain research projects. These clinical research sites have since been completed or are nearing completion. Gross profit from service increased $0.9 million due to higher revenue and $0.5 million due to lower average costs to service the extended maintenance contracts.

Gross profit (exclusive of depreciation and amortization) as a percentage of total revenue in 2014 was 34.4 percent, compared with 34.0 percent in 2013. Gross profit as a percentage of sales from systems in 2014 was negatively impacted by a change in the product mix compared to the prior year, while 2013 gross profit as a percentage of sales benefited from higher margin installation activities. Total system gross profit as a percentage of sales in 2014 was negatively impacted by additional costs for the initial installations of clinical beta sites for certain research projects.

Gross profit (exclusive of depreciation and amortization) in 2013 decreased $2.1 million, or 11.9 percent compared with 2012 due primarily to lower revenues as a result of fewer scheduled equipment deliveries and installations, as discussed above. Gross profit from systems decreased $3.5 million due to lower revenue and $1.2 million due to higher average costs as a result of work performed on several low margin clinical research sites. Gross profit from service increased $2.3 million due to higher revenue and $0.3 million due to lower average costs to service the extended maintenance contracts.

Gross profit (exclusive of depreciation and amortization) as a percentage of total revenue for systems in 2013 was negatively impacted by a change in the product mix compared to 2012, while 2012 gross profit as a percentage of sales benefited from higher margin installation activities. Systems gross profit as a percentage of sales in 2013 was negatively impacted by additional costs for the initial installations of the first VISIUS iCT deliveries and other clinical beta sites for certain research projects. Overall system gross profit as a percentage of sales in 2012 was marginally higher than 2013, but was also negatively impacted by the planned delivery of certain equipment as part of collaborative arrangements where the Company has entered into clinical research projects in the area of interventional cerebrovascular, and cardiovascular science, with a specific focus on the integration of angiography and MR imaging modalities. Service revenue gross profit as a percentage of sales increased from the prior year as a result of a larger clinical install base of VISIUS Surgical Theatres, which have transitioned to chargeable service programs and improved productivity and management of service delivery within the customer base.

Operating Expenses

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Operating Expenses	$33,072	$54,978	$45,322	-39.8%	21.3%

Operating expenses in 2014 decreased $21.9 million compared with 2013. The decrease was primarily due to research and development charges in 2013 of $8.3 million related to the planned completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system. The decrease was also due to one-time costs in 2013 of $5.8 million related to the relocation of our operations and costs of $2.9 million in 2013 related to additional headcount. Additionally, staff related expenses were $1.6 million lower and other costs were $2.1 million lower because of cost control efforts. Depreciation was lower $0.7 million in 2014 as a result of certain assets which were in service becoming fully depreciated in 2014, and facilities expense was $0.5 million lower primarily due to redundant facilities in 2013.

Operating expenses in 2013 increased $9.7 million compared with 2012. The increase was primarily due to research and development charges of $8.3 million related to the planned completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system, increased one-time costs of $4.1 million related to the relocation of our operations, increased rent and utilities expenses of $0.8 million related to the facility in Minnesota, along with costs of $2.2 million related to additional headcount during 2013 within administrative and customer service and operations functions. These costs were partially offset by a planned decrease of $6.0 million in research and development costs for robotics, MR-guided radiation therapy and other ancillary research projects which were substantially completed during 2013.

Administrative

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Administrative	$7,130	$12,326	$8,224	-42.2%	49.9%

Administrative expense in 2014 decreased $5.2 million compared with 2013. The decrease was primarily due to one-time relocation costs of $3.2 million in 2013 and higher expenses of $1.1 million incurred in 2013 related to staffing redundancies which arose from the timing of adding new employees while retaining existing employees as we relocated our operations. The remainder of the decrease was primarily related to additional rent and utilities expenses in 2013 of $0.4 million related to the facility in Minnesota, and $0.5 million lower costs in 2014 due to our cost reduction efforts.

Administrative expense in 2013 increased $4.1 million compared with 2012. The increase was primarily due to one-time relocation costs of $3.2 million in 2013 compared with $0.5 million in 2012. The remainder of the increase was primarily related to additional rent and utilities expenses of $0.8 million related to the new facility in Minnesota, increased salaries, benefits and stock compensation expense of $0.5 million related to the addition of the Company’s Chief Operating Officer and other new hires, and additional professional fees of $0.2 million, partially offset by lower business travel of $0.2 million as a result of cost savings efforts. The relocation costs in 2013 consisted primarily of a $2.1 million lease accrual related to the exit from our Winnipeg facility, professional services fees and other expenses of $0.5 million, recruiting expenses of $0.3 million, staff retention and severance costs of $0.1 million, and other expenses of $0.2 million. The relocation costs in 2012 consist of severance and retention costs of $0.5 million.

Sales and marketing

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Sales and marketing	$7,129	$9,986	$9,833	-28.6%	1.6%

Sales and marketing expense in 2014 decreased $2.9 million compared with 2013. The decrease was primarily due lower sales and marketing promotion and related costs of $1.6 million as a result of cost reduction activities, along with lower staffing expenses of $0.8 million as a result of lower head count within the sales team and lower commission expense of $0.5 million due to the decrease in sales.

Sales and marketing expense in 2013 increased $0.2 million compared with 2012. The increase was primarily due to higher marketing and promotion expenses of $0.3 million as a result of new trade show costs related to the launch of the VISIUS iCT, related marketing efforts, and other expenses of $0.2 million. These costs were partially offset by lower professional services of $0.3 million as a result of cost reduction activities.

Customer support and operations

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Customer support and operations	$9,213	$11,357	$8,612	-18.9%	31.9%

Customer support and operations expense in 2014 decreased $2.1 million compared with 2013. The decrease was primarily due to relocation costs of $0.9 million in 2013. The decrease was also due to higher staffing related costs in 2013 of $0.7 million related to staffing redundancies which arose from the timing of adding new employees while retaining existing employees as we relocated our operations, along with higher office and general expenses of $0.5 million in 2013 due to redundant facilities.

Customer support and operations expense in 2013 increased $2.7 million compared with 2012. The increase was primarily due to increased headcount within customer support, and the appointment of two senior executives in Operations and Customer Service, resulting in higher salaries and benefits and stock option expense of $1.4 million. This increase was coupled with increased one-time relocation costs of $0.9 million, higher rent and utilities expense of $0.6 million related to the additional facility in Minnesota and travel and other costs of $0.5 million. The relocation costs associated with the move of operations included recruiting expenses of $0.3 million, staff retention and severance expenses of $0.3 million and other expenses of $0.3 million. Relocation expenses in 2012 included severance and retention costs of $0.7 million.

Research and development

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Research and development	$6,764	$17,823	$14,556	-62.0%	22.4%

Research and development expense in 2014 decreased $11.1 million compared with 2013. The decrease was primarily due to charges of $8.3 million in 2013 which were related to the planned completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system. The decrease was also due to relocation costs of $1.5 million incurred in 2013. Additionally, the decrease was due to higher staffing related costs in 2013 of $0.3 million related to staffing redundancies which arose from the timing of adding new employees while retaining existing employees as we relocated our operations and to our cost control efforts, including $0.5 million for lower technical spending, $0.2 related to business travel, $0.1 million related to professional services, and $0.2 million for general office expenses.

Research and development expense in 2013 increased $3.3 million compared with 2012. The increase was primarily due to charges of $8.3 million which were related to the planned completion of the collaborative arrangement and additional one-time relocation costs of $1.5 million associated with the move to Minnesota. This increase was partially offset by reduced spending of $6.0 million on technical development associated with our image-guided surgical robotics program and the development of the MR guided radiation therapy program. The relocation costs in 2013 consist of staff recruiting costs of $1.0 million, business travel expenses of $0.2 million, legal costs of $0.1 million, and other expenses of $0.2 million, compared with relocation costs in 2012 of $0.5 million related to severance and retention.

Depreciation and amortization

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Depreciation and amortization	$2,836	$3,486	$4,097	-18.6%	-14.9%

Depreciation and amortization in 2014 decreased $0.7 million compared with 2013. The decrease was primarily due to certain assets that were in service becoming fully depreciated in late 2013 and early 2014.

Depreciation and amortization in 2013 decreased $0.6 million compared with 2012. The decrease was primarily due to certain assets that were in service becoming fully depreciated in late 2012.

Other income (expense)

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Gain (loss) on asset disposals	$(196)	$(120)	$19	63.3%	Nm
Foreign exchange	(2,232)	(1,208)	(125)	84.8%	Nm
Interest and other	(4,577)	(1,223)	(40)	274.2%	Nm

Nm – Not meaningful

Foreign exchange losses in 2014 are mainly the result of a strengthening of the U.S. dollar against our net foreign denominated monetary assets compared with the prior year, which resulted in loss upon translation.

Interest and other income (expense) in 2014 was primarily the result of our secured loan facility debt outstanding. During 2014 the Company incurred a complete year of interest expense, debt discount amortization and amortization of the related deferred debt acquisition costs. Interest and other income (expense) in 2014 included interest expense of $2.4 million, debt discount amortization of $1.4 million and debt issuance cost amortization of $0.5 million. The remainder was other net interest income/expense and banking fees. Interest expense, debt discount amortization, and debt issuance cost amortization are recognized on an effective interest rate method over 5 years.

Foreign exchange losses in 2013 are mainly the result of a strengthening of the U.S. dollar against the Company’s higher net foreign denominated monetary assets compared the prior year, which resulted in loss upon translation.

Interest and other income expense in 2013 was primarily the result of the Company entering into a secured loan facility in September 2013 resulting in interest expense, debt discount amortization and amortization of the related deferred debt acquisition costs. Interest and other income (expense) for the year ended December 31, 2013 includes interest expense of $0.7 million, debt discount amortization of $0.3 million, and debt issuance cost amortization of $0.1 million.

Income tax expense

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Income tax expense	$242	$144	$86	68.1%	67.4%

We generate taxable income in several of our foreign subsidiaries due to transfer pricing policies used in those foreign jurisdictions. As a result of activities in these foreign subsidiaries, we have recognized tax expense during 2014, 2013 and 2012. The change in income tax expense for each year compared with the prior year was primarily due to higher taxable income in those foreign jurisdictions.

Operating Loss and Net Loss

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Operating loss	$(23,140)	$(39,305)	$(27,524)	-41.1%	42.8%
Net loss	(30,387)	(42,000)	(27,756)	-27.7%	51.3%

The operating loss in 2014 decreased $16.2 million compared with 2013. The decrease was due to lower operating expenses of $21.9 million, partially offset by lower gross profit (exclusive of depreciation and amortization) of $5.7 million on reduced sales activity. The decrease in operating expenses was primarily due to research and development charges in 2013 of $8.3 million related to the planned completion of a collaborative arrangement, one-time costs in 2013 of $5.8 million related to the relocation of our operations, and costs of $2.9 million in 2013 related to additional headcount during the full year within administrative, sales and marketing, customer service and operations and research and development functions. The decrease in operating expenses was also due to costs of $1.6 million lower staff related expenses and $2.2 million lower other costs in 2014 because of cost control efforts, $0.7 million due to lower depreciation as a result of certain assets which were in service becoming fully depreciated in 2014, and lower facilities expense of $0.5 million primarily due to redundant facilities in 2013.

Net loss for 2014 decreased $11.6 million compared with 2013. The decrease was primarily due to lower operating expenses of $21.9 million partially offset by lower gross profit of $5.7 million and higher other expense of $4.5 million. Changes in gross profit, operating expenses, and other income (expenses) were the result of factors noted above.

The operating loss in 2013 increased $11.8 million compared with 2012. The increase was primarily due to higher operating expenses of $9.7 million and lower gross profit of $2.1 million on reduced sales activity. The increase in operating expenses was primarily tied to planned research and development collaboration of $8.3 million and additional relocation costs of $4.1 million incurred to the move of the operations. The Company also had increased facility costs, and employee costs in administration, customer support and operations as described above. Total relocation costs in 2013 were $5.8 million affecting all functional areas, including administrative expenses of $3.2 million, sales and marketing expenses of $0.2 million, customer service and operations of $0.9 million, and research and development of $1.5 million. These costs were partially offset by reduced expenses of $6.0 million for the robotics development, intraoperative computed tomography and radiation therapy programs.

Net loss for 2013 increased $14.2 million compared with 2012. The increase was primarily due to higher operating expenses of $9.7 million, higher other expense of $2.4 million, and lower gross profit of $2.1 million. Changes in gross profit, operating expenses, and other income (expenses) were the result of factors noted above.

Performance measures

Adjusted EBITDA

(Thousands of US dollars)	Year ended
	December 31%
	2014	2013	2012	Change

Adjusted EBITDA	$(18,780)	$(33,934)	$(21,868)	-44.7%	55.2%

We use the non-GAAP measure Adjusted EBITDA to measure aspects of our financial performance. We define Adjusted EBITDA as earnings (loss) before stock based compensation, gain (loss) on asset disposals, interest and other, foreign exchange, income tax expense and depreciation and amortization. We report Adjusted EBITDA because we believe Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization) tax consequences, and other non-operating items and share based compensation. In addition to its use by management, we also believe Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of our company. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

Negative Adjusted EBITDA in 2014 improved $15.2 million compared with 2013. The improvement in Adjusted EBITDA was primarily due to lower operating costs.

Negative Adjusted EBITDA in 2013 increased $12.1 million compared with 2012. The increase in negative Adjusted EBITDA was primarily due to higher operating costs related to higher research and development costs, customer support and operations and higher relocation costs.

Reconciliation to the most comparable U.S. GAAP measure for Adjusted EBITDA for the periods is as follows:

(Thousands of US dollars)	Year ended
(Unaudited)	December 31
	2014	2013	2012
Net loss	$(30,387)	$(42,000)	$(27,756)
Stock based compensation	1,524	1,885	1,559
Foreign exchange	2,232	1,208	125
Interest and other	4,577	1,223	40
Depreciation and amortization	2,836	3,486	4,097
(Gain) Loss on asset disposals	196	120	(19)
Income tax expense	242	144	86
Adjusted EBITDA	$(18,780)	$(33,934)	$(21,868)

New Order Bookings and Backlog

Order bookings (or bookings) are customer orders for VISIUS Surgical Theatres and service contracts. Bookings have been confirmed with a purchase order or a deposit received, or are orders subject to the completion of formal documentation. Backlog is the unrecognized portion of revenues anticipated to be recorded from bookings.

When a VISIUS Surgical Theatre is sold, the order booking price is added to order backlog. As the project progresses through delivery and installation, the backlog is converted into revenue. When an extended maintenance contract is sold, the price of the contract is added to backlog and converted into revenue over the life of the service contract. We evaluate our backlog and individual order conversion on a regular basis and our experience is that new system orders typically convert into revenues over 12 to 18 months on average, while service contract backlog typically convert into revenues over 4 to 5 years. We believe that order backlog is a useful indicator regarding the future revenue of our Company resulting from already recognized orders. During 2014, total order bookings were $51.4 million, consisting of $33.5 million of system bookings and $17.9 million of new service contracts. We converted $28.9 million of backlog into revenues and changes in foreign exchange decreased backlog by $3.3 million. During 2014 one order in backlog was not proceeding at a rate consistent with our expectations. As a result, we have removed this order, valued at $3.2 million, along with service of approximately $2.0 million, from backlog. During 2013, total order bookings were $33.1 million, consisting of $12.9 million of system bookings and $20.2 million of new service contracts. We converted $46.0 million of backlog into revenues and changes in foreign exchange decreased backlog by $0.9 million.

The table below provides the Company’s backlog for each of the last four years as of December 31:

	December 31
	2011	2012	2013	2014
VISIUS Surgical Theatres	$58,583	$69,213	$40,517	$52,494
Service contracts	36,430	53,326	61,881	63,911
Total backlog	$95,013	$122,539	$102,398	$116,405

As of December 31, 2014, we have sold our products into 87 surgical suites and 54 diagnostic rooms to 62 customers worldwide, of which 67 surgical suites are installed and 20 are in the delivery phase. Of the surgical suites sold, 60 are in the United States, 6 are in Canada, 16 are in Asia Pacific and 5 are in Europe and the Middle East.

Application of Critical Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Among the accounting estimates described in the notes to the consolidated financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical. Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our VISIUS Surgical Theatre sales on a percentage-of-completion basis as the theatre is installed. The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project. Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized. In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete. Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as deferred revenue until the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables. Accordingly, the reported amounts shown on the balance sheet under deferred revenue or unbilled receivables may be over or understated.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively. Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement. Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is reasonably assured. Excise taxes are presented on a gross basis and are expensed as incurred.

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company. The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants. The Company measures compensation expense at the date of granting stock options to employees and recognizes the expense based on their fair values determined in accordance with the U.S. GAAP codification Accounting Standards Codification 718. The fair value of options is determined using the Black-Scholes option-pricing model. The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital. Amortization takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest. Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

Recently Adopted or Issued Accounting Pronouncements

On August 27, 2014, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance (ASU 2014-15), Presentation of Financial Statements—Going Concern. The guidance requires Management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year of the date the financial statements are issued and to provide related disclosures, if required. The new standard is effective for us for the year ended December 31, 2016 and for subsequent interim periods. The adoption of the standard is not expected to have a material effect on our consolidated financial statements and related disclosures.

On May 28, 2014, FASB issued authoritative guidance (ASU 2014-09), Revenue from Contracts with Customers, a standard convergence project with the International Accounting Standards Board (“IASB”). The guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect the guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Liquidity and Capital Resources

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. The Company has financed its cash requirements primarily through debt, issuances of securities and advanced customer deposits from new orders.

The Company recorded a net loss of $30.4 million in 2014 and had cash of $5.0 million as of December 31, 2014. Cash and restricted cash as of December 31, 2014 decreased $8.5 million from December 31, 2013 due to cash used in operations of $10.9 million for the year ended December 31, 2014 primarily related to an overall net loss for the period partially offset by changes in working capital. The Company has not yet achieved profitability and anticipates that it may continue to incur net losses in the foreseeable future. Since inception, the Company has funded its losses through the issuance of equity securities and secondarily through the issuance of debt.

Our ability to fund our operations beyond the next 12 months is dependent on our ability to meet our planned business operations, effectively manage our working capital needs and generate positive cash flows from deposits on new order bookings.  Many aspects of the Company’s business plans involve management’s judgment and estimates that include factors that could be beyond the Company’s control and actual results could differ. Our cash balances can fluctuate based on the timing of the receipt of cash deposits and payments from customers. These and other factors could cause the Company’s business plans to be unsuccessful which could have a material effect on the Company’s operating results, financial condition and liquidity.

The Company’s current and anticipated cash resources may be insufficient to support currently forecasted operations. Therefore, in order to execute its business plans, the Company may need to obtain additional debt or equity financing. We believe that if our cash balances are not sufficient to meet our liquidity needs, we will be able to raise additional capital. While there is no guarantee that we can raise additional capital, we have a history of being able to successfully fund the business through the capital markets in the form of equity or debt financing.  If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate projects and/or consider other alternatives.

The Company is currently exploring a number of financing alternatives including (i) raising additional equity financing (the “Equity Financing”), (ii) completing a rights offering to its common shareholders (the “Rights Offering”), (iii) effectively managing working capital, (iv) improving cash flows from operations and (v) other strategic alternatives.

On March 31, 2015, the Company negotiated an amended Facility Agreement with Deerfield. The Amended Facility Agreement includes a Revolving Loan of up to (a) $0.6 million which shall be available immediately and, (b) if requested by the Company, an amount equal to 50 percent of any additional cash received from the Equity Financing and Rights Offering, provided that the sum of (a) and (b) shall not exceed $3.0 million. The Revolving Loan bears an interest rate of 15 percent and matures March 31, 2016. Additionally, interest payments due in April 2015 and July 2015 pursuant to the Company’s Facility Agreement described in Note 18 herein are due instead in cash on October 15, 2015. Our Facility Agreement contains covenants including a covenant that the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end (the “minimum cash balance requirement covenant”). This minimum cash balance requirement covenant was previously waived for March 31, 2015 and June 30, 2015 has also been waived for September 30, 2015 and December 31, 2015.

In the event that the Equity Financing does not raise a sufficient amount capital, the Company will elect to undertake the Rights Offering. To this end, the Company has entered into an agreement dated March 31, 2015 with Centara Corporation, a company controlled by H. David Graves, Chairman of the Board of the Company, pursuant to which Centara Corporation has agreed (i) to take its pro rata portion of any rights offering of the Company and (ii) to subscribe for and exercise any unexercised rights of other shareholders under the rights offering up to a total amount, together with its pro rata portion, of approximately $3 million. Any rights offering would be subject to applicable regulatory and stock exchange approval.

Giving consideration to the above, the Company believes cash resources will be sufficient to support operations into the foreseeable future.

	For the year ended
	December 31
	2014	2013	2012
Cash flows:
Used in Operating Activities	$(10,910)	$(40,581)	$(15,638)
From Financing Activities	3,500	42,059	2,420
Provided by (used in) Investing Activities	4,486	(14,986)	(8,279)
Foreign exchange translation adjustment	1,544	830	132
Net decrease	(1,380)	(12,678)	(21,365)

Cash and cash equivalents, opening	6,382	19,060	40,425
Cash and cash equivalents, closing	$5,002	$6,382	$19,060

Operating Activities

The cash used in operating activities in 2014 included an operating loss of $23.9 million (excluding non-cash related items), and $13.0 million cash from changes in working capital. The cash from working capital consists of an increase in deferred revenue ($6.8 million), a decrease in accounts receivable ($5.4 million), a decrease in unbilled receivables ($3.7 million) and a decrease in inventory ($0.9 million), partially offset by a decrease in accounts payable and accrued liabilities ($3.5 million) and prepaid expenses ($0.3 million). Working capital can fluctuate greatly depending on the number of VISIUS Surgical Theatre projects in process, and their status of implementation and delivery, along with the timing of accounts receivable. The changes in working capital during 2014 are a result of fewer projects in process.

The cash used in operating activities in 2013 included an operating loss of $33.2 million (excluding non-cash related items), and $7.4 million cash for changes in working capital. The cash used for working capital consists of an increase in inventory ($4.0 million), an increase in accounts receivable ($2.9 million), a decrease in accounts payable and accrued liabilities ($2.2 million), an increase in unbilled receivables ($1.1 million), and a decrease in deferred revenue ($0.7 million), partially offset by a decrease in prepaid expenses and other ($3.5 million).

The cash used in operating activities in 2012 included an operating loss of approximately $22.1 million (excluding non-cash related items), $1.2 million cash used for advance payments and $7.7 million cash from working capital. The $7.7 million in cash from working capital consists of an increase in accounts payable and accrued liabilities ($8.6 million), an increase in deferred revenue ($3.0 million), and a decrease in accounts receivable ($2.8 million), partially offset by an increase in unbilled receivables ($3.9 million), an increase in prepaid expenses and other assets ($2.0 million), and an increase in inventory ($0.8 million).

Financing Activities

Financing activities in 2014 included $3.0 million proceeds from the issuance of share capital and common share purchase warrants in a private placement offering, and $0.5 million proceeds from a loan agreement with the City of Minnetonka.

On December 24, 2014, we completed a private placement offering of 10,563,380 units at an offering price of $0.284 per unit. Each unit consisted of one common share and one and a quarter common share purchase warrants. Each whole warrant is exercisable into one common share during the period starting on June 24, 2015 and ending on June 24, 2020 at an exercise price per common share of $0.3692.

In February 2014, we entered into a loan agreement with the City of Minnetonka, Minnesota (“the City”), where the Minnesota Department of Employment and Economic Development has granted us $0.5 million for the purchase and installation of furniture, machinery and equipment and infrastructure improvements necessary for the installation of the aforementioned items. The term of the loan is five years, and bears an interest rate of zero percent. In the event we can document that we have created 75 full-time equivalent jobs at our Minnesota location by February 22, 2015, the City will forgive up to $0.4 million of the loan, with equal monthly payments of the remaining principal balance due beginning January 2016 through January 2019. The loan agreement contains covenants related to financial reporting and notification and is secured by the assets purchased with the loan funds.

Financing activities in 2013 included $18.9 million proceeds from the issuance of share capital and $25.0 million proceeds from long-term debt, offset by the payment of debt issuance costs of $1.9 million.

Financing activities for 2012 included cash generated as a result of employee share options being exercised.

Long-Term Debt

On September 16, 2013, we entered into a secured loan facility agreement for $25 million, and received the net proceeds of $24.5 million following execution of the agreement. The loan matures five years from the date of the Agreement and may be prepaid subject to certain restrictions. The principal amount of the loan is payable in three equal annual installments on the third, fourth and fifth anniversaries of the date of the disbursement, except that, if IMRIS achieves certain revenue targets, the principal payment due on the third anniversary can be deferred for up to two years and the payment due on the fourth anniversary can be deferred for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9 percent per annum. In connection with the loan, the lender received warrants to purchase 6.1 million shares of our common stock at an exercise price of $1.94 per share.

On September 23, 2014, we entered into a Waiver and Amendment Agreement with Deerfield Management Company, L.P. (“Deerfield”) with respect to the Facility Agreement dated as of September 16, 2013, in order to waive the enforcement of the covenant under the Facility Agreement that we have cash and cash equivalents greater than $7.5 million at calendar quarter ending September 30, 2014. In connection with the waiver, we agreed to change the exercise price of the warrants to purchase 6.1 million shares of IMRIS common stock from $1.94 to $0.70 per share, representing the closing trading price of the common shares on NASDAQ as of September 23, 2014.

On December 24, 2014, we entered into another Waiver Agreement with Deerfield. Deerfield agreed to waive the enforcement of the requirement under the Facility Agreement that the Company have cash and cash equivalents at the end of any calendar quarter greater than $7.5 million for the periods commencing October 1, 2014 through and including June 30, 2015. In connection with the waiver, on December 22, 2014, the Company agreed to amend the exercise price of the warrants to $0.35386 per share, representing 130 percent of the price of the Common Shares as of the NASDAQ market close immediately preceding the signing of definitive agreements for the consummation of the Offering.

On March 31, 2015, the Company negotiated a Revolving Credit Facility with Deerfield. The Revolving Credit Facility is for up to (a) $0.6 million which shall be available immediately and, (b) if requested by the Company, an amount equal to 50 percent of the amount of any additional cash received on account of the Equity Financing, provided that the sum of (a) and (b) shall not exceed $3.0 million. The Revolving Credit Facility bears an interest rate of 15 percent and matures one year from the signing date. Additionally, interest payments due in April 2015 and July 2015 pursuant to the Company’s loan agreement (described in Note 18 to our Consolidated Financial Statements) are due instead in cash on October 15, 2015. Our loan agreement contains covenants including a covenant that the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end (the “minimum cash balance requirement covenant”). This minimum cash balance requirement covenant has been waived for September 30, 2015 and December 31, 2015.

Other

On October 10, 2014 we filed a $30 million shelf registration statement on Form F-3 with the SEC. On October 29, 2014 the shelf registration statement was declared effective by the SEC. The specifics of any potential future offering, along with the prices and terms of any such securities offered by the Company will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed in connection with such offering. The shelf registration statement replaced our previously existing shelf registration statement filed on Form F-10, which expired in November 2014.

On August 25, 2014, we received a letter from the NASDAQ stating that for the previous 30 consecutive business days the bid price of the Company's common stock closed below the minimum $1.00 per share required for continued listing under NASDAQ Listing Rule 5450(a)(1). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company had a period of 180 calendar days, or until February 23, 2015, to regain compliance with the minimum bid requirement. On February 13, 2015, the Company received a letter from NASDAQ stating that since the closing bid price of the Company’s common stock had been greater than $1.00 for the last 10 consecutive business days, from January 30 to February 12, they determined that IMRIS was in compliance with Listing Rule 5450(a)(1) and that this matter was then closed.

Investing Activities

Cash provided by investing activities in 2014 included a decrease in restricted cash of $7.1 million, partially offset by capital expenditures of $2.5 million. The capital expenditures consist primarily for the development of our SYMBIS Surgical System, a surgeon controlled robot, and equipment and leasehold improvements related to relocating our Minnesota facility.

The cash used in investing activities in 2013 included an increase in restricted cash of $5.6 million and capital expenditures of $9.4 million. The capital expenditures consist primarily for the development of our SYMBIS Surgical System, a surgeon controlled robot, and equipment and leasehold improvements related to relocating our Minnesota facility.

Investing activities in 2012 included restricted cash ($1.9 million), acquisition of tangible and intangible capital assets ($5.0 million) and the increases in other assets ($1.9 million) offset by proceeds on sales of assets ($0.5 million). The $5.0 million in capital asset consisted mainly of additions to our test labs, including the new labs for robotics and iCT. The $1.9 million increase in other assets consisted mainly of additional research and development costs related to collaborative arrangements.

Research and dvelopment, patents and licenses, etc.

Research and development costs are expensed as incurred. Costs related to the development of software are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to the customer. Software development costs are capitalized and amortized over the useful life of the technology. Research and Development costs for the years ended December 31, 2014, 2013 and 2012 were $6.8 million, $17.8 million and $14.6 million, respectively.

Trend Information

See “Item 5. Operating and Financial Review and Prospects” for information on material trends affecting our business and results of operations.

Off-Balance Sheet Arrangements

There are no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Other than the operating lease commitments, we are not using off-balance sheet arrangements.

Summary of Contractual Obligations

The following table presents a breakdown of our known outstanding contractual obligations by maturity as of December 31, 2014:

($USD - Thousands)	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$34,810	$5,401	$20,355	$9,054	$-
Operating Lease Obligations	$10,910	$1,763	$2,729	$2,411	$4,007
Total	$45,720	$7,164	$23,084	$11,465	$4,007

Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Item 5. See “Cautionary Note regarding Forward-Looking Statements”.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The following are brief profiles of each of our Directors, including a description of each individual’s principal occupation within the past five years. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

H. David Graves, Chairman

Mr. Graves is Chairman of the Board of Directors of the Corporation. Mr. Graves is the Chairman of Centara Corporation, a venture capital firm, and has held that role since 1994. Mr. Graves was formerly the Chief Executive Officer of IMRIS from its formation in May 2005 until August 2013.  Prior to that, Mr. Graves was the founder and Chief Executive Officer of Broadband Networks Inc., a telecommunications equipment developer. Mr. Graves is a graduate of the University of Manitoba faculty of Engineering and the Executive Marketing program at Queen's University and is a registered professional engineer.

Jay D. Miller, Director and Chief Executive Officer

Mr. Miller was named Chief Executive Officer and appointed to the Board of Directors in August 2013. Mr. Miller joined IMRIS as President and Chief Operating Officer in 2012 and was responsible for the operation of IMRIS’ business globally, including Sales, Marketing, Research and Development, Operations, Customer Service, Regulatory Affairs and Quality. Mr. Miller has extensive technical and managerial experience in the medical device industry. Prior to joining IMRIS he was the President and Chief Executive Officer of Zonare Medical Systems, President and Chief Executive Officer, of Vital Images Inc., and held senior roles at both GE Healthcare and Siemens Healthcare. Mr. Miller has a B.A. in Chemistry from Dartmouth College, a Masters in Biomedical Engineering from the University of Virginia, and an MBA from the Kellogg School of Management, Northwestern University.

Carey Diamond, Director

Mr. Diamond is the Chairman of the Compensation Committee and a director of the Corporation.  Mr. Diamond has held senior management positions at Whitecastle Investments Limited, an investor in venture and later stage private companies, since 1989, and since 1998 has been its President and Chief Executive Officer.  Since 2002, he has been Managing Director of Whitecap Venture Partners and since 2004, he has been Managing Director of Whitecastle Private Equity Partners.  Mr. Diamond has served as a director of multiple public companies.  In addition to sitting on the boards of various private companies, Mr. Diamond is a Board member of the Sunnybrook Health Sciences Centre Foundation and a member of the Baycrest Centre Finance Committee. He was a past Director and Vice-Chair of the Sunnybrook Health Sciences Centre and past Director and Vice Chair of the Baycrest Centre for Geriatric Care. Mr. Diamond holds a B.A. in Economics from the University of Western Ontario and an LL.B. from Osgoode Hall Law School.  He is a member of the Law Society of Upper Canada.

William Fraser, F.C.A., Director

Mr. Fraser is Chairman of the Audit and Governance Committee and a director of the Corporation. Mr. Fraser serves various companies as an independent corporate director. Mr. Fraser was the President and Chief Executive Officer, and a Director of Manitoba Telecom Services Inc. (MTS) from 1994 to 2006, and successfully led the transformation of the provincial crown corporation to a publicly traded corporation, and the third largest telecommunications company in Canada. Mr. Fraser was the Vice President Finance of MTS from 1986 to 1994, and prior to that was the Assistant Deputy Minister, Finance for the Government of Manitoba (1981-1986). Mr. Fraser is a Director and Chairman of the Board of Manitoba Hydro and is Chair of the finance committee of the Board of Directors for St. Boniface Hospital Foundation. Mr. Fraser has been a director of a number of other corporations and charitable organizations during his career. Mr. Fraser is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 2002.

Blaine Hobson, Director

Mr. Hobson is a member of the Compensation Committee and a director of the Corporation. Mr. Hobson is a venture capital investor and has been the Managing Partner of Whitecap Venture Partners since November 2003. Prior to that, Mr. Hobson was the Chief Executive Officer of several WhiteCap investee companies. Mr. Hobson is a business executive with over 30 years of experience in start-ups and business turn-arounds in both the private and public sectors. Mr. Hobson has successfully led a number of entrepreneurial ventures and teams in the automobile, manufacturing, medical supply, telecom and investment industries. Mr. Hobson originally joined Whitecap Venture Partners in 1995 where, as an Executive Vice President, he led the Technology Practice, and held the role of "Entrepreneur in Residence". Since 2004, Mr. Hobson has also been a Managing Director of Whitecastle Private Equity Partners LP.

James Hickey, Director

Mr. Hickey is a member of the Audit and Governance Committee, a member of the Compensation Committee, and a director of the Corporation. Mr. Hickey has over 35 years of experience in the healthcare industry as an operating executive and director. He is currently President and Chief Executive Officer of Phraxis, Inc., an early stage medical device company focusing on vascular access products. Jim was most recently the Board Chairman of Vital Images (VTAL), which was acquired by Toshiba Medical Systems in June 2011. Jim has been CEO of two public and two private medical device companies covering products from portable ventilators to ICD’s to mitral valve repair. Earlier in his career Mr. Hickey spent 15 years with American Hospital Supply Corporation/Baxter Healthcare.

Stephen Armstrong, Director

Mr. Armstrong is a member of the Audit and Governance Committee and a director of the Corporation. Mr. Armstrong is Senior Advisor for Patterson Companies, Inc. Prior to that, Mr. Armstrong had been Executive Vice President and Chief Financial Officer of Patterson Companies, Inc., from 1999 until his retirement in October, 2014. Patterson is a publicly traded distributor of supplies, equipment and services to dental, companion-animal veterinary and therapy professionals. Starting his career at Ernst and Young LLP in 1973, he became an audit assurance partner in his 26-year tenure at the firm, primarily serving publicly-traded national and multinational clients. He is also a Board member of Delphax Technologies, Inc. and is chair of its Audit Committee.

Jeffery Bartels, Director of Finance and Principal Accounting Officer

Mr. Bartels joined IMRIS in February 2013 and held the position of Director of Finance. Prior to joining the Company, he was previously at Imation Corp., where he held the position as Chief Accountant from April 2008 to February 2013. He is a CPA (inactive) and has a BS in Business Administration from the University of Wisconsin-Stout, and MBA and Masters of Business Taxation degrees from the Carlson School of Management at the University of Minnesota-Twin Cities.

Mark Reade, Executive Vice President, Global Sales

Mr. Reade joined IMRIS in 2010 as Executive Vice President, Customer Solutions and was appointed Executive Vice President, Global Sales in 2011. Prior to joining IMRIS, he was with Medtronic, both in Canada and the United States where his most recent role was that of Vice President (South East Region) of Medtronic Neuromodulation. A graduate of McGill University in Commerce and Economics and with an MBA from the Ivey School of Business at the University of Western Ontario, Mr. Reade’s 20+year career in the medical device industry has included management positions at Superior Healthcare Group; Howmedica (Pfizer); and, Baxter Corporation.

Meir Dahan, Executive Vice President, Research and Development and Chief Technology Officer

Joining the company in 2008, Mr. Dahan has an extensive technical and managerial background along with an outstanding record in developing high-quality innovative products and a proven ability to build high performance teams. He has over 20 years of diverse product development experience in telecommunications and medical-device segments. Mr. Dahan has worked to design, develop and launch commercial product platforms with world-renowned corporations such as Baxter Healthcare, 3Com Corporation and US Robotics. He holds an MBA and an MS of Electrical Engineering from the Illinois Institute of Technology in Chicago and a BSEE from Ben Gurion University in Israel.

Maurice Holloman, Executive Vice President, Operations

Mr. Holloman joined IMRIS in 2012 as Executive Vice President Operations. He is responsible for all aspects of the Company's revenue recognition globally, with Operations, Quality and Program Management, reporting to him. Mr. Holloman has extensive leadership background in Project Engineering, Site Operations Management, Plant Management, Supply Chain Management and Operations. Prior to joining IMRIS he was with Medtronic since 2005 in various operational leadership positions, and Novartis Nutrition Corporation as Director, Supply Chain Operations. Mr. Holloman has a Bachelor of Civil Engineering degree from the Georgia Institute of Technology, and an MBA from the University of Phoenix.

Mike Fritts, Executive Vice President, Global Customer Service

Mr. Fritts came to IMRIS in 2013 with more than 25 years of medical device industry experience, mostly in senior leadership roles. Prior to IMRIS, he was Vice President, Technical Operations, at Medicis. He spent most of his career at GE Healthcare, starting as a field engineer; working three years as an International General Manager; and ending with two years as the head of Interventional MRI. Mr. Fritts holds an MBA from the Kellogg School of Management at Northwestern University and BSc in Electrical Engineering from the South Dakota School of Mines & Technology.

Compensation

Director Compensation

In 2014, the Corporation’s non-executive directors and Chairman of the Board (for the purposes of this section, the ‘‘Directors’’) receive an annual cash retainer of CDN $40,000 and CDN $100,000, respectively. All cash retainers are paid in quarterly installments, plus board fees of CDN $1,500 per meeting. In addition, on an annual basis, the Chair of the Audit and Governance Committee receives a CDN $25,000 fee for serving in such capacity and the Chair of the Compensation Committee receives an additional fee of CDN $15,000 for serving in such capacity, each paid in quarterly installments. All of the directors are eligible to recover out-of-pocket expenses to attend any meetings of the Directors or committees thereof.

All new non-executive Directors are eligible to receive option awards. The Corporation believes that the option grants to Directors enable it to recruit qualified individuals to serve on the Board and ensure they have a significant stake in the performance of the Corporation. The Compensation Committee will recommend the appropriate number of option grants to any new non-executive Directors.

The Compensation Committee is responsible to review the Directors’ overall compensation levels. The Committee undertook a review of the fees for 2013 and determined there was no requirement to increase the fees to ensure that the cash portion of the Corporation’s director compensation remains competitive. The review did reveal however, a shortcoming in the equity portion of Directors’ overall compensation. As a result, additional options were granted to all Board members.

The following tables provide a summary of total compensation earned by each named executive officer of the Company for Fiscal 2014. Information presented reflects compensation paid to each member of senior management during each fiscal period noted, as well as such compensation related to performance during each year granted, paid or to be paid after the end of the fiscal years.

The following table provides information regarding compensation provided to the Corporation’s non-executive Directors during the financial year ended December 31, 2014. Compensation amounts are expressed in USD.

Name	Fees Earned	Option awards (1, 2)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	($)	($)	($)	($)	($)
H. David Graves	$97,329	$13,988	$-	$-	$-	$111,317
Stephen Armstrong	43,006	13,988	-	-	-	56,994
Carey Diamond	56,587	13,988	-	-	-	70,575
William Fraser	65,641	13,988	-	-	-	79,629
James Hickey	43,006	13,988	-	-	-	56,994
Blaine Hobson	41,648	13,988	-	-	-	55,636

(1)	Option based awards are the equity portion of compensation for each director for Fiscal 2014. The Corporation has never granted share appreciation rights to any of its directors.
(2)	The fair value of the option awards is calculated using the Black-Sholes option valuation model at the time of grant. These grants were issued effective March 10, 2014 at an exercise price of $1.94 (CND) and a term of 6 years, unless otherwise noted.

The following table provides a summary of total compensation earned by each member of Senior Management of the Company for Fiscal 2014. Information presented reflects compensation paid during each fiscal period noted, as well as such compensation related to performance during each year granted, paid or to be paid after the end of the fiscal years.

Name	Salary	Option awards (1, 2)	Non-equity incentive plan compensation	Pension value (3)	All other compensation	Total
	($)	($)	($)	($)	($)	($)
Jay D. Miller	$450,000	$-	$-	$8,874	$-	$458,874
Kelly McNeill (4)	181,539	-	-	5,446	28,365	215,350
Jeffery Bartels	160,000	2,745	-	4,800		167,545
Mark Reade	255,000	-	31,831	8,874	-	295,705
Meir Dahan	285,000	-	-	4,604	-	289,604
Mike Fritts	255,000	-	-	7,650		262,650
L. Maurice Holloman	250,000	-	-	5,288	-	255,288

(1)	Option based awards consist of options granted to an executive officer at the time they commence employment with the Corporation, annual awards under the Senior Management Incentive Program, and retention grants for certain executives. The Corporation has never granted share appreciation rights to any of its directors, officers or employees.
(2)	The fair value of these awards is calculated using the Black-Scholes option valuation model based on the share price at the time of the grant, a risk free rate based on U.S. Treasury yield curve rates, estimated life based on the historic life of the options and a volatility rate based on IMRIS’ historic share price. For accounting purposes, the option value is recorded in the financial statements over the vesting period of the options.
(3)	These entries represent amounts contributed by the Corporation under the Defined Contribution Plan. Under the plan, the executive officers may make contributions of up to 10 percent of his or her base salary, subject to statutory limits, and the Corporation matches 50% of the executive officer’s contributions, to a maximum of 3 percent. All contributions made to the plan, whether the individual’s contribution or the Corporation’s matching contribution, vest in favor of the individual immediately.
(4)	Mr. McNeill terminated his employment with the Company effective September 2014. Mr. McNeill’s Other Compensation is for unused vacation time which was paid to him when he terminated his employment.

Board Practices

Each Director will hold office until the next annual meeting of the shareholders of the Corporation or until the election of his successor, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The Board has adopted an individual voting standard for the election of Directors. In the event that any nominee for election receives more “withheld” votes than “for” votes, the Board will consider the result. If deemed to be in the best interest of the Corporation and its shareholders they may request that such nominee tender their resignation from the Board in a manner that facilitates an orderly transition. If the offer of resignation is accepted, the Board may appoint a new Director to fill the vacancy and will disclose this information by way of a press release. The Directors do not receive additional benefits upon termination of service.Our board of directors has two committees: an Audit and Governance Committee comprised entirely of independent directors, and a Compensation Committee, comprised entirely of independent directors.

Audit and Governance Committee

The directors have appointed an Audit and Governance Committee consisting of three directors; William Fraser, Stephen Armstrong and James Hickey, all of whom are independent and financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605 (a)(2).

The responsibilities and mandate of the Audit and Governance Committee are set out in an Audit and Governance Committee Charter. The primary purposes of the Audit and Governance Committee are to (i) manage, on behalf of IMRIS' shareholders, the relationship between IMRIS and its external auditor and enhance the independence of the external auditor, (ii) assist the board in meeting its financial oversight responsibilities, oversee the audit and financial reporting process and increase the credibility and objectivity of financial reporting, (iii) oversee the design, implementation and ongoing effectiveness of a system of internal controls, and (iv) oversee the process by which IMRIS assesses and manages risk.

The Audit and Governance Committee is also responsible for (i) establishing procedures for the receipt, retention and treatment of complaints received by IMRIS regarding accounting practices, financial reporting, internal accounting controls or auditing matters, (ii) establishing procedures for the confidential, anonymous submission by IMRIS employees of concerns regarding questionable accounting or auditing matters, and (iii) monitoring compliance with IMRIS' Whistleblower Protection Policy on Financial Matters.

The Audit and Governance Committee also takes a leadership role in shaping IMRIS' corporate governance practices by overseeing and assessing the functioning of the board and the committees of the board and developing, implementing and assessing effective corporate governance processes and practices. It is also responsible for reviewing and recommending the adoption of IMRIS' strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance and for overseeing the investigation of any alleged breach of any of these policies.

Compensation Committee

The board has appointed a Compensation Committee consisting of three Directors, Carey Diamond, Blaine Hobson and James Hickey. All of these directors are considered independent within the meaning of Multilateral Instrument 52-110 (Audit Committees). The Compensation Committee ensures the independence of its actions by requiring the presence of a majority of independent directors to convene any meeting of the Compensation Committee. The responsibilities and mandate of the Compensation Committee are set out in a Compensation Committee Charter. The primary purposes of the Compensation Committee are to (i) assist the board in discharging the board's oversight responsibilities relating to the compensation, development, succession and retention of the President and Chief Executive Officer and senior management, (ii) establish fair and competitive compensation and performance incentive plans, and (iii) identify candidates for director positions.

Other Committees

From time to time, the Board may form ad-hoc committees to consider and advise the Board on various matters. On November 7, 2014, the Board formed a Strategic Committee, comprised of Messrs. Armstrong (independent), Hickey (independent) and Miller, to review the possibility and viability of potential strategic opportunities for the Corporation. Ultimately, the committee negotiated and recommended the private placement completed in December 2014 described under the heading “Interest of Informed Persons in Material Transactions. The committee met five times in 2014.

Employees

As of December 31, 2014, we had 121 employees, of which 23 were in sales and marketing, 41 were in customer support and operations, 34 were in research and development, and 23 were in administration. Our employees have specialized knowledge in areas such as the surgical environment, image guidance, MR and X-ray imaging, manufacturing and telecommunications technology.

We have never experienced a work stoppage or other labor disturbance. To our knowledge, none of our employees belong to, or are represented by, a labor union.

On November 9, 2012, we announced that we planned to relocate our research and development, customer service, manufacturing and administration functions to Minnesota. The move was substantially complete at the end of 2013.

Share Ownership

On December 31, 2014, 62,594,346 common shares were outstanding and were held by approximately forty holders. Of these, about two had registered addresses in the U.S. and held a total of 19,898,317 common shares. Since a number of the common shares were held by brokers and other nominees, the number of holders in the U.S. may not be representative of the number of beneficial holders of their respective country of residence.

The following table sets forth information as to each Director and named executive officer’s ownership in the Company as of December 31, 2014.

Name	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percent of Total Common Shares Outstanding	Warrants to Purchase Common Stock
H. David Graves	14,276,131	22.8%	2,970,950
Stephen Armstrong	-	0.0%	-
Carey Diamond	5,264,345	8.4%	2,970,950
William Fraser	1,111,338	1.8%	1,320,423
James Hickey	20,000	0.0%	-
Blaine Hobson	1,359,844	2.2%	1,320,423
Jay D. Miller	10,000	0.0%	-
Jeffery Bartels	1,000	0.0%	-
Mark Reade	-	0.0%	-
Meir Dahan	45,000	0.1%	-
Mike Fritts	10,000	0.0%	-
L. Maurice Holloman	-	0.0%	-

Warrants to purchase common stock are each exercisable to one Common Share during the period starting June 24, 2015 and ending on June 24, 2020 at an exercise price per common share of US$0.3692. As there are no preferred shares currently outstanding, the major shareholders listed above do not have different voting rights.

The following table sets out all of the options in favor of the Corporation’s non-executive Directors as of March 31, 2015.

Options based awards
Name	Number of securities underlying unexercised option (#)	Option exercise price (CDN)	Option expiration date
H. David Graves	18,939	$2.01	22-May-2015
	23,948	$7.27	16-Feb-2017
	57,150	$7.18	03-Mar-2018
	67,500	$2.73	06-Mar-2018
	67,500	$3.33	15-Mar-2019
	15,000	$1.94	10-Mar-2020
Stephen Armstrong	45,000	$1.27	7-Nov-2019
	15,000	$1.94	10-Mar-2020
Carey Diamond	10,000	$5.60	16-Dec-2015
	60,000	$2.73	17-Nov-2017
	15,000	$3.33	15-Mar-2019
	15,000	$1.94	10-Mar-2020
William Fraser	10,000	$5.60	16-Dec-2015
	45,000	$2.73	17-Nov-2017
	15,000	$3.33	15-Mar-2019
	15,000	$1.94	10-Mar-2020
James Hickey	45,000	$2.42	20-June-2019
	15,000	$1.94	10-Mar-2020
Blaine Hobson	10,000	$5.60	16-Dec-2015
	35,000	$2.73	17-Nov-2017
	15,000	$3.33	15-Mar-2019
	15,000	$1.94	10-Mar-2020

The following table sets out all of the options that had been granted and are outstanding to any of the named executive officers as of March 31, 2015.

Option Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN)	Option expiration date
Jay D. Miller	600,000	$4.35	13-Sep-2018
	33,655	$3.33	15-Mar-2019
	250,000	$2.57	16-Aug-2019
	100,000	$1.39	20-Dec-2019
	25,000	$1.17	06-Mar-2021
Jeffery Bartels	10,000	$3.33	15-Mar-2019
	10,000	$2.75	07-May-2019
	7,890	$1.94	10-Mar-2020
	20,000	$0.47	29-Oct-2020
	26,301	$1.17	06-Mar-2021
Mark Reade	100,000	$5.52	10-Nov-2016
	7,184	$7.27	16-Feb-2017
	25,715	$7.18	03-Mar-2018
	28,800	$2.73	06-Mar-2018
	100,000	$3.80	13-Aug-2018
	33,715	$3.33	15-Mar-2019
	70,000	$1.39	20-Dec-2019
	39,152	$1.17	06-Mar-2021
Meir Dahan	57,038	$6.45	03-Mar-2016
	11,001	$7.27	16-Feb-2017
	90,000	$2.73	17-Nov-2017
	26,250	$7.18	03-Mar-2018
	29,400	$2.73	06-Mar-2018
	37,680	$3.33	15-Mar-2019
	80,000	$1.39	20-Dec-2019
	30,434	$1.17	06-Mar-2021
Mike Fritts	165,000	$3.33	15-Mar-2019
	70,000	$1.39	20-Dec-2019
	27,257	$1.17	06-Mar-2021
L. Maurice Holloman	165,000	$3.33	15-Mar-2019
	70,000	$1.39	20-Dec-2019
	24,658	$1.17	06-Mar-2021

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

For information on major shareholders see “Item 6. Directors, Senior Management and Employees – Share Ownership”.

Related Party Transactions

On December 24, 2014, we completed a private placement offering of 10,563,380 units at an offering price of $0.284 per unit. Each unit consisted of one common share and one and a quarter common share purchase warrants. Each whole warrant is exercisable into one common share during the period starting June 24, 2015 and ending on June 24, 2020 at an exercise price per common share of $0.3692. The offering was negotiated with third parties at arm’s length by a special independent committee of the Company’s Board of Directors. David Graves, Carey Diamond, Blaine Hobson, and William Fraser, each of whom are directors of the Company, participated in the offering individually or through their respective affiliates.

Until March 31, 2013, we leased air travel time from a corporation that is controlled by the Chairman of IMRIS Inc. The amount charged to travel expenses during the twelve-month period ended December 31, 2013 and 2012, with respect to transactions with this related party totaled $25 thousand and $396 thousand, respectively. On December 31, 2013, there was no receivable or payable balance owing to this corporation.

Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for a list of financial statements contained in this Annual Report.

Dividend Policy

We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of the board of directors to retain all earnings to finance our business plan. Our credit facility contains a covenant which requires written consent from one of our lenders before declaring or paying any dividend or other distribution on our common shares.

Legal Proceedings

We are from time to time involved in litigation incident to the conduct of our business. Although such litigation is normally routine and incidental, it is possible that future litigation can result in large monetary awards for compensatory or punitive damages. We believe that no litigation that is currently pending or threatened will have a material adverse effect on our financial condition.

Significant Changes

Except as otherwise described in this Annual Report, there has been no significant change in our financial position since December 31, 2014.

Item 9.	The Offer and Listing

Offer and Listing Details

The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “IMRS”. Our common shares began trading on NASDAQ on November 19, 2010.

The following table sets forth the high and low trading prices of our common shares on the TSX and NASDAQ for the five most recent fiscal years:

	High Trading Price		Low Trading Price
Year Ended December 31,	TSX (Cdn$)	NASDAQ (US$)	TSX (Cdn$)	NASDAQ (US$)
2014	3.20	2.90	0.22	0.18
2013	4.47	4.31	1.23	1.16
2012	4.68	4.75	2.30	2.26
2011	8.48	8.94	2.35	2.29
2010	7.19	7.08	3.51	3.36

The following table sets forth the high and low trading prices for our common shares on the TSX and NASDAQ for each fiscal quarter for our three most recent fiscal years and any subsequent period:

	High Trading Price		Low Trading Price
Quarter	TSX (Cdn$)	NASDAQ (US$)	TSX (Cdn$)	NASDAQ (US$)
2014
Fourth	1.08	0.92	0.22	0.18
Third	1.25	1.18	0.66	0.59
Second	1.80	1.64	0.86	0.79
First	3.20	2.90	1.65	1.50
	1	1	1	1
2013	1	1	1	1
Fourth	1.90	1.85	1.23	1.16
Third	3.52	3.40	1.63	1.60
Second	3.43	3.43	2.34	2.21
First	4.47	4.47	3.13	3.06
	1	1	1	1
2012	1	1	1	1
Fourth	4.68	4.75	2.88	2.88
Third	4.55	4.66	3.00	3.00
Second	3.95	3.99	2.92	2.92
First	3.70	3.75	2.26	2.26

The following table contains the high and low trading prices for our common shares on the TSX and NASDAQ for each of the most recent six months and subsequent period:

	High Trading Price		Low Trading Price
Month	TSX (Cdn$)	NASDAQ (US$)	TSX (Cdn$)	NASDAQ
2015
March (through March 30)	1.35	1.11	1.01	0.75
February	1.65	1.33	1.01	0.80
January	1.36	1.07	0.65	0.55
2014
December	1.08	0.92	0.22	0.17
November	0.39	0.36	0.23	0.21
October	0.70	0.62	0.35	0.31
September	0.99	0.88	0.66	0.59

Plan of Distribution

Not applicable.

Markets

The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “IMRS”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Item 10.	Additional Information

Share Capital

Not applicable.

Articles of Incorporation and By-Laws

General

IMRIS was incorporated under the Canada Business Corporations Act (which we refer to in this annual report on Form 20-F as the “CBCA”) on May 18, 2005. On May 20, 2005, we acquired all of the assets and assumed all of the liabilities of Innovative Magnetic Resonance Imaging Systems Inc. On November 18, 2005, we acquired control of Innovative and we amalgamated with Innovative on December 31, 2005. On October 26, 2007, our articles of amalgamation were amended to, among other things, create a class of preferred shares, unlimited in number and which may be issued from time to time in one or more series. Consequently, we are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares.

Our articles of incorporation do not contain any restrictions on the business we may carry on.

Directors

Our By-Law No. 3 (a by-law relating generally to the conduct of the business and affairs of IMRIS Inc.) provides for the indemnification of our directors and officers and our former directors and officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us, subject to certain limitations in By-Law No. 3 and the limitations in the CBCA.

Pursuant to applicable Canadian law, our directors, in exercising their powers and discharging their duties must act honestly and in good faith with a view to our best interests. They must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to the provisions of the CBCA, a director who is party to a material contract or transaction with us, or a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or who has a material interest in a party to a material contract or transaction with us must disclose to us the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the directors. Furthermore, a director who has a material interest in a matter before the board must refrain from voting on the matter unless the contract: is with one of our affiliates, relates to the director’s remuneration as our director or officer, or relates to our indemnity or insurance for our officers and directors.

Pursuant to the CBCA, at least 25% of our directors must be resident Canadians. The CBCA also requires that we have not less than three directors, at least two of whom are not our officers or employees. Our articles of incorporation provide that the minimum size of our board of directors be three and the maximum size of our board of directors be ten. Our articles of incorporation and our by-laws do not impose any other director qualification requirements other than as required under the CBCA.

Shareholder Rights

Each common share carries one vote on all matters to be voted on by our shareholders. Holders of common shares are entitled to receive dividends if, as and when declared by our board of directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon IMRIS’ liquidation, dissolution or winding up. Common shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding common shares are fully paid and non-assessable. There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

Under the CBCA, amendments to our articles of incorporation will generally require approval by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in person or by proxy in respect of that resolution at the annual or special meeting called for such purpose. If the amendment is of a nature affecting a particular class or series of our shares in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote. Under the CBCA, our directors may make, amend or repeal any by-law that regulates our business or affairs. Where our directors make, amend or repeal a by-law, they are required to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by shareholders who voted in respect of the resolution, confirm, reject or amend the by-law, amendment or repeal.

Under the CBCA, a corporation cannot repurchase its shares or pay or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share unless the stated capital has been adjusted in accordance with the CBCA.

Our board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event preferred shares are issued, the board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of IMRIS.

Annual and Special Meetings

Meetings of shareholders are held at such place, at such time, on such day and in such manner as our board of directors may, subject to the CBCA and any other applicable laws, determine from time to time. The only persons entitled to attend a meeting of shareholders are those persons entitled to notice thereof, those entitled to vote thereat, the directors, our auditors and any others who may be entitled or required under the CBCA to be present at the meeting. Under the CBCA, notice of the meeting is required to be given not less than 21 days and not more than 60 days prior to the meeting. Shareholders on the record date are entitled to attend and vote at the meeting. The quorum for the transaction of business at any meeting of shareholders is at least two persons present at the opening of the meeting who are entitled to vote either as shareholders or proxyholders.

Other

There is no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, there are disclosure requirements pursuant to applicable Canadian law.

There are no provisions in either our articles of incorporation or By-Law No. 3 that would have the effect of delaying, deferring or preventing a change in control of IMRIS and that would operate only with respect to a merger, acquisition or corporate restructuring involving IMRIS.

Under the CBCA, certain extraordinary corporate actions, such as amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations or dissolutions are also required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

There are no limitations in our articles of incorporation or By-Law No. 3 or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote our common shares, except for transactions involving or being deemed to involve an acquisition of control, which may require compliance with the Investment Canada Act.

MATERIAL CONTRACTS

For the two years immediately preceding the date of this annual report on Form 20-F, except for the material contracts summarized below and except for the subscription agreements that we entered and warrants that we issued in connection with the private placement that we completed on December 24, 2014, no material contracts have been entered into by us, other than in the ordinary course of business.

On September 16, 2013, we entered into the agreements listed below pursuant to which Deerfield and its affiliates agreed to provide us with $25.0 million in funding, which occurred the same day. The loan is repayable over five years, with equal payments of the principal amount due on the third, fourth and fifth anniversaries of the date of the disbursement, except if we achieve certain revenue targets as measured at each anniversary date, the principal payment due on the third anniversary can be deferred for up to two years and the payment due on the fourth anniversary can be deferred for one year. The outstanding principal amount of the loan at any time will accrue interest at a rate of 9% per annum. The facility agreement contains customary terms and conditions.

•	Facility Agreement dated September 16, 2013 among IMRIS, DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P., and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.;

•	Warrants dated September 16, 2013 issued by IMRIS to DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P., and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P. to purchase up to 6,100,000 of our common shares;

•	Registration Rights Agreement dated September 16, 2013 among IMRIS, DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P., and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.;

•	Guarantee and Security Agreement dated September 16, 2013 among IMRIS, NEUROARM SURGICAL LIMITED, DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P., and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.;

•	Guarantee and Security Agreement dated September 16, 2013 among IMRIS, IMRIS, INC., DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P., and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.; and

•	Security Agreement dated September 16, 2013 among IMRIS, DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P., and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.

EXCHANGE CONTROLS

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements.

TAXATION

Certain Material United States Federal Income Tax Considerations

This section describes the material United States federal income tax considerations of the acquisition, ownership and disposition of our common shares. This summary addresses only persons or entities that are “U.S. holders” (as defined below). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder arising from or relating to the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to such U.S. holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code (as defined below). Each U.S. holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

This section does not apply to you if you are a member of a class of holders subject to special rules, including, but not limited to:

•	U.S. holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	U.S. holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

•	U.S. holders that are dealers in securities or currencies or U.S. holders that are traders in securities that elect to apply a mark-to-market accounting method;

•	U.S. holders that have a “functional currency” other than the U.S. dollar;

•	U.S. holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	U.S. holders who use common shares as security for a loan;

•	U.S. holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	U.S. holders that hold common shares other than as capital assets within the meaning of Section 1221 of the Code;

•	U.S. expatriates or former long-term residents of the U.S.; and

•	U.S. holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary is not binding upon the Internal Revenue Service (the “IRS”) and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares, the United States federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding our common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in our common shares.

You are a U.S. holder if you are a beneficial owner of an Offered Share and you are:

•	an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of an Offered Share that is not a U.S. holder. The United States federal income tax consequences of the acquisition, ownership and disposition of our common shares can be very complex and, in certain cases, uncertain or potentially unfavorable to a U.S. holder. Accordingly, each prospective investor considering an acquisition of, or who acquires common shares pursuant to any offering is strongly urged to consult its own tax advisor with respect to the United States federal, state or local income and alternative minimum tax, United States federal estate or gift, or foreign tax consequences of such acquisition, ownership and disposition of common shares in light of its own particular facts and circumstances.

U.S. Holders

Taxation of Distributions

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, a distribution of cash, if any, paid on an Offered Share, including a constructive distribution, generally will be included in your gross income as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of our current or accumulated “earnings and profits” (as computed under United States federal income tax rules). We do not intend to calculate our earnings and profits under United States federal income tax rules. Accordingly, U.S. holders should expect that a distribution generally will be treated as a dividend for United States federal income tax purposes.

Subject to applicable limitations, dividends paid by us to non-corporate U.S. holders, including individuals, generally will be eligible for the preferential maximum 20% tax rate applicable to long-term capital gains for dividends (prior to taking into account the potential application of the additional 3.8% tax on certain passive income, as described below), provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the application of such rules.

You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the withheld amount. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent that a distribution paid on our common shares is in excess of our current and accumulated “earnings and profits” (as determined for U.S. federal income tax purposes), such distribution generally will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our common shares, with any excess treated as a gain from the sale or exchange of the Shares.

A U.S. holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions by us generally will be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s “foreign source” taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive category” or “general category” income for purposes of computing the foreign tax credit allowable to you. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder. The foreign tax credit rules are complex, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Taxation of Sale, Exchange or other Taxable Disposition

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your tax basis, determined in United States dollars, in your common shares. Any such gain or loss will be capital gain or loss if our common shares are held by you as capital assets. Any such gain or loss generally will be United States source income or loss for purposes of applying the United States foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. holder elects to treat such gain as “foreign source.” Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% (prior to taking into account the potential application of the additional 3.8% tax on certain passive income, as described below) where the U.S. holder has a holding period greater than one year. Deductions for capital losses are subject to limitations.

Additional Tax on Passive Income

Certain U.S. holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

PFIC Rules

If we are considered to be a PFIC, as that term is defined in Section 1297 of the Code, at any time during a U.S. holder’s holding period, the following sections will generally describe the United States federal income tax consequences to a U.S. holder in relation to the acquisition, ownership and disposition of common shares.

We generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of our gross income for such taxable year is passive income or (ii) on the basis of a quarterly average, 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. If a foreign corporation (such as IMRIS) owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests described above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. In addition, under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of the stock of our subsidiaries which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

We believe that our common shares should not be treated as interests in a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2014. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that we have never been and will not become a PFIC for any taxable year during which U.S. holders hold common shares.

In any given taxable year for which we are classified as a PFIC, during which a U.S. holder holds common shares, a U.S. holder would be subject to increased tax liability (possibly including a non-deductible interest charge) upon the sale or other disposition of our common shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. holder elects to be taxed currently, by making a Mark-to-Market or a Qualified Electing Fund (“QEF”) Election. An excess distribution generally would be any distribution to a U.S. holder with respect to common shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. holder with respect to our common shares during the three preceding taxable years or, if shorter, during such U.S. holder’s holding period for our common shares. In addition, certain special, generally adverse rules would apply to our common shares if we are a PFIC. For example, under certain proposed Treasury regulations, a “disposition” for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. In addition, if we are treated as a PFIC, dividends paid by us will not be eligible for taxation at the preferential tax rates described above under the heading “Taxation of Distributions”.

If a U.S. holder owns our common shares during any year in which we are a PFIC, such U.S. holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.

Under the PFIC rules:

•	the gain or excess distribution will be allocated rateably over your holding period for our common shares;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. A U.S. holder that is not a corporation must treat such interest as non-deductible personal interest.

If we were a PFIC, a U.S. holder might be able to make a Mark-to-Market Election with respect to our common shares to mitigate some of these adverse tax consequences. A U.S. holder that holds stock of a PFIC generally may make a Mark-to-Market Election with respect to its stock if the stock constitutes “marketable stock”. Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the Mark-to-Market Election. The common shares should constitute marketable stock with respect to which a Mark-to-Market Election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of our common shares at the end of the taxable year and the adjusted tax basis of our common shares (but loss could only be included to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). If a U.S. holder made the election, the U.S. holder’s tax basis in our common shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares would be treated as ordinary income. A U.S. holder should consult its own tax advisors regarding the availability and advisability of making a Mark-to-Market Election with respect to our common shares in its particular circumstances in the event that we are or become a PFIC. A Mark-to-Market Election would not be available for any Subsidiary PFIC.

The QEF Election, if available, generally would allow a U.S. holder to avoid the consequences of the PFIC rules but would require such holder to include its pro rata share of our ordinary income and net capital gain in income currently, whether or not distributed. However, we do not intend to provide U.S. holders with such information as may be required to make a QEF Election effective in the event it is a PFIC.

The PFIC rules are complex and in certain cases, uncertain. Each U.S. holder is strongly urged to consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the Mark-to-Market and/or QEF Elections.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. holders who acquire common shares through the offering and hold common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any Mark-to-Market Election or QEF Election. If the holder is a non-corporate U.S. holder, then payments to it made within the United States, or by a United States payor or United States middleman, of dividends on or proceeds arising from the sale or other taxable disposition of common shares, and/or proceeds arising from the sale or other taxable disposition of common shares, generally will be subject to information reporting and backup withholding (currently at the rate of 28%), where such U.S. holder fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be refunded (or credited against its United States federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the backup withholding tax.

Certain Material Canadian Federal Income Tax Considerations for Non-Residents of Canada

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to any offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (in effect on the date hereof), (1) is not, and is not deemed to be, resident in Canada; (2) does not use or hold, and is not deemed to use or hold, our common shares in a business carried on in Canada; (3) deals at arm’s length with us; (4) is not affiliated with us, the underwriters or a subsequent purchaser of our common shares; and (5) holds our common shares as capital property (a “Non-Resident Holder”). Generally, our common shares will be capital property to a Non-Resident Holder provided the Non-Resident Holder does not acquire or hold those common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary is based on the current provisions of the Tax Act, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers should consult their own tax advisors with respect to their particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on our common shares to a Non-Resident Holder by us will be subject to Canadian withholding tax at the rate of 25 percent of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident in the United States entitled to the full benefit of the Canada-U.S. Income Tax Convention (1980), the applicable rate of Canadian withholding tax is generally reduced to 15 percent.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a common share, unless our common share is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief from taxation under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided our common shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the TSX and NASDAQ) at the time of disposition, our common shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, both (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25 percent or more of our issued common shares or any other class or series of our shares; and (ii) more than 50 percent of the fair market value of our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and options in respect of, interests in, or civil law rights in, any such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, our common shares can still be deemed to be taxable Canadian property. Non-Resident Holders whose common shares constitute taxable Canadian property should consult with their own tax advisors.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We file reports, including the annual report on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the following location of the SEC, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various financial market risks as a result of: (i) our ordinary business activity, (ii) debt incurred to finance our business, (iii) our investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting us are as follows:

a) Exchange rate risk: Exchange rate risk arises primarily from our international presence, through our investments and businesses in countries that use currencies other than the U.S. dollar.

b) Interest rate risk: Interest rate risk arises primarily from changes in interest rates affecting the value of long-term liabilities at fixed interest rates.

c) Share price risk: Share price risk arises primarily from changes in the value of our equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from changes in the value of our treasury shares and from equity derivatives.

We are also exposed to liquidity risk if a mismatch arises between our financing needs (including operating and financial expense, investment and debt redemptions) and our sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of financing could also be affected by movements in credit spreads (over benchmark rates) demanded by lenders. Finally, we are exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate. We seek to actively manage these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices), where appropriate, with a view to stabilizing cash flows, our income statement and, to a lesser extent, part of the value of our investments. In this way, we attempt to protect our solvency, facilitate financial planning and take advantage of investment opportunities.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Principal Accounting Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Principal Accounting Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Principal Accounting Officer have concluded that, as of March 31, 2015, our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Principal Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Principal Accounting Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Principal Accounting Officer concluded that as of March 31, 2015, our internal control over financial reporting was effective.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal controls over financial reporting. As a non-accelerated filer, our report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only our report on internal controls over financial reporting in this annual report.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Stephen Armstrong, William Fraser and James Hickey, who serve on our audit committee, are independent as that term is defined in the listing standards promulgated by the NASDAQ, and are audit committee financial experts. For information on relevant experience see “Item 6. Directors, Senior Management and Employees”.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, within the meaning of this Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our Chief Executive Officer, Principal Accounting Officer, and Controller. Our code of ethics is available on our website at www.imris.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Principal Accounting Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Fees for audit services provided by Deloitte totaled approximately $354,000 and $284,000 in 2014 and 2013, respectively. Audit Fees consist of the aggregate fees billed by Deloitte for professional services rendered by it for the audit of our annual financial statements, review of quarterly financial statements or services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Fees for audit-related services provided by Deloitte totaled approximately $21,000 and $58,000 in 2014 and 2013, respectively. Audit Related Fees consist of the aggregate fees billed by Deloitte for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Services provided include review of complex accounting issues.

Tax Fees

Fees for tax services provided by Deloitte totaled approximately $114,000 and $425,000 in 2014 and 2013, respectively. Tax Fees consist of the aggregate fees billed by Deloitte for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services related to commodity taxes and review and filing of our annual income tax returns.

All Other Fees

All Other Fees consist of fees billed by Deloitte for products and services other than fees noted above. There have been no other fees billed by Deloitte in 2014 or 2013.

Prior to the engagement of our auditors, to perform any audit or non-audit services, the Audit and Governance Committee, either directly or pursuant to delegated authority, is required to pre-approve the provision of the services, pursuant to the adopted policy. In making its determinations regarding the approval of non-audit services, the Audit and Governance Committee considers whether approval of the proposed service would comply with the Audit and Governance Committee’s approval policy, as well as whether the provision of such non-audit services would impact the independence of the Company’s auditors. All audit and non-audit fees provided to us by Deloitte LLP (Canada) and Deloitte & Touche LLP (US) (“Deloitte”) have been pre-approved pursuant to the Audit and Governance Committee’s pre-approval policies and procedures.

Item 16D.	Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements required by this item are found at the end of this Annual Report beginning on page F-1.

Item 19.	Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

Exhibit
Number	Description of Document

1.1	Articles of Incorporation

1.2	Bylaws

4.1	Facility Agreement dated as of September 16, 2013between IMRIS Inc. and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations International Master Fund, L.P. (incorporated by reference to Exhibit 99.2 to the Form 6-K of IMRIS Inc., furnished on September 19, 2013 (File No. 1-34975)).

4.2	Registration Rights Agreement, dated as of September 16, 2013, between IMRIS Inc. and Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations International Master Fund, L.P. (incorporated by reference to Exhibit 99.3 to the Form 6-K of IMRIS Inc., furnished on September 19, 2013 (File No. 1-34975)).

4.3	Guaranty and Security Agreement, dated as of September 16, 2013 (Canada), between Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations International Master Fund, L.P. (incorporated by reference to Exhibit 99.4 to the Form 6-K of IMRIS Inc., furnished on September 19, 2013 (File No. 1-34975)).

4.4	Guaranty and Security Agreement, dated as of September 16, 2013 (United States), between Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations International Master Fund, L.P. (incorporated by reference to Exhibit 99.5 to the Form 6-K of IMRIS Inc., furnished on September 19, 2013 (File No. 1-34975)).

4.5	Security Agreement, dated as of September 16, 2013, between Deerfield Private Design Fund II, L.P., Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations International Master Fund, L.P. (incorporated by reference to Exhibit 99.6 to the Form 6-K of IMRIS Inc., furnished on September 19, 2013 (File No. 1-34975)).

4.6	Form of Warrant (incorporated by reference Exhibit 99.2 to the Form 6-K of IMRIS Inc., furnished on September 19, 2013 (File No. 1-34975)).

8.1	List of Subsidiaries of IMRIS Inc.

12.1	Certification of the Principal Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Principal Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP

15.2	Consent of Independent Registered Public Accounting Firm Deloitte LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

IMRIS INC.

Dated: March 31, 2015	/s/ Jay D. Miller
Jay D. Miller
President, Chief Executive Officer and Director

Index to Financial Statements

The following financial statements are filed as part of this annual report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IMRIS Inc.:

We have audited the accompanying consolidated balance sheets of IMRIS Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of IMRIS Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

March 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IMRIS Inc.:

We have audited the internal control over financial reporting of IMRIS Inc. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 and our report dated March 31, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

March 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IMRIS Inc.:

We have audited the accompanying consolidated financial statements of IMRIS Inc. and subsidiaries (the "Company") which are comprised of the related consolidated statement of comprehensive loss, shareholders' equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

Winnipeg, Canada

March 5, 2013

IMRIS INC.

Consolidated Balance Sheets

As of December 31

Expressed in U.S. $000’s except share and per share data

 and except as otherwise indicated

	2014	2013

Assets
Current assets
Cash	$5,002	$6,382
Restricted cash (note 4)	371	7,500
Accounts receivable (note 5)	8,564	13,979
Unbilled receivables	8,347	12,080
Inventory (note 6)	9,130	10,005
Prepaid expenses and other	3,345	3,067
	34,759	53,013

Property, plant and equipment, net (note 7)	14,311	14,038
Intangible assets, net (note 8)	7,904	8,999
Goodwill (note 8)	6,498	6,498
Other assets (note 9)	2,012	3,013
Total assets	$65,484	$85,561

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 10)	$12,995	$18,335
Deferred revenue	16,272	9,500
Current portion of long term debt (note 18)	2,456	-
	31,723	27,835

Long term debt, net of discount (note 18)	21,026	21,204
Other liabilities	945	1,501
	21,971	22,705

Total liabilities	53,694	50,540

Commitments and contingencies (note 19)

Shareholders' equity
Share capital (note 20)
Common Shares, unlimited number of voting common
shares authorized; 62,594,346 and 52,030,966 issued
and outstanding at December 31, 2014 and
December 31, 2013, respectively	168,854	166,959
Additional paid-in capital	15,367	11,337
Deficit	(174,127)	(143,740)
Accumulated other comprehensive income	1,696	465
	11,790	35,021

Total liabilities and shareholders' equity	$65,484	$85,561

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31

Expressed in U.S. $000’s except share and per share data

 and except as otherwise indicated

	2014	2013	2012

Revenue
Systems	$17,591	$36,459	$47,285
Services	11,300	9,583	5,107
Total Revenue	28,891	46,042	52,392
Cost of sales and services	18,959	30,369	34,594
Gross profit (exclusive of depreciation and
amortization shown below)	9,932	15,673	17,798

Operating expenses
Administrative	7,130	12,326	8,224
Sales and marketing	7,129	9,986	9,833
Customer support and operations	9,213	11,357	8,612
Research and development	6,764	17,823	14,556
Depreciation and amortization	2,836	3,486	4,097
Total operating expenses	33,072	54,978	45,322

Operating loss	(23,140)	(39,305)	(27,524)

Other income (expense)
Gain (loss) on asset disposals	(196)	(120)	19
Foreign exchange	(2,232)	(1,208)	(125)
Interest and other	(4,577)	(1,223)	(40)
Total other income (expense)	(7,005)	(2,551)	(146)

Net loss before taxes	(30,145)	(41,856)	(27,670)

Income tax expense (note 13)	242	144	86
Net loss	$(30,387)	$(42,000)	$(27,756)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,231	818	(195)

Other comprehensive income (loss)	$1,231	$818	$(195)

Comprehensive loss for the year	$(29,156)	$(41,182)	$(27,951)

Weighted average number of common shares outstanding	52,233,551	50,714,678	45,777,587

Basic and diluted loss per share (note 20)	$(0.58)	$(0.83)	$(0.61)

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS INC.

Consolidated Statements of Shareholders' Equity

Expressed in U.S. $000’s except share and per share data

 and except as otherwise indicated

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balances at January 1, 2012	44,975,109	$144,410	$4,291	$(73,984)	$(158)	$74,559

Comprehensive loss for the year	-	-	-	(27,756)	(195)	(27,951)

Issuance of stock on exercise of employee stock options	1,086,102	3,409	-	-	-	3,409

Stock based compensation expense for the year	-	-	1,559	-	-	1,559

Amount credited to share capital related to options issued	-	-	(989)	-	-	(989)

Balances at December 31, 2012	46,061,211	147,819	4,861	(101,740)	(353)	50,587

Comprehensive income (loss) for the year	-	-	-	(42,000)	818	(41,182)

Issuance of stock on exercise of employee stock options	219,755	694	-	-	-	694

Stock based compensation expense for the year	-	-	1,885	-	-	1,885

Amount credited to share capital related to shares and options issued	5,750,000	18,446	(209)	-	-	18,237

Issuance of warrants to purchase common stock	-	-	4,800	-	-	4,800

Balances at December 31, 2013	52,030,966	166,959	11,337	(143,740)	465	35,021

Comprehensive income (loss) for the year	-	-	-	(30,387)	1,231	(29,156)

Stock based compensation expense for the year	-	-	1,524	-	-	1,524

Amount credited to share capital related to shares and warrants issued	10,563,380	1,895	1,105	-	-	3,000

Warrant repricing fair value adjustment	-	-	1,401	-	-	1,401

Balances at December 31, 2014	62,594,346	$168,854	$15,367	$(174,127)	$1,696	$11,790

The accompanying notes are an integral part of these consolidated financial statements.

IMRIS INC.

Consolidated Statements of Cash Flows

For the years ended December 31

Expressed in U.S. $000’s except share and per share data

 and except as otherwise indicated

	2014	2013	2012

OPERATING ACTIVITIES
Net loss for the year	$(30,387)	$(42,000)	$(27,756)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	2,836	3,486	4,097
Stock based compensation	1,524	1,885	1,559
(Gain) loss on asset disposals	196	120	(19)
Advance payment	544	314	(1,218)
Amortization of debt discount and debt issuance costs	1,884	475	-
Other	(512)	2,501	2,144
Changes in operating assets and liabilities:
Accounts receivable	5,415	(2,849)	2,838
Unbilled receivables	3,733	(1,113)	(3,898)
Inventory	875	(3,985)	(852)
Prepaid expenses and other	(317)	3,484	(4,200)
Accounts payable and accrued liabilities	(3,473)	(2,217)	8,632
Deferred revenue	6,772	(682)	3,035
Net cash used in operating activities	(10,910)	(40,581)	(15,638)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	3,000	18,931	2,420
Proceeds from long-term debt	500	25,000	-
Payment of debt issuance costs	-	(1,872)	-
Net cash provided by financing activities	3,500	42,059	2,420

INVESTING ACTIVITIES
Restricted cash	7,129	(5,580)	(1,920)
Proceeds from sale of assets	7	-	541
Acquisition of property, plant and equipment	(2,510)	(9,179)	(4,576)
Acquisition of intangible assets	(140)	(227)	(447)
Acquisition of other assets	-	-	(1,877)
Net cash provided by (used in) investing activities	4,486	(14,986)	(8,279)

Foreign currency translation adjustment on cash	1,544	830	132

Decrease in cash	(1,380)	(12,678)	(21,365)

Cash, beginning of year	6,382	19,060	40,425

Cash, end of year	$5,002	$6,382	$19,060

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$772	$16	$3
Income taxes	4	359	179

Noncash items during the year:
Payment-in-kind ("PIK") interest	$1,791	$665	$-
Warrant repricing fair value adjustment	1,401	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS”, “the Company”, “we”, “us” or “our”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Management believes the primary market for the current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company was incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

Liquidity

The Company recorded a net loss of $30.4 million in 2014 and had cash of $5.0 million as of December 31, 2014. Cash and restricted cash as of December 31, 2014 decreased $8.5 million from December 31, 2013 due to cash used in operations of $10.9 million for the year ended December 31, 2014 primarily related to an overall net loss for the period partially offset by changes in working capital. The Company has not yet achieved profitability and anticipates that it may continue to incur net losses in the foreseeable future. Since inception, the Company has funded its losses through the issuance of equity securities and secondarily through the issuance of debt.

Our ability to fund our operations beyond the next 12 months is dependent on our ability to meet our planned business operations, effectively manage our working capital needs and generate positive cash flows from deposits on new order bookings.  Many aspects of the Company’s business plans involve management’s judgment and estimates that include factors that could be beyond the Company’s control and actual results could differ. Our cash balances can fluctuate based on the timing of the receipt of cash deposits and payments from customers. These and other factors could cause the Company’s business plans to be unsuccessful which could have a material effect on the Company’s operating results, financial condition and liquidity.

The Company’s current and anticipated cash resources may be insufficient to support currently forecasted operations. Therefore, in order to execute its business plans, the Company may need to obtain additional debt or equity financing. We believe that if our cash balances are not sufficient to meet our liquidity needs, we will be able to raise additional capital. While there is no guarantee that we can raise additional capital, we have a history of being able to successfully fund the business through the capital markets in the form of equity or debt financing.  If we are not able to raise additional capital, we may need to eliminate or suspend research, development and corporate projects and/or consider other alternatives.

The Company is currently exploring a number of financing alternatives including (i) raising additional equity financing (the “Equity Financing”), (ii) completing a rights offering to its common shareholders (the “Rights Offering”), (iii) effectively managing working capital, (iv) improving cash flows from operations and (v) other strategic alternatives.

On March 31, 2015, the Company negotiated an amended Facility Agreement with Deerfield. The Amended Facility Agreement includes a Revolving Loan of up to (a) $0.6 million which shall be available immediately and, (b) if requested by the Company, an amount equal to 50 percent of any additional cash received from the Equity Financing and Rights Offering, provided that the sum of (a) and (b) shall not exceed $3.0 million. The Revolving Loan bears an interest rate of 15 percent and matures March 31, 2016. Additionally, interest payments due in April 2015 and July 2015 pursuant to the Company’s Facility Agreement described in Note 18 herein are due instead in cash on October 15, 2015. Our Facility Agreement contains covenants including a covenant that the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end (the “minimum cash balance requirement covenant”). This minimum cash balance requirement covenant was previously waived for March 31, 2015 and June 30, 2015 has also been waived for September 30, 2015 and December 31, 2015.

In the event that the Equity Financing does not raise a sufficient amount capital, the Company will elect to undertake the Rights Offering. To this end, the Company has entered into an agreement dated March 31, 2015 with Centara Corporation, a company controlled by H. David Graves, Chairman of the Board of the Company, pursuant to which Centara Corporation has agreed (i) to take its pro rata portion of any rights offering of the Company and (ii) to subscribe for and exercise any unexercised rights of other shareholders under the rights offering up to a total amount, together with its pro rata portion, of approximately $3 million. Any rights offering would be subject to applicable regulatory and stock exchange approval.

Giving consideration to the above, the Company believes cash resources will be sufficient to support operations into the foreseeable future.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

On October 10, 2014 we filed a $30 million shelf registration statement on Form F-3 with the SEC. On October 29, 2014 the shelf registration statement was declared effective by the SEC.  The specifics of any potential future offering, along with the prices and terms of any such securities offered by the Company will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed in connection with such offering.  The shelf registration statement replaced our previously existing shelf registration statement filed on Form F-10, which expired in November 2014.

Our common stock has been and is likely to continue to be volatile, and an investment in our common stock could decline in value. On August 25, 2014, we received a letter from the NASDAQ stating that for the previous 30 consecutive business days the bid price of the Company's common stock closed below the minimum $1.00 per share required for continued listing under NASDAQ Listing Rule 5450(a)(1). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company had a period of 180 calendar days, or until February 23, 2015, to regain compliance with the minimum bid requirement. On February 13, 2015, the Company received a letter from NASDAQ stating that since the closing bid price of the Company’s common stock had been greater than $1.00 for the last 10 consecutive business days, from January 30 to February 12, they determined that IMRIS was in compliance with Listing Rule 5450(a)(1) and that this matter was then closed.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies of the Company include the following:

a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: IMRIS, Inc. (United States), IMRIS (Europe) SPRL (Belgium), IMRIS India Private Limited (India), IMRIS KK (Japan), NeuroArm Surgical Limited (Canada), IMRIS Germany GmbH (Germany), IMRIS Medical Technology Service Beijing Co., Ltd. (China) and IMRIS Singapore Pte Ltd. All intercompany transactions and balances are eliminated on consolidation.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

b)	Basis of presentation

The consolidated financial statements are prepared by the Company in United States Dollars (USD), unless where otherwise stated, and in accordance with U.S. GAAP.

c)	Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting year. Areas where management used subjective judgment include, but are not limited to, the completion percentage applied to program installations, the recognition and measurement of current and deferred income tax assets and liabilities, estimated useful lives of intangible and capital assets, investment tax credits receivable, stock-based compensation costs, collectability and the timing of the collections of accounts receivable, assessment of inventory obsolescence and the valuation and recognition of goodwill and impairment assessments. Actual results could differ significantly from those estimates. Changes in estimates are recorded in the accounting period in which these changes are determined.

d)	Revenue recognition

The Company generates revenues from three principal activities: program sales, sales of ancillary products and services and extended maintenance services.

Revenues for program sales are recognized on a percentage of completion basis as VISIUS Surgical theatres are installed. Sales are recorded using the cost-to-cost method to measure the progress towards completion. Under the cost-to-cost method of accounting, the Company recognizes sales and estimated profit as costs are incurred based on the proportion that the incurred costs bear to total estimated costs. The cost estimation process is based on the professional knowledge and experience of the Company’s engineers and project managers. Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized. Pre-contract costs are expensed unless their costs can be directly associated with a specific anticipated contract and recoverability from that contract is reasonably assured. When adjustments in estimated contract revenues or estimated costs at completion are required, changes from prior estimates are recognized in the current period for the inception to date effect of such changes.

When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on contract is recorded in the period in which the loss is determined.

Funds received from customers in advance of meeting the criteria for revenue recognition are recorded as deferred revenue until such time as the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is reasonably assured.

Revenues from ancillary products and services are recognized where there is persuasive evidence of an arrangement and upon delivery or as the services are rendered, respectively. Revenues from extended maintenance service agreements are recognized ratably over the life of the service agreement. Revenues from both ancillary products and services and extended maintenance service agreements are based on pre-determined or determinable sales prices and are only recognized when the collection of the receivable is reasonably assured. Excise taxes are presented on a gross basis and are expensed as incurred.

d)	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and consist of bank deposits and guaranteed investment certificates. Cash and cash equivalents are carried at fair market value. For cash equivalents, fair value approximates cost because these instruments are subject to an insignificant risk of a change in value. The Company did not hold any cash equivalents at December 31, 2014 or December 31, 2013.

e)	Accounts receivable and allowance for doubtful accounts

The accounts receivable balance reflects all amounts invoiced and is presented net of any allowance for doubtful accounts. The Company evaluates the collectability of its accounts receivable on a periodic basis by monitoring the financial condition of its customers, reviewing historical trends and assessing economic circumstances. When collectability becomes uncertain, the Company estimates an allowance for doubtful accounts. Due to the high level of creditworthiness of its client base, the Company has not recognized any allowance for doubtful accounts.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

f)	Inventory

Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis which is defined as the cost of materials plus an allocation of production labor and overhead. Cost of materials is based on the invoiced value of goods. Market is defined as replacement cost as per the definition in Accounting Standards Codification (“ASC”) 330-10. The Company determines an inventory allowance based on an estimate of obsolete inventories.

g)	Property, plant and equipment

The Company records all property, plant and equipment acquisitions at their original cost. Once the asset is available for use, recorded amounts are amortized and depreciated over their estimated useful life using the straight-line method at the following rates:

Computer equipment	3 years
Office furnishings and equipment	5 years
Assembly & test equipment	2-5 years
Demonstration suite & tradeshow equipment	3-5 years
Leasehold improvements	Lesser of their useful life or the term of lease

h)	Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable net tangible assets and intangible assets purchased at the date of acquisition. Goodwill is not amortized, but rather it is tested for impairment annually or more frequently if an event occurs or circumstances change that indicates that goodwill might be impaired. The Company annually tests for goodwill impairment at November 30. Impairment testing for goodwill is done at the reporting unit level, with all goodwill assigned to a reporting unit. IMRIS has one reporting unit.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of its reporting units against their carrying amount, including the goodwill. If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill against the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss.

The Company used quoted market prices in active markets to determine estimated fair value.

Patents

Patents are accounted for at cost. Amortization is based on the estimated useful life, which is generally the life of the patent, using the straight-line method. The average remaining life of the patents at the time of acquisition in May 2005 was 11 years. The patents acquired in the NeuroArm Surgical Limited acquisition in February 2010 are amortized over the estimated useful lives, which range between 13-18 years.

Computer software

Computer software is accounted for at cost. Amortization is based on the estimated useful life, which is generally three years, using the straight-line method.

i)	Impairment of long lived and intangible assets

Management evaluates the carrying value of its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the assets’ carrying value and the net discounted estimated future cash flows.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

j)	Collaborative arrangements

Revenue resulting from collaborative arrangements is recognized in accordance with the Company’s current revenue recognition policy. The Company accounts for the equipment value that is over and above the cash received from its third party collaborative partner as an advance payment in accordance with ASC 730-20. The current portion of the advance payment is included in prepaid assets, the long-term portion is included in other assets. Once installation is complete the advance payment is amortized over the term of the agreement. Management tests the collaborative arrangements for impairment on a regular basis.

k)	Research and development

Research and development costs are expensed as incurred. Costs related to the development of software are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to the customer. Software development costs are capitalized and amortized over the useful life of the technology.

l)	Investment tax credits

The Company is entitled to non-refundable investment tax credits from both the federal and provincial governments in Canada and to refundable investment tax credits from the Province of Manitoba. Investment tax credits are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Investment tax credits are recognized when realization of the tax credits is more likely than not.

Non-refundable investment tax credits are included in the determination of the Company’s deferred tax assets. The Company recognizes a corresponding valuation allowance against any deferred asset balance resulting in no impact to the consolidated financial statements. Non-refundable investment tax credits are recognized either as an item on the Consolidated Statement of Comprehensive Loss in the Company’s income tax provision or as a reduction in capital assets depending on where the original costs, which gave rise to the tax credits, are recorded.

Refundable investment tax credits are included in accounts receivable until they are received. Refundable investment tax credits are recognized either as an item on the Consolidated Statement of Comprehensive Loss in the Company’s research and development expense or as a reduction in capital assets depending on where the original costs, which gave rise to the tax credits, are recorded.

m)	Stock based compensation

Stock based compensation awards are measured at fair value at the date of grant and expensed over their vesting or service periods. The fair value of each option is determined using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s common stock. The risk-free rate for the contractual life of the option is based on the U.S. Treasury yield curve rates in effect at the time of grant. The Company uses historical data to estimate option exercise and employee termination activity within the valuation model. The expected term of stock options granted is based on historical data and represents the period of time that stock options granted are expected to be outstanding. The dividend yield, if applicable, is based on the latest dividend payments made or announced by the date of grant. Forfeitures are estimated based on historical experience and current demographics. See note 11 herein for further information regarding stock based compensation.

n)	Income taxes

We record income taxes using the asset and liability approach. Under this method, deferred taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the enacted income tax rates for the years in which the differences are expected to be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that the deferred tax assets will be realized.

The Company’s policy is to recognize interest related to income taxes in interest expense and interest income, and recognize penalties in administrative expenses.

o)	Foreign currency translation

All monetary assets and liabilities denominated in currencies other than each subsidiary’s functional currency are translated at the applicable period end reporting date exchange rates. Non-monetary assets are translated at the exchange rates prevailing when the asset was acquired. Revenue and expenses are translated at average exchange rates for the period. Exchange gains or losses on translation of foreign currencies transactions are included in the Consolidated Statements of Comprehensive Loss.

Translation adjustments occurring as a result of the consolidation of subsidiaries whose functional currency is not USD are recorded as a separate component of accumulated other comprehensive income (loss).

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

3.	RECENTLY ADOPTED OR ISSUED ACCOUNTING PRONOUNCEMENTS

On August 27, 2014, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance (ASU 2014-15), Presentation of Financial Statements—Going Concern. The guidance requires Management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year of the date the financial statements are issued and to provide related disclosures, if required. The new standard is effective for us for the year ended December 31, 2016 and for subsequent interim periods. The adoption of the standard is not expected to have a material effect on our consolidated financial statements and related disclosures.

On May 28, 2014, FASB issued authoritative guidance (ASU 2014-09), Revenue from Contracts with Customers, a standard convergence project with the International Accounting Standards Board (“IASB”). The guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect the guidance will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

4.	RESTRICTED CASH

As of December 31, 2014, restricted cash consisted of a short-term deposit of $371 that has been pledged as security to our bank for a bank guarantee required for a project in process. As of December 31, 2013, restricted cash consisted of cash and equivalents minimum cash balance of $7,500 related to our long term debt covenant compliance (see note 18. Long Term Debt, net of discount).

5.	ACCOUNTS RECEIVABLE

	December 31, 2014	December 31, 2013

Accounts receivable, trade	$8,539	$13,373
Commodity taxes receivable	25	246
Refundable investment tax credit receivable	-	360
	$8,564	$13,979

For the years ended December 31, 2014, 2013 and 2012, due to the high level of creditworthiness of its client base, we have not recognized any allowance for doubtful accounts. For the years ended December 31, 2014, 2013 and 2012, we recorded bad debt expense of $13, $0, and $142.

For the year ended December 31, 2014, we acquired inventory at cost in exchange for an accounts receivable of $867. This inventory was reallocated to a different customer. No gains or losses were recognized on the transfer.

6.	INVENTORY

	December 31, 2014	December 31, 2013

Materials	$7,545	$8,655
Customer support inventory	588	742
Work in progress	997	608
	$9,130	$10,005

During the years ended December 31, 2014, 2013 and 2012, we wrote down $109, $232 and $290 of inventory and recorded an inventory provision for slow moving and obsolete inventory of $59, $318 and $145.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2014			December 31, 2013
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

Computer equipment	$1,430	$1,112	$318	$2,061	$1,521	$540

Office furnishings & equipment	1,030	804	226	1,019	717	302

Assembly & test equipment	11,849	8,921	2,928	9,751	7,833	1,918

Demonstration suite & tradeshow equipment	1,030	816	214	1,757	1,655	102

Leasehold improvements	1,571	150	1,421	835	658	177

Asset under construction	9,204	-	9,204	10,999	-	10,999
	$26,114	$11,803	$14,311	$26,422	$12,384	$14,038

During the years ended December 31, 2014, 2013 and 2012 depreciation of $1,601, $2,257 and $2,864 relating to the property, plant and equipment was charged to operations. As of December 31, 2014, there were no events or changes in circumstances, which would indicate an impairment of property, plant and equipment.

Assets under construction are primarily related to the development of the Company’s SYMBIS image guided robot.  The assets will be put into service when the final stages of product development are complete.

In September 2014, we completed construction of the Minnetonka R&D lab which has an estimated life longer than the remaining Minnetonka lease term. We are contractually required to dismantle the lab at the end of our lease. In accordance with FASB ASC 410-20, Asset Retirement Obligations, we recognized the fair value of a liability for an asset retirement obligation in the amount of $100. We capitalized that cost as part of the carrying amount of the research and development lab, which is depreciated on a straight-line basis over 8.5 years.

8.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets, net

	December 31, 2014			December 31, 2013
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Patents	$11,431	$3,862	$7,569	$11,431	$3,119	$8,312
Software	1,298	963	335	1,496	1,053	443
License	731	731	-	731	487	244
	$13,460	$5,556	$7,904	$13,658	$4,659	$8,999

During the years ended December 31, 2014, 2013 and 2012 amortization of $1,235, $1,231 and $1,233 relating to the patents and software was charged to operations.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

Based on the intangibles in service as of December 31, 2014, the estimated amortization expense for each of the next five years is as follows:

2015	$967
2016	794
2017	725
2018	698
2019	698
Thereafter	4,022

Goodwill

As of December 31, 2014 and 2013 the Company had goodwill of $6,498 related to the purchase of the assets of a predecessor company. We completed our annual goodwill impairment test in the fourth quarter of 2014 and determined that no impairment existed. In addition, we had no impairments of goodwill in prior years.

9.	OTHER ASSETS

	December 31, 2014	December 31, 2013

Collaborative arrangements (note 15)	$955	$1,497
Debt issuance costs	796	1,253
Other	261	263
	$2,012	$3,013

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2013

Trade accounts payable	$6,810	$8,344
Accruals	4,027	7,669
Payroll related accruals	1,376	2,221
Income tax payable	377	10
Commodity tax payable	214	19
Warranty	191	72
	$12,995	$18,335

We record a liability for future warranty costs to repair or replace our products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. We regularly evaluate the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual:

Balance as of December 31, 2011	$591
Accruals	412
Utilization	(665)
Balance as of December 31, 2012	$338
Accruals	192
Utilization	(458)
Balance as of December 31, 2013	$72
Accruals	478
Utilization	(359)
Balance as of December 31, 2014	$191

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

11.	STOCK BASED COMPENSATION

On May 20, 2005, the Board of Directors approved a stock option plan (the “Plan”) for the employees, directors, officers and consultants of the Company and any of its subsidiaries, which govern all options granted under the Plan. At the 2013 Annual Meeting on May 2, 2013, the shareholders reaffirmed the plan. Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. The exercise price of the options granted is established by the Board of Directors based on the fair market value of the common shares, as of the date of the grant. The maximum number of common shares, which may be issued pursuant to options granted under the Plan, is equal to 15% of the common shares of the Company outstanding at any time.

Options granted under the Plan generally vest over a four-year period and may be exercised in whole or in part as to any vested options prior to the expiry time as follows: 25% on or after the first anniversary of the grant date, increasing 6.25% per quarter thereafter until fully vested after four years. Options generally expire six years after the date of the grant. The vesting of options granted under the plan ceases upon the death or the termination of employment of the participant or the participant ceases to be a director. The participant thereafter has 90 days to exercise any vested and unexpired options, after which any unexercised options shall lapse. The Board of Directors, at their discretion, may accelerate the vesting period of individual grants as deemed appropriate.

The Board of Directors may accelerate the vesting of all unvested options, in the event of certain change of control transactions, including without limitation a takeover bid, merger or other structured acquisition. The Board may further force the exercise of any and all vested options, and/or may cancel or replace any unvested options in any manner the Board deems reasonable, in its unfettered discretion. The Company can satisfy its obligation from the exercise of options by either issuing shares or repurchasing shares on the market. To date the Company has chosen to issue shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

The outstanding options and the activity relating to these options are as follows:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value (CDN$)

Balance as of December 31, 2011	4,162,061	$4.23
Granted	1,390,225	3.60
Exercised	(1,086,102)	2.24
Forfeited	(151,019)	4.38
Expired	(3,000)	1.71
Balance as of December 31, 2012	4,312,165	$4.52
Granted	2,148,146	2.53
Exercised	(219,755)	2.26
Forfeited	(721,327)	4.19
Expired	(662,247)	5.52
Balance as of December 31, 2013	4,856,982	$3.66
Granted	349,015	1.54
Exercised	-	-
Forfeited	(1,209,054)	3.82
Expired	(218,746)	4.51
Balance as of December 31, 2014	3,778,197	$3.36
Exercisable as of December 31, 2014	1,901,011	$4.04	3.3	$-
Vested and expected to vest as of December 31, 2014	3,402,599	$3.46	3.8	$27

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on December 31, 2014 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2014. The total intrinsic value of the stock options exercised during years ended December 31, 2014, 2013 and 2012 calculated using the average market price during the respective year was $0, $133 and $707.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

The following table summarizes options outstanding and exercisable at December 31, 2014:

Year granted	Number of options outstanding	Exercise price range (CDN$)	Weighted average exercise price (CDN$)	Number of options exercisable	Weighted average exercise price (CDN$)

2009	89,251	2.01 to 5.60	4.49	89,251	4.49
2010	210,435	5.52 to 6.45	5.97	210,435	5.97
2011	371,085	2.73 to 7.65	4.08	293,561	4.29
2012	1,146,610	2.73 to 7.18	4.21	728,613	4.34
2013	1,622,528	1.27 to 3.33	2.58	579,151	2.75
2014	338,288	0.47 to 1.94	1.53	-	-
	3,778,197	$0.47 to $7.65	$3.36	1,901,011	$4.04

The following assumptions were used in the calculation of the fair value of options granted during the year using the Black-Scholes option-pricing model:

	2014	2013	2012

Number of options granted during the year	349,015	2,148,146	1,390,225
Weighted average grant date fair value of stock options granted during the year (CDN$)	$0.82	$1.21	$1.92
Risk-free interest rate	1.59%	1.45%	1.35%
Dividend yield	0%	0%	0%
Expected life of the options	4.9 years	4.25 years	4.25 years
Expected volatility of the underlying stock	62.13%	58.81%	68.29%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future years.

The estimated grant date fair value of the options is expensed on a straight-line basis over the option’s vesting period. The table below summarizes the effect of recording share based compensation expense for the year:

	2014	2013	2012

Administrative	$723	$939	$693
Sales and marketing	387	499	449
Customer support and operations	231	223	152
Research and development	183	224	265
Net decrease in earnings	$1,524	$1,885	$1,559

The following table presents information on unvested stock options:

	Number of options	Weighted average grant date fair value (CDN$)

Balance as of January 1, 2012	1,603,300	$2.59
Granted during the year	1,390,225	1.92
Vested during the year	(583,388)	2.76
Forfeited during the year	(95,671)	1.98
Balance as of December 31, 2012	2,314,466	$2.17

Granted during the year	2,148,146	1.21
Vested during the year	(845,438)	2.26
Forfeited during the year	(458,821)	1.89
Balance as of December 31, 2013	3,158,353	$1.53

Granted during the year	349,015	0.82
Vested during the year	(1,128,345)	1.76
Forfeited during the year	(501,837)	1.20
Balance as of December 31, 2014	1,877,186	$1.35

As of December 31, 2014 there was $1,651 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.1 years. The total fair value of stock options vested during the years ended December 31, 2014, 2013 and 2012 was $1,786, $1,841 and $1,614.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

12.	DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all its employees. Contributions to this Plan are expensed as incurred. The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums). These employer contributions vest immediately with the employee contribution. The expense for the defined contribution plan during the years ended December 31, 2014, 2013 and 2012 totaled $328, $294 and $271.

13.	INCOME TAX EXPENSE

a)	Income tax expense

The components of the Company’s net loss from operations before income taxes, by taxing jurisdiction, were as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012

Canada	$(17,998)	$(40,970)	$(28,501)
United States	(12,994)	(1,092)	361
Other	847	206	470
	$(30,145)	$(41,856)	$(27,670)

Income tax expense differs from the amount that would be computed by applying the statutory income tax rates to loss before income taxes. An annual reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012

Statutory federal and provincial tax rate	27.0%	27.0%	27.0%
Expected tax recovery at statutory rate	$(8,140)	$(11,301)	$(7,490)
Foreign income taxed at higher rates	(892)	(68)	25
Permanent differences and other	529	339	243
Uncertain tax position	33	-	-
Research and development tax credits	2,419	(1,569)	-
Deferred Revenue	1,825	-	-
Deferred True-up	4,225	-	-
Gain on Sale of Assets	2,703	-	-
Valuation allowances	(2,460)	12,743	7,308
Income tax expense	$242	$144	$86

b)	Deferred taxes

The Company has not recorded any deferred tax assets because a valuation allowance has been provided against the full amount of the deferred tax assets. The balances of deferred taxes as of December 31, 2014 and December 31, 2013 represent the future benefit of unused tax losses and temporary differences between the tax and accounting bases of assets and liabilities.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

The major items giving rise to deferred tax assets and liabilities are presented below:

	December 31, 2014	December 31, 2013

Non-capital losses carried forward	$29,668	$25,550
Capital assets	2,012	653
Intangible assets	(3,719)	(2,271)
Research and development expenditures	9,293	12,807
Research and development tax credits	13,947	16,623
Stock based compensation	750	506
Reserves not taken for tax purposes	1,050	1,593
Total deferred tax assets	53,001	55,461
Valuation allowance	(53,001)	(55,461)
Net deferred tax asset	$-	$-

As of December 31, 2014, the Company has the following non-capital losses available to reduce taxable income in future years: $87,969 Canada, $16,493 U.S. federal and $6,951 U.S. state. These losses expire in 2027 and beyond.

The Company has deductible Scientific Research and Experimental Development expenditures applicable to future years of approximately $34,419. These expenditures have been included in the calculation of deferred taxes above and have no expiry date.

The Company has unutilized federal and provincial scientific research and experimental development investment tax credits of approximately $9,096 and $7,306, respectively. These credits expire in 2015 and beyond. These expenditures have been included in the calculation of deferred taxes above.

The Company has adopted the provisions in ASC 740 related to unrecognized tax benefits. ASC 740 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. First, the tax position is evaluated for recognition. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits. If recognition is warranted the benefit is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. As such, we record accruals for items that we believe may be challenged by these taxing authorities. The threshold for recognizing the benefit of a tax return position in the financial statements is that the positive must be more-likely-than-not to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50 percent likely to be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Amount
Balance at December 31, 2013	$-
Additions for tax positions of prior years	33
Balance at December 31, 2014	$33

The balance of unrecognized tax benefits as of December 31, 2014, if recognized, would affect the effective tax rate.

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, as of December 31, 2014 and 2013 the Company has accrued $6 and $0 for interest and penalties.

The Company files tax returns in Australia, Belgium, Canada, Japan, Germany, Singapore and the United States. With limited exception, we are no longer subject to income tax examinations by taxing authorities for taxable years before 2010 for Canada and the United States and before 2008 for other jurisdictions.

14.	FINANCIAL VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

Our financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as of December 31, 2014 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$5,002	$-	$-
Restricted cash	371	-	-
	$5,373	$-	$-

Financial assets and liabilities measured at fair value as of December 31, 2013 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$6,382	$-	$-
Restricted cash	7,500	-	-
	$13,822	$-	$-

Our non-financial assets such as goodwill, intangible assets and property, plant and equipment are recorded at fair value when acquired or subsequently when an impairment is recognized.

The carrying value of accounts receivable and accounts payable approximate their fair values due to the short-term duration of these items.

15.	COLLABORATIVE ARRANGEMENTS

During 2010, we entered into a collaborative arrangement to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience. As part of the agreement, we agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement. The other party has agreed to provide the appropriate clinical validation over a five-year period.

For the years ended December 31, 2014, 2013 and 2012, we recorded no revenue related to this arrangement. During the years ended December 31, 2014, 2013 and 2012 we charged $230, $230 and $230 to research and development.

Any future payments to the participant of this agreement will be recognized in accordance with the Company’s current expenditure policies. The classification of these, or any future payments between participants pursuant to this collaborative arrangement, will be based on the nature of the arrangement. All future costs or revenue generated from third parties will be recognized in the income statement on a gross basis.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

During 2011, we entered into a collaborative arrangement with Princess Margaret Hospital to conduct clinical research on IMRIS’ MRgRT™ platform.  As part of the agreement, we developed and manufactured the MRgRT™ platform using IMRIS’ proprietary MR imaging technology in a VISIUS Surgical Theatre. Princess Margaret Hospital agreed to conduct clinical research, which we can use to clinically validate the system and develop a commercially viable version of the platform. During the year ended December 31, 2013 installation was completed and clinical validation could begin.

Revenue related to this arrangement, for the years ended December 31, 2013 and 2012 was $834 and $3,001, and cost of sales were $958 and $1,582. Costs attributable to the VISIUS Surgical Theatre were classified as cost of sales, as incurred.  Costs attributable to the development of the MRgRT™ platform were recognized as prepaid expenses and other assets. During the year ended December 31, 2013 installation was completed and clinical validation could begin, and $8,294 was recognized as research and development expense.

During 2012, we entered into a collaborative arrangement to encourage research, education, and patient care activities of mutual benefit in the areas of interventional cerebrovascular science and imaging, with specific focus in the integration of angiography and MR imaging modalities during interventional stroke procedures. As part of a master research agreement, we agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement. The other party agreed to provide the Company with clinical validation over a five year period.

Revenue related to this arrangement for the years ended December 31, 2014, 2013 and 2012 was $0, $72 and $2,092, and cost of sales was $0, $91 and $2,092. During the years ended December 31, 2014, 2013 and 2012, we charged $313, $157 and $0 to research and development.

16.	GUARANTEES

We periodically enter into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require us to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent us from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. We have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

17.	RESTRUCTURING COSTS

In 2012, we announced our plan to move our operations to the U.S. in order to be closer to the majority of our customers and to have access to critical suppliers and personnel. We expected to incur total costs of approximately $6.8 million related to this activity. These costs comprised of approximately $1.1 million for one-time employee termination benefits, approximately $2.1 million for contract termination costs and approximately $3.6 million for other associated costs such as moving expenses. Since the inception of the plan, we have incurred a total of $1.1 million of one-time employee termination costs, $2.1 million of contract termination costs and $3.4 million of other associated costs. Adjustments are primarily the reversal of prior period accruals for employee severance, retention and relocation costs, as well as foreign exchange rate fluctuations. The accruals were no longer necessary because the employees voluntarily terminated their employment before the retention and severance date. As of December 31, 2013, the plan was substantially complete. As of December 31, 2014, the remaining accruals primarily relate to the Winnipeg, Manitoba location lease, which extends through June 2016. The following is a roll-forward of the accrued liability related to restructuring costs for the year:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Balance as of December 31, 2011	$-	$-	$-
Incurred	1,383	-	72
Paid	(42)	-	-
Adjustments	-	-	-
Balance as of December 31, 2012	$1,341	$-	$72
Incurred	-	2,125	3,619
Paid	(879)	-	(2,800)
Adjustments	(305)	-	(261)
Balance as of December 31, 2013	$157	$2,125	$630
Incurred	-	-	123
Paid	(157)	(635)	(579)
Adjustments	-	(51)	(128)
Balance as of December 31, 2014	$-	$1,439	$46

The following is a summary of costs by income statement classification for the year ended December 31, 2013:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$(66)	$2,125	$1,112
Sales and marketing	-	-	18
Customer support and operations	(69)	-	715
Research and development	(170)	-	1,513
Total	$(305)	$2,125	$3,358

The following is a summary of costs by income statement classification for the year ended December 31, 2012:

	One-time employee termination benefits	Contract termination costs	Other associated costs

Administrative	$279	$-	$21
Sales and marketing	41	-	-
Customer support and operations	643	-	22
Research and development	420	-	29
Total	$1,383	$-	$72

18.	LONG TERM DEBT, NET OF DISCOUNT

On September 16, 2013, we entered into several agreements pursuant to which Deerfield agreed to provide us $25.0 million in funding, which occurred the same day. Pursuant to the terms of the Facility Agreement, we issued Deerfield promissory notes in the aggregate principal amount of $25.0 million. The long-term debt is repayable over five years, with equal payments of the principal amount due on the third, fourth and fifth anniversaries of the date of the disbursement, except if IMRIS achieves certain revenue targets as measured at each anniversary date, upon which we can elect to defer each of the principal payments to subsequent anniversary dates to maturity on its fifth anniversary date. Deerfield may also elect at its option to defer principal payments due on the aforementioned anniversary periods.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

The notes may be prepaid in full after the third anniversary at the approval of Deerfield and at the option of the Company with 20 days’ written notice to Deerfield under the Facility Agreement. Prepayment must be accompanied by a 4% prepayment fee of the principal then outstanding. Deerfield has the right to have the long-term debt repaid at 104% of the principal amount then outstanding in the event the Company completes a major transaction, which includes, but is not limited to, a merger or sale of the Company. If a major transaction occurs prior to the third anniversary of the agreement, the Company will be required to pay all interest that would have been accrued and payable through the third anniversary date. The long-term debt is secured by the Company’s assets.

The debt agreement contains covenants which are customary for similar credit agreements, including covenants related to financial reporting and notification, payment of indebtedness, taxes and other obligations; compliance with applicable laws; and limitations regarding additional liens, indebtedness, certain acquisitions, investments and dispositions of assets. The debt agreement contains a covenant which requires written consent from Deerfield before declaring or paying any dividend or other distribution on its common shares. Additionally, the Company must maintain cash and cash equivalents, including restricted cash, of at least $7.5 million measured at each quarter end.

The long-term debt requires interest at 9.0% per annum, payable quarterly. During 2014, the long-term debt effective interest rate was 9.44%. Interest accrued on each of the first five quarters is not paid but is added to the outstanding principal of the notes, resulting in PIK interest of $2,456 and $665 as of December 31, 2014 and 2013. The Company at its option, subject to certain conditions, may elect to satisfy its interest obligations occurring on or after January 1, 2015 in the form of freely tradable common shares of the Company.

We paid Deerfield a facility fee of $0.5 million and $1.4 million to other professionals involved in the completion of the Facility Agreement. These costs are capitalized and are being amortized over 5 years using the interest method.

In connection with the Facility Agreement, we issued Deerfield seven-year warrants (the “Deerfield Warrants”) to purchase 6,100,000 shares of the Company’s common stock at an exercise price of $1.94 per share. The exercise of the Deerfield Warrants can be satisfied through a reduction in the principal amount of our outstanding indebtedness to Deerfield, at our option.

We recorded the promissory notes with an aggregate principal amount of $25.0 million at its face value less a note discount of $4.8 million representing the fair value of the notes and its associated warrants. The note discount is amortized using the interest method. As of December 31, 2013 the unamortized note discount was $4.5 million.

On September 23, 2014, the exercise price of the Deerfield Warrants was adjusted to $0.70 per share in connection with the covenant waiver granted for the three month period ended September 30, 2014 (see note 1. Description of Business). The exercise price adjustment was considered a debt agreement modification. Under modification accounting, the fair value of the debt immediately before and subsequent to the modification was compared to determine the $1.1 million adjustment to decrease long-term debt and to increase additional paid-in capital.

On December 24, 2014, the exercise price of the Deerfield Warrants was again adjusted, this time to $0.35386 per warrant in connection with the covenant waiver for the periods commencing October 1, 2014 through and including June 30, 2015. The exercise price adjustment was again considered a debt agreement modification, and the fair value of the debt immediately before and subsequent to the modification was compared to determine the additional $281 adjustment to decrease long-term debt and to increase additional paid-in capital. As of December 31, 2014 the unamortized note discount was $4.5 million and will continue to be amortized using the interest method over the remaining period of 3.75 years.

The following assumptions were used in the calculation of the fair value of warrants granted or adjusted during the year using the Black-Scholes option-pricing model:

	December 24,	September 23,	September 16,
	2014	2014	2013

Grant date fair value of warrants granted during the year	$0.09	$0.2996	$0.86
Risk-free interest rate	1.27%	1.27%	2.36%
Dividend yield	0%	0%	0%
Expected life of the warrants	2.98 years	3.23 years	4.25 years
Expected volatility of the underlying stock	60.93%	60.93%	59.96%

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

In February 2014, we entered into a loan agreement with the City of Minnetonka, Minnesota (“the City”), where the Minnesota Department of Employment and Economic Development has granted us $500 for the purchase and installation of furniture, machinery and equipment and infrastructure improvements necessary for the installation of the aforementioned items. The term of the loan is five years, and bears an interest rate of zero percent. In the event we can document that we have created 75 full-time equivalent jobs at our Minnesota location by February 22, 2015, the City will forgive up to $350 of the loan, with equal monthly payments of the remaining principal balance due beginning January 2016 through January 2019. The loan agreement contains covenants related to financial reporting and notification and is secured by the assets purchased with the loan funds.

The long-term debt, net of discount, including the current portion of long-term debt, is recorded at its carrying value as of December 31, 2014. The fair value of the debt was approximately $26.6 million as of December 31, 2014. Management estimated the fair value of the long-term debt using Level 2 and Level 3 inputs based on recent financing transactions and on the discounted estimated future cash payments to be made on such long-term debt. The discount rate estimated reflects Management’s judgment as to what the approximate current lending rates for notes or group of notes with similar maturities and credit quality would be if credit markets were operating efficiently and assigns a range of likelihoods to whether the notes will be outstanding through maturity or paid early. Present value has been utilized to estimate the amounts required to be disclosed.

Interest and other expense includes interest expense, debt discount amortization, debt issuance cost amortization and bank fees (net). Interest and other expense for the years ended December 31, 2014, 2013 and 2012 includes interest expense of $2,423, $665 and $0, debt discount amortization of $494, $340 and $0 and debt issuance cost amortization of $1,387, $133 and $0. The remainder is other net interest income/expense and banking fees.

The Company has commitments under the Facility Agreement and under the loan agreement with the City requiring future minimum annual principal and interest payments as of December 31, 2014, as follows:

2015	$5,401
2016	10,554
2017	9,801
2018	9,040
2019	14

19.	COMMITMENTS AND CONTINGENCIES

Operating leases

The following table sets forth the minimum rental payments under operating leases with non-cancellable terms in excess of one year as of December 31, 2014:

2015	$1,763
2016	1,493
2017	1,236
2018	1,209
2019	1,202
Thereafter	4,007

The Company incurs rent expense under operating leases, which primarily relate to facilities and equipment. The Company incurred rent expense under operating leases of $1,852, $1,681 and $770 for the years ended December 31, 2014, 2013 and 2012.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

20.	SHARE CAPITAL AND BASIC AND DILUTED LOSS PER SHARE

a)	Authorized

The Company’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2014 and 2013, there were no preferred shares outstanding.

b)	Issued and outstanding

Pursuant to a private offering (the “Offering”), during the year ended December 31, 2014, the Company issued 10,563,380 units for an offering price of $0.284 per unit for gross proceeds of approximately $3,000. Each unit consists of one common share of the Company and one and a quarter common share purchase warrants. Each warrant is exercisable into one Common Share beginning April 24, 2015 and ending June 24, 2020 at an exercise price per common share of $0.3692.

The Company did not issue any common shares to employees related to option exercises during the year ended December 31, 2014.

Pursuant to option exercises, during the year ended December 31, 2013, the Company issued 219,755 common shares to employees for cash consideration of $484. In addition to the cash consideration, $209 was transferred from additional paid-in capital to share capital.

Pursuant to a public offering, during the year ended December 31, 2013, the Company issued 5,750,000 common shares at a public offering price of $3.50 per share for gross proceeds of approximately $20,100. The difference between the gross proceeds and the amount disclosed in the consolidated statements of shareholders’ equity is due to fees associated with the issuance.

Pursuant to option exercises, during the year ended December 31, 2012, the Company issued 1,086,102 common shares to employees for cash consideration of $2,420. In addition to the cash consideration, $989 was transferred from additional paid-in capital to share capital.

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive.

As of December 31, 2014, 2013 and 2012, 4,528,172, 463,915 and 452,344 stock options and warrants could potentially dilute basic EPS in the future. These options and warrants were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the years presented.

21.	SEGMENTED INFORMATION

The Company operates as one business segment. The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012

Canada	$1,895	$3,934	$3,803
United States	23,803	24,782	32,569
Europe and Middle East	702	10,603	2,085
Asia Pacific	2,491	6,723	13,935
	$28,891	$46,042	$52,392

During 2014, revenues from two customers accounted for $11,743 or 41% of total revenue for the year. During 2013, revenues from three customers accounted for $20,453 or 44% of total revenue for the year. During 2012, four customers accounted for 44% or $23,054 of total revenues. The revenues from each of these customers individually accounted for more than 10% of the total revenue for the years ended December 31, 2014, 2013 and 2012.

Notes to the Consolidated Financial Statements Expressed in U.S. $000’s except share and per share data, and except as otherwise indicated December 31, 2014

22.	RELATED PARTY TRANSACTIONS

On December 24, 2014, we completed a private placement offering of 10,563,380 units at an offering price of $0.284 per unit. Each unit consisted of one common share and one and a quarter common share purchase warrants. Each whole warrant is exercisable into one common share during the period starting June 24, 2015 and ending on June 24, 2020 at an exercise price per common share of $0.3692. The Offering was negotiated with third parties at arm’s length by a special independent committee of the Company’s Board of Directors. H. David Graves, Carey Diamond, Blaine Hobson, and William Fraser, each of whom are directors of the Company, participated in the Offering individually or through their respective affiliates.

Until March 31, 2013, we leased air travel time from a corporation that is controlled by the Chairman of IMRIS Inc. The amount charged to travel expenses during the twelve-month period ended December 31, 2013 and 2012, with respect to transactions with this related party totaled $25 and $396. On December 31, 2013, there was no receivable or payable balance owing to this corporation.

23.	QUARTERLY DATA (UNAUDITED)

(Thousands of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2014	2014	2014	2014	2013	2013	2013	2013

Revenue	$9,558	$6,924	$4,258	$8,151	$9,985	$17,765	$10,226	$8,066
Cost of sales and services	5,854	4,537	2,342	6,226	7,222	10,984	7,117	5,046

Gross profit (exclusive of depreciation and amortization shown below)	3,704	2,387	1,916	1,925	2,763	6,781	3,109	3,020
As a percentage of sales	38.8%	34.5%	45.0%	23.6%	27.7%	38.2%	30.4%	37.4%

Operating expenses
Administration	1,841	1,710	1,839	1,740	4,803	2,280	2,833	2,410
Sales and marketing	1,623	1,791	2,008	1,707	2,905	2,300	2,522	2,259
Customer support and operations	2,197	2,400	2,388	2,228	3,048	2,889	2,984	2,436
Research and development	1,869	1,532	1,761	1,602	11,211	2,339	1,534	2,739
Depreciation and amortization	665	702	702	767	630	963	943	950
Total operating expenses	8,195	8,135	8,698	8,044	22,597	10,771	10,816	10,794

Operating loss before the following:	(4,491)	(5,748)	(6,782)	(6,119)	(19,834)	(3,990)	(7,707)	(7,774)
Gain (loss) on asset disposals	(2)	(206)	12	-	(120)	-	-	-
Foreign exchange gain (loss)	(842)	(1,357)	677	(710)	(557)	387	(483)	(555)
Interest and other expense	(1,358)	(1,092)	(1,072)	(1,055)	(992)	(195)	(3)	(33)
Net loss before taxes	$(6,693)	$(8,403)	$(7,165)	$(7,884)	$(21,503)	$(3,798)	$(8,193)	$(8,362)

Income tax expense (benefit)	374	(11)	(138)	17	112	6	10	16

Net loss	$(7,067)	$(8,392)	$(7,027)	$(7,901)	$(21,615)	$(3,804)	$(8,203)	$(8,378)

Loss per share
Basic	$(0.13)	$(0.16)	$(0.14)	$(0.15)	$(0.42)	$(0.07)	$(0.16)	$(0.18)
Diluted	$(0.13)	$(0.16)	$(0.14)	$(0.15)	$(0.42)	$(0.07)	$(0.16)	$(0.18)

24.	COMPARATIVE FIGURES

Total revenue for 2013 and 2012 has been reclassified to conform to the current year’s presentation. $36,459 and $47,285 has been reclassified from total revenue to systems revenue and $9,583 and $5,107 has been reclassified from total revenue to services revenue for the years ended December 31, 2013 and 2012, respectively.

